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REGISTRANT'S NAME Bank of East Asia Ltd

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APR 16 2002
THOMSON FINANCIAL

FILE NO. 82- 3443 FISCAL YEAR 12-31-01

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DATE : 3/28/02

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02 MAR 28 AM 8:50



Annual Report 2001
2001年年報

Bank of East Asia, Ltd

BEA 東亞銀行

以中國傳統裝飾「繩結」為主題，具有吉祥和諧、誼結同心的寓意。封面的繩結正好顯示東亞銀行推出的新標誌，既強調我們服務華人的深厚傳統，同時亦帶出東亞銀行「全球運作經驗」的理念。此外，這個繩結亦象徵東亞銀行、中國聯合銀行及第一太平銀行於合併後，上下一心，力求卓越，為客戶提供最優質的服務。

背景的駿馬奔馳圖案，寓意東亞銀行將會憑藉其固有優勢，在馬年大展鴻圖，隨著香港經濟逐步回穩，致力爭取佳績。

Macrame, a classical oriental ornament, is chosen as the visual theme for this year's Annual Report. In the traditional Chinese society, knots symobolise the auspicious and the harmonious, and representing the forging of an alliance in pursuit of a worthy cause. The knot on the front cover celebrates the new corporate identity of The Bank of East Asia (BEA), highlighting our strong Chinese roots and our worldwide experience. With the symmetry of the knot, we emphasise the coherence arising from the integration of BEA, United Chinese Bank and First Pacific Bank, matched our commitment to providing the very best service to our customers.

The galloping horse in the background shows the competitive edge that BEA enjoys, and our determination to excel in the Year of Horse as business environment in Hong Kong gains momentum.

目 錄 Contents

東亞銀行有限公司

東亞銀行於1918年在香港成立，一直以來致力服務香港、中國及海外客戶，現時為全港最大的獨立本地銀行，於2001年12月31日的資產總額達1,820億港元（233億美元）。東亞銀行於香港聯合交易所上市，並為恒生指數成份股之一。

東亞銀行集團在全球共設有約160間分行及代表處，包括遍布全港的124間分行、在中國內地的15個營業據點，和遍及美國、加拿大、英國、英屬處女羣島以及東南亞國家等的國際網絡。

東亞銀行憑藉雄厚實力及創新而優質的銀行服務，在近年屢獲殊榮。在2000年7月，東亞銀行榮獲《歐洲貨幣雜誌》2000年卓越成就獎的**香港最佳本地銀行**。於2001年1月，獲頒**2000 JP Morgan/ FIA Best Asian Corporate Website Award**的獎項；同年4月，獲《*FinanceAsia*》雜誌推選為**香港最佳管理公司**之一；在8月，更獲得由OMEGA及《資本雜誌》主辦的「第二屆歐米茄傑出科技及金融成就獎」中的**最佳零售銀行**獎項。於12月，再獲得由《亞洲銀行家》雜誌主辦的「*The Asian Banker* 2001零售金融服務卓越大獎」中的**2001香港最佳零售銀行**獎項。

東亞銀行一直緊貼市場情況，以滿足客戶不斷轉變的需求，服務範圍包括企業銀行、個人銀行、投資銀行及中國業務。本行提供全面的零售及批發銀行服務和產品，包括存款、外幣儲蓄、樓宇按揭貸款、私人貸款、信用卡產品、電子網絡銀行服務、強制性公積金服務、貿易融資、銀團貸款、匯款及外匯孖展交易等。東亞銀行將持續服務香港、中國及海外客戶，致力提高其作為香港主要金融機構之一的地位。

① 總行 — 香港
The Head Office — Hong Kong

海外網絡
Overseas

② 溫哥華 Vancouver

③ 多倫多 Toronto
- 多倫多烈治文山 Richmond Hill
- 萬錦 Markham
- 密西西加 Mississauga
- 士嘉堡 Scarborough

④ 洛杉磯 Los Angeles
- 洛杉磯市中心 Los Angeles Downtown
- 亞罕布拉 Alhambra
- 工業市 City of Industry

⑤ 紐約 New York
- 紐約唐人街 New York Chinatown
- 紐約中城 New York Midtown
- 法拉盛 Flushing

⑥ 英屬處女羣島 British Virgin Islands

⑦ 伯明翰 Birmingham

⑧ 倫敦 London



東亞銀行約160個營業地點服務全球客戶。

The Bank of East Asia, Limited

Since its incorporation in Hong Kong in 1918, The Bank of East Asia ("BEA") has dedicated itself to service on behalf of the people of Hong Kong and customers in China and overseas. BEA is the largest independent local bank in Hong Kong, with total assets of HK$182 billion (US$23.3 billion) as of 31 December 2001. BEA is listed on the Stock Exchange of Hong Kong and is one of the constituent stocks of the Hang Seng Index.

The BEA Group now operates about 160 outlets worldwide, including 124 branches in Hong Kong, 15 outlets in the Mainland China and an extensive international network covering the United States, Canada, the United Kingdom, the British Virgin Islands and Southeast Asia.

BEA is recognised as a trendsetter, and its superior banking services have garnered numerous awards in recent years. In July 2000, BEA was named the **Best Domestic Bank in Hong Kong** in the Euromoney Awards for Excellence 2000. In January 2001, it received the **2000 JP Morgan/FIA Best Asian Corporate Website Award**. In April 2001, BEA was named one of **Hong Kong's Best Managed Companies** by *FinanceAsia* Magazine. In August 2001, BEA was honoured with the award for **Best Retail Bank** under the Omega Outstanding Technology and Financial Enterprise Awards, organised by OMEGA and *Capital* Magazine. In December 2001, BEA was recognised as the **2001 Best Retail Bank for Hong Kong** under The Asian Banker Excellence in Retail Financial Services Award 2001, organised by *The Asian Banker* Magazine.

BEA offers a full range of wholesale and retail banking services covering corporate banking, personal banking, investment banking and China services. Products and services are varied, ranging from deposits, foreign currency savings, mortgage loans, consumer loans, credit cards, Cyberbanking, Mandatory Provident Fund services, trade finance, syndicated loans, remittances and foreign exchange margin trading. BEA will continue to enhance its position in Hong Kong, China and around the world.



BEA serves its worldwide customers with about 160 outlets.

東南亞區 South East Asia

- (9) 胡志明市 Ho Chi Minh City
- (10) 吉隆坡 Kuala Lumpur
- (11) 新加坡 Singapore
- (12) 馬尼拉 Manila
- (13) 納閩 Labuan

中國 China

- (14) 北京 Beijing
- (15) 天津 Tianjin
- (16) 大連 Dalian
- (17) 青島 Qingdao
- (18) 西安 Xi'an
- (19) 武漢 Wuhan
- (20) 上海 Shanghai
  - 浦東 Pudong
  - 浦西 Puxi
- (21) 成都 Chengdu
- (22) 重慶 Chongqing
- (23) 福州 Fuzhou
- (24) 廈門 Xiamen
- (25) 廣州 Guangzhou
- (26) 深圳 Shenzhen
- (27) 珠海 Zhuhai
- (28) 澳門 Macau
- (29) 台北 Taipei

	2001 港幣百萬元 HK$M	2000 港幣百萬元 HK$M	變動 Change 百分率 %
盈利能力 Profitability			
已扣除準備之經營溢利 Operating profit after provisions	1,919	2,190 *	-12.4
股東應佔溢利 Profit attributable to shareholders	1,600	1,887 *	-15.2
資產負債狀況 Balance Sheet Strength			
資本 Capital resources	22,538	20,088 *	+12.2
客戶存款及已發行之債務證券 Customer deposits and debt instruments issued	149,719	149,244	+0.3
客戶貸款 Advances to customers	108,175	103,994	+4.0
資產總額 Total assets	181,765	179,168 *	+1.4
每股計 Per Share	港幣(元) HK$	港幣(元) HK$	
基本盈利 Basic earnings	1.12	1.34 *	-16.4
股息 Dividend	0.54	0.65	-16.9
現金盈利 Cash based earnings	1.19	1.36	-12.5
主要比率 Key Ratios	百分率 %	百分率 %	
成本對收入比率 Cost to income ratio	54.9	42.2 *	
資本充足比率 Capital adequacy ratio	17.5	16.3 *	
平均流動資金比率 Average liquidity ratio	46.6	48.4	

* 因會計政策變更而重報　　* Restated due to changes in accounting policies

董事會 Board of Directors

李國寶博士 (主席)	Dr. The Hon. David LI Kwok-po (Chairman)
李福和博士	Dr. LI Fook-wo
何佐芝先生*	Mr. George HO*
黃頌顯先生*	Mr. WONG Chung-hin*
李福深先生	Mr. Alan LI Fook-sum
李兆基博士*	Dr. LEE Shau-kee*
李福善博士	Dr. The Hon. Simon LI Fook-sean
李國章教授	Professor Arthur LI Kwok-cheung
黃子欣博士*	Dr. Allan WONG Chi-yun*
李國星先生	Mr. Aubrey LI Kwok-sing
彭玉榮先生	Mr. Joseph PANG Yuk-wing
蒙民偉博士	Dr. William MONG Man-wai
陳棋昌先生	Mr. CHAN Kay-cheung
羅友禮先生*	Mr. Winston LO Yau-lai*
丹斯里邱繼炳博士	Tan Sri Dr. KHOO Kay-peng
郭炳江先生	Mr. Thomas KWOK Ping-kwong
李澤楷先生	Mr. Richard LI Tzar-kai

*獨立非執行董事 * Independent Non-executive Directors

審核委員會 Audit Committee

李福深先生(主席)	Mr. Alan LI Fook-sum (Chairman)
黃頌顯先生	Mr. WONG Chung-hin
李兆基博士	Dr. LEE Shau-kee
黃子欣博士	Dr. Allan WONG Chi-yun
羅友禮先生	Mr. Winston LO Yau-lai

管理層 Management

主席兼行政總裁 Chairman and Chief Executive

李國寶博士	Dr. The Hon. David LI Kwok-po

執行董事兼副行政總裁 Executive Directors and Deputy Chief Executives

彭玉榮先生	Mr. Joseph PANG Yuk-wing
陳棋昌先生	Mr. CHAN Kay-cheung

總經理 General Managers

李繼昌先生 (投資銀行處)	Mr. Samson LI Kai-cheong FCCA, AHKSA, FCIS, FCS, HKSI (Investment Banking Division)
尹焰強先生 (策劃及調控處)	Mr. Daniel WAN Yim-keung BBA, MBA, FCCA, FHKSA (Strategic Planning & Control Division)
唐漢城先生 (個人銀行處)	Mr. TONG Hon-shing BSc, ACIB, AHKIB, ACIS (Personal Banking Division)
李民橋先生 (企業銀行處)	Mr. Adrian David LI Man-kiu Hon. BA (Cantab), Hon. MA (Cantab), MBA, LPC (Corporate Banking Division)
余學強先生 (中國業務總部)	Mr. Raymond YU Hok-keung BBF (China Division)
陳淑賢小姐 (國際業務處)	Ms. Louisa CHAN Suk-yin BA (International Division)
陳選玉先生 (營運支援處)	Mr. CHAN Shuen-yuk BA (Operations Support Division)
鄔杏賢小姐 (人力資源處)	Ms. WU Hang-yin ACIB, FHKIB (Human Resources Division)
郭凌志先生 (法律顧問處)	Mr. Alan John COLLINS LLB (Legal Division)

法律總顧問 General Counsel

郭凌志先生 Mr. Alan John COLLINS LLB

公司秘書 Company Secretary

何金蘭小姐 Ms. Molly HO Kam-lan FCIS, FCS

註冊行址 Registered Office

香港德輔道中10號
10 Des Voeux Road Central Hong Kong

電話 Telephone	:	(852) 2842 3200
傳真 Facsimile	:	(852) 2845 9333
電傳 Telex	:	HX73017
電報掛號 Telegram	:	BANKEASIA
環球銀行財務電信 S.W.I.F.T.	:	BEASHKHH
網址 Website	:	www.hkbea.com

核數師 Auditors

畢馬威會計師事務所 KPMG
執業會計師 *Certified Public Accountants*

股份上市 Share Listing

香港聯合交易所有限公司
The Stock Exchange of Hong Kong Limited
股份代號 Stock Code : 23

股份登記處 Share Registrar

標準證券登記有限公司 Standard Registrars Limited
香港中環干諾道中111號永安中心5樓
5th Floor, Wing On Centre, 111 Connaught Road Central
Hong Kong

電話 Telephone	:	(852) 2852 5644
傳真 Facsimile	:	(852) 2865 2578

美國預託證券託管銀行 ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F, New York,
NY 10011, USA

電話 Telephone	:	(646) 885 3218
傳真 Facsimile	:	(646) 885 3043

各董事於2002年2月5日的簡短個人資料

Board of Directors and their Biographical Details as at 5th February, 2002



李國寶博士
GBS, MA, Hon. LLD (Cantab), Hon DSocSc, FCA, FCPA, FHKSA, FCIB, FHKIB, FBCS, FCIArb, JP
主席兼行政總裁

62歲。香港華商銀行公會有限公司及香港管理專業協會主席。銀行業務諮詢委員會、外匯基金諮詢委員會及土地基金諮詢委員會委員。強制性公積金計劃管理局董事，The Better Hong Kong Foundation 之信託委員會委員。香港立法會議員。香港大學副校監。

1969年加入本行，1977年任董事，1981年任行政總裁，1995年任副主席，繼而於1997年獲委任為主席。彼為李國章教授之胞兄。

彼亦任其他機構董事，計有：金寶湯公司、深圳中航實業股份有限公司、Chelsfield Plc.、招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、杜鍾斯公司、粵海投資有限公司、恒基數碼科技有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、Jones Lang LaSalle Incorporated、新世界基建有限公司、英國電能有限公司、盈科數碼動力有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司、森那美有限公司及維他奶國際集團有限公司。

彼亦為其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、戴姆勒—克萊斯勒集團、Edelman、紐約聯邦儲備銀行國際資本市場顧問委員會、Lafarge、Lombard Odier & Cie Financial Growth Fund、NASDAQ、英國電能及羅爾斯、羅伊斯東南亞區。The Conference Board, Inc. 的全球顧問及資深委員。救世軍港澳軍區顧問委員會主席。

李福和博士
BS, MCS, LLD, DSSc, FCIB, FHKIB, JP
非執行董事

85歲。前任行政局及立法局議員。1940年加入本行，1958年任董事，1972年至1976年任總經理，1984年至1997年任主席。和記黃埔有限公司及德昌電機控股有限公司董事。彼為李國星先生之父親。

何佐芝先生
GBS, JP
獨立非執行董事

83歲。1968年任本行董事。香港商業廣播有限公司董事局榮譽主席，佳訊(控股)有限公司、置地控股有限公司及怡和控股有限公司董事。

後排由左至右：
Back row from left to right :

彭玉榮先生
Mr. Joseph PANG Yuk-wing
陳棋昌先生
Mr. CHAN Kay-cheung
李澤楷先生
Mr. Richard LI Tzar-kai
黃子欣博士
Dr. Allan WONG Chi-yun
李國章教授
Professor Arthur LI Kwok-cheung
李國星先生
Mr. Aubrey LI Kwok-sing
郭炳江先生
Mr. Thomas KWOK Ping-kwong
羅友禮先生
Mr. Winston LO Yau-lai

前排由左至右：
Front row from left to right :

蒙民偉博士
Dr. William MONG Man-wai
李福善博士
Dr. The Hon. Simon LI Fook-sean
李兆基博士
Dr. LEE Shau-kee
李福和博士
Dr. LI Fook-wo
李國寶博士
Dr. The Hon. David LI Kwok-po
何佐芝先生
Mr. George HO
黃頌顯先生
Mr. WONG Chung-hin
李福深先生
Mr. Alan LI Fook-sum
丹斯里邱繼炳博士
Tan Sri Dr. KHOO Kay-peng

Dr. The Hon. David LI Kwok-po

GBS, MA, Hon. LLD (Cantab), Hon DSocSc, FCA, FCPA, FHKSA, FCIB, FHKIB, FBCS, FCIArb, JP

Chairman and Chief Executive

Aged 62. Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee. Director of Mandatory Provident Fund Schemes Authority. Board Member of Trustees of the Better Hong Kong Foundation. Member of the Legislative Council of Hong Kong. Pro-Chancellor of the University of Hong Kong.

Joined the Bank in 1969. Appointed a Director in 1977. Appointed Chief Executive in 1981. Appointed Deputy Chairman in 1995. Appointed Chairman in 1997. Brother of Professor Arthur LI Kwok-cheung.

A Director of Campbell Soup Company, CATIC Shenzhen Holdings Limited, Chelsfield Plc., China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, Henderson Cyber Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, Jones Lang LaSalle Incorporated, New World Infrastructure Limited, PowerGen Plc., Pacific Century Cyberworks Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited, Sime Darby Berhad and Vitasoy International Holdings Limited.

Serves on the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Daimler-Chrysler AG, Edelman, Federal Reserve Bank of New York's International Capital Markets Advisory Committee, Lafarge, Lombard Odier & Cie Financial Growth Fund, NASDAQ, PowerGen and Rolls-Royce South East Asia. Global Counsellor and Senior Member of The Conference Board, Inc. Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command .

Dr. LI Fook-wo

BS, MCS, LLD, DSSc, FCIB, FHKIB, JP

Non-executive Director

Aged 85. Former member of the Executive and Legislative Councils. Joined the Bank in 1940. Appointed a Director in 1958. Chief Manager from 1972 to 1976. Chairman from 1984 to 1997. A Director of Hutchison Whampoa Limited and Johnson Electric Holdings Limited. Father of Mr. Aubrey LI Kwok-sing.

Mr. George HO

GBS, JP

Independent Non-executive Director

Aged 83. Appointed a Director in 1968. Honorary Chairman of Hong Kong Commercial Broadcasting Company Limited. A Director of ABC Communications (Holdings) Limited, Hongkong Land Holdings Limited and Jardine Matheson Holdings Limited.

黃頌顯先生
JP
獨立非執行董事及審核委員會委員

68歲。律師。1977年任本行董事。胡百全律師事務所顧問。香港電燈集團有限公司及和記黃埔有限公司董事。

李福深先生
FCA
非執行董事及審核委員會主席

64歲。特許會計師。1982年任本行董事。香港賽馬會主席，九龍維記牛奶有限公司執行董事。

李兆基博士
DBA (Hon), DSSc (Hon), LLD (Hon)
獨立非執行董事及審核委員會委員

74歲。1987年任本行董事。恒基兆業地產有限公司及恒基兆業發展有限公司主席兼總經理，恒基數碼科技有限公司及香港中華煤氣有限公司主席，美麗華酒店企業有限公司董事長，新鴻基地產發展有限公司副主席，恒基中國集團有限公司及香港小輪(集團)有限公司董事。

李福善博士
GBM, LLD (Hon.), FUC (Lond.), LLB (Lond.)
非執行董事

79歲。1987年任本行董事。前上訴庭副庭長。

李國章教授
GBS, MA, MD, B.Chir (Cantab), DSc (Hon), DLitt (Hon), Hon Doc (Soka), FRCS (Eng & Edin), FRACS, FACS (Hon), Hon FRCS (Glasg & I), Hon FRSM, Hon FPCS, JP
非執行董事

56歲。醫生。1995年任本行董事。香港中文大學校長及教授，前任醫學院外科學系主任兼醫學院院長。中國移動(香港)有限公司、恒基數碼科技有限公司、九龍倉集團有限公司非執行董事及Corus and Regal Hotels plc非執行董事主席。香港科技園公司董事局成員。彼為李國寶博士之胞弟。

黃子欣博士
BSc, MSEE, HonDTech, JP
獨立非執行董事及審核委員會委員

51歲。1995年任本行董事。偉易達集團主席，中港照相器材集團有限公司及利豐有限公司董事。香港大學校務委員會及香港貿易發展局成員。創新科技顧問委員會成員及特別顧問。

李國星先生
BSc, MBA
非執行董事

51歲。1995年任本行董事。偉業融資有限公司董事。於投資銀行、商人銀行及資本市場界具廣泛經驗。又為大家樂集團有限公司、中國光大國際有限公司、建聯集團有限公司、中國(香港)石油有限公司及九龍建業有限公司董事。彼為李福和博士之兒子。

彭玉榮先生
BSSc, MBA, ACIB, FHKIB, JP
執行董事兼副行政總裁

52歲。1973年加入本行，1991年任替任行政總裁，1992年擢升為總經理，1995年再擢升為副行政總裁並獲委任為本行董事，協助行政總裁處理本集團之整體運作及管理。

職業訓練局銀行及金融業訓練委員會主席，香港銀行學會副會長，公務員薪俸及服務條件常務委員會委員，香港貿易發展局金融服務業諮詢委員會及中國貿易諮詢委員會委員，破產欠薪保障基金委員會委員，香港應用科技研究有限公司董事，槓桿式外匯買賣仲裁委員會委員，懲教署人員子女教育信託基金投資諮詢委員會主席，及證券及期貨事務監察委員會程序覆檢委員會委員。

Mr. WONG Chung-hin
JP
Independent Non-executive Director and Member of the Audit Committee

Aged 68. Solicitor. Appointed a Director in 1977. Consultant of P.C. Woo & Co. A Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited.

Mr. Alan LI Fook-sum
FCA
Non-executive Director and Chairman of the Audit Committee

Aged 64. Chartered Accountant. Appointed a Director in 1982. Chairman of The Hong Kong Jockey Club. An Executive Director of The Kowloon Dairy Limited.

Dr. LEE Shau-kee
DBA (Hon), DSSc (Hon), LLD (Hon)
Independent Non-executive Director and Member of the Audit Committee

Aged 74. Appointed a Director in 1987. Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Chairman of Henderson Cyber Limited, The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Vice Chairman of Sun Hung Kai Properties Limited. A Director of Henderson China Holdings Limited and Hong Kong Ferry (Holdings) Company Limited.

Dr. The Hon. Simon LI Fook-sean
GBM, LLD (Hon.), FUC (Lond.), LLB (Lond.)
Non-executive Director

Aged 79. Appointed a Director in 1987. Former Vice President of the Court of Appeal.

Professor Arthur LI Kwok-cheung
GBS, MA, MD, B.Chir (Cantab), DSc (Hon), DLitt (Hon), Hon Doc (Soka), FRCS (Eng & Edin), FRACS, FACS (Hon), Hon FRCS (Glasg & I), Hon FRSM, Hon FPCS, JP
Non-executive Director

Aged 56. Medical Practitioner. Appointed a Director in 1995. The Vice Chancellor and Professor, and formerly the Chairman of Department of Surgery and the Dean of Faculty of Medicine of the Chinese University of Hong Kong. A Non-executive Director of China Mobile (Hong Kong) Limited, Henderson Cyber Limited, The Wharf (Holdings) Limited and Non-executive Chairman of the Board of Corus and Regal Hotels plc. Member of the Board of Hong Kong Science and Technology Parks Corporation. Brother of Dr. The Hon. David LI Kwok-po.

Dr. Allan WONG Chi-yun
BSc, MSEE, HonDTech, JP
Independent Non-executive Director and Member of the Audit Committee

Aged 51. Appointed a Director in 1995. Chairman of VTech Holdings Limited. A Director of China-Hongkong Photo Products Holdings Limited and Li & Fung Limited. Council Member of the University of Hong Kong and the Hong Kong Trade Development Council. Member and Special Advisor to the Council of Advisors on Innovation and Technology.

Mr. Aubrey LI Kwok-sing
BSc, MBA
Non-executive Director

Aged 51. Appointed a Director in 1995. Director of Management Capital Limited. Possesses extensive experience in the fields of investment banking, merchant banking and capital markets. Also a Director of Cafe de Coral Holdings Limited, China Everbright International Limited, Chinney Alliance Group Limited, CNPC (Hong Kong) Limited and Kowloon Development Co. Ltd. Son of Dr. LI Fook-wo.

Mr. Joseph PANG Yuk-wing
BSSc, MBA, ACIB, FHKIB, JP
Executive Director and Deputy Chief Executive

Aged 52. Joined the Bank in 1973. Appointed Alternate Chief Executive in 1991. Promoted to General Manager in 1992. Promoted to Deputy Chief Executive and appointed a Director in 1995. Assists the Chief Executive in the overall management and control of the Group.

Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council, Vice President of the Hong Kong Institute of Bankers, Member of the Standing Commission on Civil Service Salaries and Conditions of Service, Member of the Financial Services Advisory Committee and China Trade Advisory Committee of the Hong Kong Trade Development Council, Member of the Protection of Wages on Insolvency Fund Board, Member of the Board of Hong Kong Applied Science and Technology Research Institute Co., Ltd., Member of the Arbitration Panel under the Leveraged Foreign Exchange Trading Ordinance, Chairman of the Correctional Services Children's Education Trust Investment Advisory Board and Member of the Process Review Panel for the Securities and Futures Commission.

蔡民偉博士
Hon. DBA, Hon. LLD
非執行董事

74歲。1995年獲委任為本行董事。信興集團主席兼董事長，一國兩制研究中心顧問委員會委員，香港電器製造業協會名譽主席，南京大學董事會名譽董事長，清華大學教育基金會顧問及清華大學高等研究中心基金會董事，北京大學教育基金會名譽理事，上海交通大學董事會名譽董事，廣東暨南大學董事會董事，香港科技大學顧問委員會委員，及香港理工大學顧問委員會委員。

陳棋昌先生
FHKIB
執行董事兼副行政總裁

55歲。1965年加入本行，1987年至1995年任公司秘書，1992年擢升為總經理，1996年任本行董事，並於1997年擢升為副行政總裁，協助行政總裁處理本集團之整體運作及管理，於銀行界具廣泛知識和經驗。珠江船務發展有限公司、四洲食品網匯控股有限公司及運盛(中國)投資集團有限公司董事。強制性公積金行業計劃委員會委員。

羅友禮先生
SBS, BSc, MSc
獨立非執行董事及審核委員會委員

60歲。2000年獲委任為本行董事。維他奶國際集團有限公司執行主席，中國全國政協委員，食物及環境衛生諮詢委員會委員，香港外展信託基金會副會長，香港飲品製造商協會副主席及香港僱主聯合會理事會會員。The East Asiatic Company Ltd. A/S、香港生物科技研究院有限公司、平平置業有限公司及索迪斯(香港)有限公司董事。

丹斯里邱繼炳博士
PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD
非執行董事

63歲。2001年獲委任為本行董事。為馬聯集團的董事主席兼集團行政總裁。馬聯集團是一間多元化的企業集團，業務遍及亞太區及其他多個國家。彼亦為英國羅拉雅斯里公共上市公司(Laura Ashley)董事主席及香港SCMP集團有限公司董事。丹斯里邱繼炳博士曾任馬來西亞土著銀行有限公司銀行業務總監及馬來亞銀行副董事主席。彼目前擔任馬來西亞人道基金會及美國維吉尼亞灘里貞大學信託人及美國西雅圖西北學院的董事。

郭炳江先生
MSc (Bus Adm), BSc (Eng), FCPA, JP
非執行董事

50歲。2001年獲委任為本行董事。郭氏現為新鴻基地產發展有限公司副主席兼董事總經理，3號幹線(郊野公園段)有限公司主席、IFC Development Limited聯席主席、新意網集團有限公司執行董事及富聯國際集團有限公司非執行董事。郭氏同時出任香港地產建設商會第一副會長、土地及建設諮詢委員會土地及規劃小組成員，政府委任之營商諮詢小組成員、廣州市榮譽市民及第9屆中華人民共和國全國政協上海市委員會的委員。郭氏持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

李澤楷先生
非執行董事

35歲。2001年獲委任為本行董事。為電訊盈科有限公司主席兼行政總裁、盈科拓展集團主席兼行政總裁，以及新加坡盈科亞洲拓展有限公司主席。彼亦為世界經濟論壇(資訊科技及電訊事務)、美國華盛頓策略及國際研究中心、哈佛大學國際發展中心顧問委員會、聯合國資訊及通訊科技顧問團、以及香港城市大學校董會的成員。

Dr. William MONG Man-wai
Hon. DBA, Hon. LLD
Non-executive Director

Aged 74. Appointed a Director in 1995. Chairman and Senior Managing Director of Shun Hing Group. Member of the One Country Two Systems Research Institute Advisory Committee. Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. Honorary Chairman of the Board of Trustees of Nanjing University. Consultant of the Tsinghua University Education Foundation and Director of the Centre for Advanced Study Foundation of Tsinghua University. Honorary Member of the Education Fund of Peking University and the Board of Trustees of Shanghai Jiao Tong University. Member of the Board of Directors of Jinan University in Guangdong. Member of the Court of Hong Kong University of Science and Technology and Hong Kong Polytechnic University.

Mr. CHAN Kay-cheung
FHKIB
Executive Director and Deputy Chief Executive

Aged 55. Joined the Bank in 1965. Company Secretary from 1987 to 1995. Promoted to General Manager in 1992. Appointed a Director in 1996. Promoted to Deputy Chief Executive in 1997. Assists the Chief Executive in the overall management and control of the Group. Possesses extensive knowledge and experience in the banking industry. A Director of Chu Kong Shipping Development Company Limited, Four Seas eFood Holdings Limited and Winsan (China) Investment Group Company Limited. Member of the MPF Industry Schemes Committee.

Mr. Winston LO Yau-lai
SBS, BSc, MSc
Independent Non-executive Director and Member of the Audit Committee

Aged 60. Appointed a Director in 2000. Executive Chairman of Vitasoy International Holdings Limited. A member of the National Committee of the Chinese People's Political Consultative Conference. Member of the Advisory Council on Food and Environmental Hygiene. Vice President of the Council of Outward Bound Trust of Hong Kong. Vice-President of the Hong Kong Beverage Manufacturers Association of Hong Kong. Council Member of the Employers' Federation of Hong Kong. A Director of The East Asiatic Company Ltd. A/S, Hong Kong Institute of Biotechnology Ltd., Ping Ping Investment Company Ltd. and Sodexho (Hong Kong) Ltd.

Tan Sri Dr. KHOO Kay-peng
PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD
Non-executive Director

Aged 63. Appointed a Director in 2001. The Chairman and Group Chief Executive of the MUI Group of companies, a diversified conglomerate with business interests in Asia Pacific and several other countries. He is also the Chairman of Laura Ashley Holdings Plc and a Director of SCMP Group Limited. Previously, Tan Sri Dr. Khoo had served as Director of Banking Operations in Bank Bumiputra Malaysia Berhad and as Vice Chairman of Malayan Banking Berhad. Currently, he is a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia Beach, USA, and a board member of Northwest College, Seattle, USA.

Mr. Thomas KWOK Ping-kwong
MSc (Bus Adm), BSc (Eng), FCPA, JP
Non-executive Director

Aged 50. Appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of Sunevision Holdings Limited and a Non-executive Director of USI Holdings Limited. He is currently an Executive Vice President of The Real Estate Developers Association of Hong Kong, a committee member of the Land Sub-Committee & Planning Sub-Committee of the Land & Building Advisory Committee, a Government appointed member of the Business Advisory Group, an Honorary Citizen of Guangzhou and a member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Mr. Richard LI Tzar-kai
Non-executive Director

Aged 35. Appointed a Director in 2001. The Chairman and Chief Executive of Pacific Century CyberWorks Limited, the Chairman and Chief Executive of the Pacific Century Group and the Chairman of Singapore-based Pacific Century Regional Developments Limited. He is a governor of the World Economic Forum for Information Technologies and Telecommunications, a member of the Center for Strategic and International Studies' International Councilors Group in Washington, DC; and a member of the International Advisory Board of the Center for International Development at Harvard University. He is also a member of the United Nations Information and Communication Technology Advisory Group, and the Council of the City University of Hong Kong.



「東亞銀行將藉著完善和適當的分行網絡及超著信譽，繼續拓展本地零售銀行業務及建立獨有地位。」

" Based on our well-developed, rational branch network and well-respected reputation, we will continue to develop our domestic retail banking business and build our consumer franchise. "

主席兼行政總裁
李國寶博士
Dr. The Hon. David LI Kwok-po,
Chairman and Chief Executive

本人非常高興告知各位股東，丹斯里邱繼炳博士、郭炳江先生及李澤楷先生已於2001年10月獲委任為本行的非執行董事。邱繼炳博士為馬聯集團的董事主席兼集團行政總裁，郭炳江先生為新鴻基地產發展有限公司副主席兼董事總經理，而李澤楷先生則為電訊盈科有限公司主席兼行政總裁。本人深信這三位董事的寶貴貢獻將帶領東亞銀行獲取更佳業績。

於 2001 年，東亞銀行集團的股東應佔溢利為港幣 1,600,000,000 元，較 2000 年度的港幣 1,887,000,000 元，減少港幣 287,000,000 元，即 15.2% 。基本每股盈利為港幣 1.12 元。平均資產回報率及平均資本回報率則分別為 0.9% 及 9.7% 。

於 2001 年 12 月 31 日，集團綜合資產總額達港幣 181,765,000,000 元，而其中 59.5% ，即港幣 108,175,000,000 元為客戶貸款。客戶存款為港幣 140,817,000,000 元，而已發行債務工具達港幣 8,902,000,000 元。放款對存款比率為 72.3% ， 2000 年年底則為 69.7% 。資本總額增加 12.2% ，至港幣 22,538,000,000 元。

在 2002 年 3 月 26 日星期二即將召開的股東週年常會上，董事會將建議派發末期股息每股港幣 3 角 3 仙。若連同 2001 年 9 月已派發每股港幣 2 角 1 仙的中期股息，則 2001 年度每股共派發股息港幣 5 角 4 仙，較 2000 年度所派發的股息每股港幣 6 角 5 仙減少 16.9% *(附註)*。

I am pleased to inform shareholders that Tan Sri Dr. Khoo Kay-peng, Mr. Thomas Kwok Ping-kwong and Mr. Richard Li Tzar-kai, were appointed Non-executive Directors of The Bank of East Asia ("BEA") in October 2001. Dr. Khoo is Chairman and Group Chief Executive of MUI Group of Companies, Mr. Thomas Kwok is Vice Chairman and Managing Director of Sun Hung Kai Properties Limited and Mr. Richard Li is Chairman and Chief Executive of Pacific Century CyberWorks Limited. I am confident that the valuable contribution of these gentlemen will lead to the further success of BEA.

In 2001, the BEA Group achieved profit attributable to shareholders of HK$1,600 million, which represents a decrease of HK$287 million, or 15.2%, over the 2000 figure of HK$1,887 million. Basic earnings per share were HK$1.12. Return on average assets and return on average equity were 0.9% and 9.7% respectively.

As at 31st December, 2001, total consolidated assets were HK$181,765 million, of which 59.5%, or HK$108,175 million, were advances to customers. Customer deposits were HK$140,817 million, while debt instruments issued stood at HK$8,902 million. The loan to deposit ratio was 72.3%, compared with 69.7% at the end of last year. Total capital resources increased by 12.2% to HK$22,538 million.

At the Annual General Meeting to be held on Tuesday, 26th March, 2002, the Directors will propose a final dividend of HK$0.33 per share which, together with the interim dividend of HK$0.21 per share paid in September 2001, will constitute a total dividend of HK$0.54 per share for the full year. This represents a decrease of 16.9% over the total dividend of HK$0.65 per share for the year 2000 *(Note)*.


港幣千元
HKD'000
1,100,000
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
972,915
437,602
737,291
918,323
775,301
1997
1998
1999
2000
2001

過往5年股息紀錄
Dividend for the Last 5 Years

本行提供的優質服務在近年屢獲殊榮，於2001年更囊括以下獎項：


Best Asian Corporate Website Award
Bank of East Asia

「JP Morgan / FIA Best Asian Corporate Website Award」的獎項

JP Morgan / FIA Best Asian Corporate Website Award


ASIA'S
BEST
COMPANIES
Bank of East Asia

《FinanceAsia》雜誌推選為「香港最佳管理」公司之一

FinanceAsia Magazine : One of "Hong Kong's Best Managed Companies"

2001年是香港銀行業困難的一年。在貸款需求呆滯及競爭劇烈的情況下，導致銀行邊際利潤削減。911 美國恐怖襲擊令困難的經營環境更轉惡劣；2002 年的經營前景仍未明朗，各行業會維持審慎的經營態度。信貸增長持續呆滯，而產品定價將依然備受壓力。為了取得競爭優勢，銀行同業將加快步伐推介新產品；而為了獲得更大的規模效益，銀行業將繼續進行整固的趨勢。

面對此等外來挑戰，東亞銀行繼續強化其作為香港其中一間最被尊崇的金融機構的地位。本行的成就繼續贏取國際關注。在獲取的獎項中，包括在 2001 年獲頒「歐米茄傑出科技及金融成就獎」之**最佳零售銀行**獎項，和榮獲《亞洲銀行家》之「*The Asian Banker* 2001 零售金融服務卓越大獎」的 **2001 香港最佳零售銀行**獎項。

作為一間服務香港、中國內地以至海外華人社羣的本地領導銀行，本行將繼續著眼建設未來，並透過策略性收購和自然增長以鞏固本行在香港、中國內地及國際市場上的獨有地位。在2001年 3 月，本行完成收購第一太平銀行的控股公司 — 第一太銀控股有限公司的全部股權，同年8月，中國聯合銀行有限公司與本行正式合併，該行在過往 6 年為本行附屬公司。本行亦於 8 月收購美國大興銀行。本行與第一太平銀行的正式合併將於 2002 年 4 月 1 日生效；本行與第一太平銀行的合併工作進展良好，並且取得協同效益，為股東的投資增值。

東亞銀行將藉著完善和適當的分行網絡及超著信譽，繼續拓展本地零售銀行業務及建立獨有地位。為此，本行將開展企業形象及分行轉型兩項計劃。這些計劃將在2002年帶來重要的影響，一方面加強本行的品牌形象，另一方面提升分行的銷售表現。本行更會擴大產品和服務種類，以分散收入來源，故此，本行亦會拓展非抵押性的銀行產品和服務，以及開發新業務以輔助電子商貿。

隨著中國加入世界貿易組織，對外資銀行的限制逐漸放寬，本行將藉著在內地市場長期發展並擁有領先地位的優勢，爭取潛在的商業機會。此外，本行亦會尋求發展機會，與國內金融機構組成策略性聯盟。

本行將透過擴展核心業務，繼續尋求增長機會。此外，本行亦會透過在擁有業務機會及可以藉著本行品牌服務及營運起互利作用的地區進行收購，進一步拓展業務。

主席兼行政總裁
李國寶

香港
2002 年 2 月 5 日

附註：於 2002 年 3 月 5 日星期二辦公時間結束時，在股東名冊上已登記的股東，將獲派發上述建議的末期股息。該末期股息將以現金派發，惟股東可選擇收取已繳足股款的新股以代替現金。是項以股代息計劃須待股東在週年常會上通過有關的決議案，及香港聯合交易所有限公司上市委員會批准所建議發行的新股上市買賣方可作實。有關的股息單及以股代息的股票將約於 2002年3月26日星期二以平郵寄予股東。是項以股代息的詳情將連同有關選擇表格約於 2002年3月5日星期二寄予各股東。

The year 2001 was a difficult one for the Hong Kong banking industry. Margins were squeezed owing to sluggish loan demand and strong competition, and the 11th September terrorist attacks aggravated an already difficult trading environment. The operating outlook for 2002 remains weak, and most businesses have adopted a cautious attitude. Credit growth will continue sluggish, maintaining the current pressure on pricing. In order to gain competitive advantage, banks will step up the pace of innovation and introduction of new products. Further consolidation within the industry is possible, as banks look to achieve greater economies of scale.

In the face of these external challenges, our Bank is strengthening its position as one of the most respected financial institutions in Hong Kong. BEA's achievements continue to garner international attention. Among other distinctions, during 2001 the Bank was named **Best Retail Bank** in the Omega Outstanding Technology and Financial Enterprise Awards, and was awarded **2001 Best Retail Bank for Hong Kong** in the Asian Banker Excellence in Retail Financial Service Award 2001.

As a leading bank in Hong Kong serving the Hong Kong, the Mainland China and Overseas Chinese communities, we continue to build for the future and strengthen our franchise in Hong Kong, the Mainland and international markets through strategic acquisitions and organic growth. In March 2001, BEA completed the previously announced acquisition of FPB Bank Holding Company Limited, the holding company of First Pacific Bank. In August 2001, United Chinese Bank Limited was formally merged with BEA, after having operated as a subsidiary for the preceding six years. Also in August 2001, BEA acquired Grand National Bank in the U.S. Legal merger with First Pacific Bank will take effect from 1st April, 2002. The work of integrating First Pacific Bank with the Bank is progressing well, achieving the expected synergies and building value for shareholders.

Based on our well-developed, rational branch network and well-respected reputation, we will continue to develop our domestic retail banking business and build our consumer franchise. To this end, we have launched the Corporate Identity and Branch Transformation projects. These initiatives will have a significant impact during 2002, enhancing BEA's brand image and improving the sales performance of our branches. BEA will also seek to broaden the scope of products and services offered, in order to diversify sources of income. As part of this exercise, BEA will develop new non-collateral based banking products and services, as well as new businesses to assist e-commerce.

With the gradual relaxation of restrictions imposed on foreign banks following China's accession to the World Trade Organization, we will take advantage of our long-standing and leading position in China to capture potential business opportunities. In addition, we will explore opportunities to form strategic partnerships with local financial institutions in China.

We will continue to pursue growth through expansion of our core business. Furthermore, we will seek growth through strategic acquisitions where we identify business opportunities that allow us to successfully leverage our brand services and operations.

Chairman and Chief Executive
David LI Kwok-po

Hong Kong
5th February, 2002

Note: Shareholders whose names are on the Register of Members at the close of business on Tuesday, 5th March, 2002 will be entitled to the proposed final dividend. The final dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the forthcoming Annual General Meeting and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Tuesday, 26th March, 2002. Details of the scrip dividend and the election form will be sent to shareholders on or about Tuesday, 5th March, 2002.

BEA's comprehensive range of premium quality banking services have garnered numerous awards in recent years. In 2001, the Bank added to its strong list of achievements:



在OMEGA及《資本雜誌》主辦的「歐米茄傑出科技及金融成就獎」中獲頒香港「最佳零售銀行」獎項

Hong Kong's "Best Retail Bank" in the Omega Outstanding Technology and Financial Enterprise Awards, organised by OMEGA and Capital Magazine



由《亞洲銀行家》雜誌頒發「The Asian Banker 2001零售金融服務卓越大獎」的「2001香港最佳零售銀行」獎項

The "2001 Best Retail Bank for Hong Kong" in The Asian Banker Excellence in Retail Financial Services Award 2001, organised by The Asian Banker Magazine


港幣千元
HKD'000
5,500,000
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
經營收入 Operating Income
5,211,985
4,969,861*
4,569,515
4,393,799
4,222,106
2,860,768
2,098,752*
1,810,746*
1,707,609*
1,683,945*
1997
1998
1999
2000
2001

經營收入及經營支出
Operating Income vs Operating Expenses

* 因會計政策變更而重報 Restated due to changes in accounting policies

財務評論

財務表現

2001 年的營商環境依然惡劣。美國經濟放緩，加上 911 事件影響，嚴重打擊香港銀行業的資產素質及盈利增長。面對此惡劣環境，東亞銀行集團的股東應佔溢利錄得 15.2% 的跌幅，由 2000 年的港幣 1,887,000,000 元，下跌至港幣 1,600,000,000 元。

雖然本行於 2000 年 12 月 22 日購入了第一太平銀行 75% 之股權，但其於 2000 年 12 月 22 日至 2000 年 12 月 31 日期間內的業績，由於董事局認為對本集團影響不大，故未有包括於 2000 年的綜合損益賬內。但其 2001 年的盈利則已綜合於 2001 年的賬項內。

年內，本行作了一些會計政策變更。其重大改變包括已通過的擬派股息才作累計、將自購入附屬公司引起的商譽資本化，並以直線法攤銷、及採納聯營公司投資權益會計法。因應這些會計政策變更，本行已作了前期調整。

隨著美國多次的利率調整，本港的利率已跌至極低水平。然而，主要由於市場情緒低迷，本港的按揭市場仍然呆滯；雖然激烈競爭對息差構成沉重壓力，但本行審慎的控制資金成本已抵銷了部分影響。淨利息收入由港幣 3,695,000,000 元，增加 7.6% 至港幣 3,977,000,000 元，這主要是由於在放款業務及其他賺息資產的增長，以及已綜合計算第一太平銀行賬項所致。淨息差則下調至 2.32% 。

Financial Review

Financial Performance

The trading environment remained difficult during 2001. The slowdown in the U.S. economy, compounded by the effects of the event of 11th September, seriously affected the Hong Kong banking industry's asset quality and profit growth. Against this difficult environment, the BEA Group recorded a 15.2% decrease in profit attributable to shareholders, from HK$1,887 million in 2000 to HK$1,600 million.

Although BEA acquired 75% of First Pacific Bank on 22nd December, 2000, its results for the period from 22nd to 31st December, 2000 were not included in the consolidated profit and loss account for the year 2000, as they were considered by the Directors to be immaterial to the Group. First Pacific Bank's net profits for 2001, however, were consolidated into year 2001's accounts.

During the year, BEA made a number of changes in accounting policies. The material changes include, among others, accruing proposed dividends when approval is obtained, capitalising and amortising on a straight-line basis the goodwill arising on acquisition of subsidiaries, and the adoption of equity accounting for investments in associates. Prior period adjustments have been made in respect of these accounting policy changes.

Following the series of interest rates adjustments in the U.S., Hong Kong interest rates fell to exceptionally low levels. The Hong Kong mortgage market, however, did not exhibit much recovery, due primarily to the weak market sentiment. Fierce competition exerted severe pressure on the net interest spread, but this was partially offset by BEA's prudent control of funding costs. Due largely to the increase in loan business and other interest earning assets and the consolidation of First Pacific Bank, net interest income grew 7.6% from HK$3,695 million to HK$3,977 million. Net interest margin decreased to 2.32%.

2001 年度非利息收入輕微下跌 3.1% 至港幣 1,235,000,000 元。但若撇除於 2000 年確認的非經常性退休金盈餘，便會錄得 8.4% 的升幅，這是由於業務拓展，及已綜合計算 2000 年後期購入的附屬公司所致。經營收入由 2000 年的港幣 4,970,000,000 元，增加 4.9% 至港幣 5,212,000,000 元。非利息收入佔經營收入則由 2000 年的 25.6% ，下跌至 2001 年的 23.7% 。

經營支出增加 36.3% 至港幣 2,861,000,000 元，主要是因為已綜合購入的附屬公司，以及有關中國聯合銀行及第一太平銀行合併於東亞銀行集團所支付一次過非經常性顧問費用；成本對收入比率因此由 2000 年的 42.2% ，上升至 2001 年的 54.9% 。然而，本行預期這一次過的支出可帶來未來的收益。

未扣除準備的經營溢利錄得 18.1% 的負增長，由港幣 2,871,000,000 元，跌至港幣 2,351,000,000 元。儘管存在最後一季引起的資產素質問題，但由於 2001 年首 3 季度香港銀行業整體資產素質的改善，本行於 2001 年的壞賬及呆賬支出，下降 36.5% 至港幣 432,000,000 元。不履行貸款從 2000 年 12 月佔貸款總額的 3.6% ，跌至 2001 年年底的 3.1% 。已扣除準備的經營溢利則下跌 12.4% ，至港幣 1,919,000,000 元。

自2001年起，本行採納權益會計法以計算聯營公司投資的財務表現。因此，應佔聯營公司的盈利減除虧損，由 2000 年盈利的港幣 52,000,000 元減少 124.6% ，至 2001 年虧損港幣 13,000,000 元。於非全資附屬公司的少數股東權益較 2000 年上升 189% ，至港幣 12,000,000 元。股東應佔溢利為港幣 1,600,000,000 元，較上年度的港幣 1,887,000,000 元，減少 15.2% 。

財務狀況

本集團於 2001 年年底的資產總額，由 2000 年的港幣 179,168,000,000 元，增加 1.4% 至港幣 181,765,000,000 元。本行於年底的客戶貸款亦上升 4.0% ，達港幣 108,175,000,000 元。

在 2001 年，本行的存款總額增加 0.3% 至港幣 149,719,000,000 元，客戶存款則增長 1.5% 。

本行在 2001 年內發行總值 650,000,000 美元及港幣 1,000,000,000 元的存款證，並於到期時分別贖回 497,000,000 美元及港幣 2,150,000,000 元存款證。

在 2001 年 1 月，本行發行了 550,000,000 美元的後償票據，並於 2001 年 2 月贖回 300,000,000 美元後償浮息票據。

在 2001 年 7 月，債券持有人行使其權利，贖回 210,000,000 美元的可換股債券。

Non-interest income dropped slightly by 3.1% to HK$1,235 million in 2001. Excluding the non-recurrent surplus in the retirement fund recognised in 2000, growth of 8.4% would be recorded. Such growth is mainly due to the expansion of business volume, and consolidation of subsidiaries acquired in the latter part of 2000. Operating income grew 4.9% to HK$5,212 million from HK$4,970 million in 2000. The proportion of non-interest income to operating income decreased from 25.6% in 2000 to 23.7% in 2001.

Operating expenses increased 36.3% to HK$2,861 million, primarily due to the consolidation of subsidiaries acquired and the incurrence of non-recurrent consultancy fees in connection with the merger of United Chinese Bank and First Pacific Bank with the BEA Group. As a result, the *cost-to-income ratio* rose from 42.2% in 2000 to 54.9% in 2001. However, it is expected that gains will be realised in future years, following this one-off expense.

Operating profit before provisions recorded a negative growth of 18.1% from HK$2,871 million to HK$2,351 million. As a result of the improvement in the overall asset quality in the Hong Kong banking industry in the first three quarters of 2001, despite the asset quality problems arising in the last quarter, BEA's charge for bad and doubtful debts for the year 2001 decreased by 36.5% to HK$432 million. Non-performing loans dropped from 3.6% of total loans at the end of 2000 to 3.1% at December 2001. Operating profit after provisions decreased by 12.4% to HK$1,919 million.

Starting from 2001, BEA adopted the equity accounting method to account for the financial performance of investments in associates. As a result, share of profits less losses of associates decreased 124.6% from a profit of HK$52 million in 2000 to a loss of HK$13 million. Minority interests in non-wholly owned subsidiaries stood at HK$12 million, representing an increase of 189% over that for 2000. Net profit attributable to shareholders was HK$1,600 million, a 15.2% decrease over the previous year's HK$1,887 million.

Financial Position

The total assets of the BEA Group were HK$181,765 million at the end of 2001, 1.4% up from HK$179,168 million the previous year. BEA also achieved an increase of 4.0% in advances to customers, which totalled HK$108,175 million at the end of the year.

In 2001, total deposits increased by 0.3% to HK$149,719 million, with customer deposits growing by 1.5%.

在 2001 年年底，本行的債務組合總額面值為港幣 8,902,000,000 元，其中包括由本行附屬公司第一太平銀行發行之 13,000,000 美元浮息存款證。

在計入所有已發行的債務證券後，本行的放款對存款比率為 72.3% ，較 2000 年年底的 69.7% 增加 2.6% 。

已發行債務證券之期限分析
Maturity Profile of Debts Issued

(以百萬元位列示)
(All expressed in millions of dollars)

	貨幣 Currency	合共－面值 Total - Face Value	到期年份 Year of Maturity 2002	2003	2004
由東亞銀行發行之 Issued by BEA					
浮息存款證 Floating Rate Certificates of Deposit					
於 1999 年發行 issued in 1999	美元 USD	297	297		
於 2001 年發行 issued in 2001	美元 USD	650	650		
於 2001 年發行 issued in 2001	港幣 HKD	1,000		1,000	
合共 **Total**	港幣 **HKD**	**1,000**		**1,000**	
合共 **Total**	美元 **USD**	**947**	**947**		
定息存款證 Fixed Rate Certificates of Deposit					
於 1999 年發行 issued in 1999	港幣 HKD	100			100
可換股債券 Convertible Bonds					
於 1996 年發行 issued in 1996	美元 USD	41		41	
由第一太平銀行發行之 Issued by First Pacific Bank					
浮息存款證 Floating Rate Certificates of Deposit					
於 1997 年發行 issued in 1997	美元 USD	5	5		
於 2000 年發行 issued in 2000	美元 USD	8	8		
合共 **Total**	美元 **USD**	**13**	**13**		
所有已發行債務證券(相等於港幣) Total Debts issued in HKD equivalent		**8,902**	**7,485**	**1,317**	**100**

風險管理

東亞銀行已建立一套完善的風險管理程序，以識別、衡量、監察及控制本行所承受的各類風險，並於適當的情況下分配資本以抵禦該等風險。集團內各業務層面已建立風險管理機制，並配合管理層的積極參與、有效的內部控制及完善的稽核以確保本行最大的利益。

During the year, BEA issued certificates of deposit totalling US$650 million and HK$1,000 million respectively. Certificates of deposit amounting to US$497 million and HK$2,150 million were redeemed upon maturity.

In January 2001, BEA issued US$550 million in subordinated notes, and redeemed subordinated floating rate notes amounting to US$300 million in February 2001.

In July 2001, convertible bonds totalling US$210 million were redeemed at the option of the bondholders.

At the end of 2001, the face value of the outstanding debt portfolio was HK$8,902 million, including floating rate certificates of deposit with a value of US$13 million issued by BEA's subsidiary, First Pacific Bank.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 72.3%, being 2.6% higher than the 69.7% reported at the end of 2000.

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk facing it and, where appropriate, to allocate capital against those risks. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active Management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

業務回顧

認可

2001年內，《銀行家》雜誌選出東亞銀行為本地排名**第1位**（以資本值計）的銀行，世界排名則由2000年的第190位提升至2001年的**第181位**（以資本值計）。在4月，本行獲《*FinanceAsia*》雜誌選為**香港最佳管理公司**之一。

本行的成就繼續贏取國際關注。在2001年，本行榮獲**2000 JP Morgan / FIA Best Asian Corporate Website Award**獎項。同時，本行亦獲頒「歐米茄傑出科技及金融成就獎」之**最佳零售銀行**獎項，和榮獲《亞洲銀行家》「*The Asian Banker* 2001零售金融服務卓越大獎」之**2001香港最佳零售銀行**獎項。

合併計劃

有關強制收購第一太銀控股有限公司所有餘下股份的程序，已於2001年3月完成。該公司隨之成為本行的全資附屬公司，而其在香港聯合交易所的上市地位亦被撤回。

於2001年8月，本行成功完成與中國聯合銀行的正式合併，而第一太平銀行併入東亞銀行的進展亦相當順利。客戶對三行合併的反應良好。東亞銀行及第一太平銀行的電腦及運作系統將於2002年3月底進行整合，而兩行將訂於2002年4月1日正式合併。

架構重組

本地分行轉型項目

2001年1月，本行聘用A.T. Kearney作為其分行轉型項目的管理顧問公司。這個項目旨在突顯分行網絡的潛在價值，分行網絡的主要任務將集中於銷售工作。至目前為止，已完成的各項工作如下：



個人理財服務中心為分行轉型計劃的重要一環，並會分階段在全線分行開展，大大拓闊客戶在本地分行網絡中使用產品和服務的範圍。

Personal Finanical Service Centres will be introduced in phases as part of the Branch Transformation Project, broadening the range of products and services customers may purchase at their local BEA branch.

- 訂出一組混合的分行營運模式，每一模式均配合一個目標環境；其設計將配合早已清楚確立的目標；
- 設立新的分行銷售獎勵制度；
- 引進新的分行業績表現管理制度；
- 檢討分行網絡的營運效率；
- 設立新機制以改革分行的營運工序，使更多分行資源注入銷售工作；及
- 設訂各項工作的實施細節。

本行現正實施計劃中的各項工作，預期於2002年10月可以完成整個項目。

Operations Review

Recognition

The Banker ranked BEA as the **Number 1 bank** (in terms of capital) in Hong Kong and **Number 181** (in terms of capital) on a worldwide basis in 2001, up from Number 190 the previous year. In April, the Bank was recognised as one of **Hong Kong's Best Managed Companies** by *FinanceAsia* Magazine.

BEA's achievements continue to garner international attention. In 2001, it was awarded the **2000 JP Morgan / FIA Best Asian Corporate Website Award**. In addition, the Bank was named **Best Retail Bank** in the Omega Outstanding Technology and Financial Enterprise Awards, and was awarded **2001 Best Retail Bank for Hong Kong** in the Asian Banker Excellence in Retail Financial Service Award 2001.

Integration and Merger Exercise

Following the compulsory acquisition of all outstanding shares in FPB Bank Holding Company Limited in March 2001, the company became a wholly-owned subsidiary of BEA and was delisted from The Stock Exchange of Hong Kong.

In August, BEA successfully completed the legal merger with United Chinese Bank. Progress during 2001 on the merger of First Pacific Bank into the Bank has been smooth, and customer response has been positive. Integration of the computer and operations systems of the Bank and First Pacific Bank will take place toward the end of March this year, and the date of the legal merger of the two banks has been set for 1st April, 2002.

Organisation Restructuring

Branch Transformation Project

In January 2001, the Bank engaged A.T. Kearney to serve as management consultant for the Branch Transformation Project. This project aims to free the hidden value of BEA's branch network, by making sales promotion the primary focus of the network. The following have been achieved to date:

- Approved a complementary set of model branches, each matched to a target environment and designed to achieve clearly defined goals;
- Devised a new branch sales incentive system;
- Developed a new branch performance management system;
- Conducted a review of the efficiency of the branch network;
- Established methodologies for reengineering branch processes to release resources for selling; and
- Devised a rollout plan for implementing the initiative.

BEA is now in the process of executing the plan, with the aim of completing the project by October 2002.

工序北移

本行現已落實將部分後勤工序於 2002 年北移往國內，預期將於年內設立一個後勤中心。


BEA東亞銀行

東亞銀行全新的企業品牌，不但保留舊有的獨特元素，而且形象鮮明，更具時代感。新的品牌將會於未來數月在分行網絡中逐步採用。

BEA's newly launched corporate identity retains a strong link with the past, while signaling the dynamism and forward-looking spirit of the Bank. The new identity will be introduced throughout the branch network during the coming months.

企業形象

於 2000 年，本行就品牌定位進行了內部檢討，認為本行的企業形象可作進一步提升，以加深客戶對本行品牌的認識。

為此，本行委託企業形象顧問朗濤設計顧問公司更新本行的企業和零售品牌。整個過程涉及本行品牌的策略分析及發展、更新企業和零售品牌的設計。本行採取了一個漸進的方式，改良本行的標誌設計，當中揉合了舊有商標和放眼未來的重要元素。

新的企業品牌之基本元素包括新的商標、以「BEA」作為傳訊的英文簡稱，以及「東亞銀行」的中文名稱。公司名稱的式樣變化最大，更新後的公司品牌較以往鮮明獨特，更具時代感。

本行亦為分行網絡設計了一個新的零售品牌，以切合本行的核心價值，和向客戶帶出一個現代、創新和方便靈活的銀行服務之形象，這是一個真正與其他銀行有別的全新品牌。此外，嶄新的外觀設計，是為配合將分行由以交易為主轉為以銷售為主的目的。更新分行的外貌將會吸引現有和未來客戶使用本行服務，是整個分行轉型項目中的重要一環。

個人銀行業務

分行業務

本行不斷檢討運作，目標為提高本地分行銷售網絡的效率。

在 2001 年 1 月，本行於浸會大學設立一新分行；在 3 月，新都城廣場分行開幕，為將軍澳這個新市鎮提供更方便完善的全面銀行服務。另於 5 月中，華潤大廈分行亦由地面鋪址遷往更佳的平台位置，並易名為港灣道分行。

本行在 11 月結束其中 7 間在地區重疊的分行，並將此等分行併入同區較大規模的分行。

Relocating Back Office Functions to the Mainland

BEA is taking steps to relocate selected back office functions to the Mainland before the end of 2002. It is also anticipated that an operations centre will be set up in the Mainland during the year.

Corporate Identity

During 2000, BEA conducted an internal review of its branding position. It was found that awareness among the BEA's customers on its corporate image and identity could be further strengthened.

Landor Associates was appointed to rebuild the Bank's corporate and retail brands. The overall programme covered analysis and brand strategy development, corporate identity development and retail identity development. To create a distinctive image for BEA, an evolutionary approach was employed, bringing together elements of the past with a vision for the future.

The basic elements of the new corporate identity include a new logotype and the communicative name "BEA". The signatories have been overhauled to make the identity unique and contemporary in outlook.

The new retail identity, which will be applied across the entire branch network, ties in with BEA's core values and projects a modern, dynamic, innovative and user-friendly image to customers - one that will truly differentiate the Bank from its competitors. The new outlook complements the effort to transform the branches from transaction-focused to sales-oriented outlets. A key component of the transformation exercise has been to enhance the appeal of the branch network to customers, both new and old.

Personal Banking

Branch Distribution

BEA continually reviews operations, with the aim of optimising the efficiency of the local branch distribution network.

In January 2001, a new branch was opened at Hong Kong Baptist University, while, in March, a branch was opened at Metro City Plaza to provide convenient and comprehensive banking services to the new-town community of Tseung Kwan O. In mid May, the China Resources Building Branch was relocated from the ground level to a more prominent site at podium level, and renamed Harbour Road Branch.

In November, seven branches that duplicated services offered by larger branches nearby were closed and merged with the larger branches.


THE BANK OF EAST ASIA

將軍澳新都城中心分行於2001年3月開幕營業

The opening of Metro City Plaza Branch at Tseung Kwan O in March 2001

精簡及重整分行網絡計劃繼續進行，並將會就分行選址及開拓業務商機方面作出不斷檢討，以增強分行網絡的效率。在2002年，本行將積極推行這項政策，一方面揀選更具策略性地點增設新分行，另一方面將潛力較遜的分行結束。



本行主席兼行政總裁李國寶博士與香港郵政署長陸炳泉先生主持推出「東亞銀行數碼證書」的服務，該證書為首張專供企業客戶使用的數碼證書。

BEA Chairman and Chief Executive Dr. David K.P. Li and Postmaster General Mr. P.C. Luk of Hongkong Post kicked off the BEA Bank-Cert — the first organisational e-cert for corporate clients.

東亞電子網絡銀行服務

東亞銀行於2001年首季度推出全港首創的*MyCyberWorld*，創造一個全面的網上私人理財中心。客戶可透過東亞電子網絡銀行服務之網上功能：*我的賬戶*、*我的股票*、*我的賬單*、*我的物業*、*我的貸款*及*我的信用卡*管理個人財務及投資項目，一目了然，資金調配運籌帷幄。

此外，本行在電子銀行服務再創新猷，成為全亞洲首間銀行推出電子手賬理財服務，及全港首間銀行推出電子賬單查閱服務。

客戶關係管理系統

在 2001 年，東亞銀行引進了「客戶關係管理系統」，對於客戶的喜好及習性，提供數據分析。本行可利用這些資料進行目標促銷及推廣活動，為本行提供極重要的商業價值。

樓宇按揭貸款

儘管最優惠利率已下調11次，疲弱的消費意欲使到2001年整體樓市仍然淡靜。面對有限的貸款需求及激烈的市場競爭，本行在年內相應推出新的按揭產品及服務。本行與多個地產發展商達成協議，為其樓盤買家提供定息按揭。在市場普遍認為利率週期已下跌至接近底線的時候，這項服務被確認為一個具有吸引力的新產品。此外，配合香港金融管理局放寬「負資產」按揭的最高貸款成數，本行推出了為此特設的按揭計劃，藉此吸納信貸良好的客戶，以增加業務。

私人貸款

面對市場激烈的競爭，本行推出了一連串的推廣計劃，以開拓私人貸款業務。儘管整體的私人貸款市場於 2001 年並未有增長，本行的私人貸款業務仍然錄得雙位數字的增長。

BEA's Branch Rationalisation Project is on-going. The Bank will continually review branch locations and explore new business opportunities, so as to enhance the efficiency of the branch network. During 2002, BEA will aggressively pursue its strategy of opening new branches at strategic locations, while closing those with low potential.

East Asia Cyberbanking

In the first quarter of 2001, BEA launched *MyCyberWorld*, an innovative solution for total financial management over the Internet. *MyCyberWorld* offers customers complete access to their investment and finance portfolios, through *MyAccount*, *MyStock*, *MyBill*, *MyProperties*, *MyLoans*, and *MyCreditCards*.

During 2001, BEA consolidated its reputation for innovation in online banking by becoming the first bank in Asia to launch Personal Digital Assistant Transactional Banking for Pocket PC users and the first Bank in Hong Kong to launch an Electronic Bill Presentment Service.

Customer Relationship Management System

During 2001, BEA implemented a Customer Relationship Management ("CRM") system, to assist in the analysis of customer preferences and behaviour. Such knowledge will generate significant business value to the Bank by facilitating marketing campaigns that are more targeted and event-driven.

Property Loans

Despite 11 cuts in the prime lending rate, the overall property market in 2001 remained quiet due to weak consumer sentiment. To counter the limited loan demand and keen competition, BEA introduced new mortgage products and services during the year. The Bank reached a number of agreements with property developers to offer fixed rate mortgages for new development projects. These have proven an attractive new addition to the product group, as the market generally believes that interest rates have neared the bottom of the rate cycle. Furthermore, following the Hong Kong Monetary Authority's relaxation of the loan cap on mortgages in 'negative equity', BEA launched a special scheme with a view to capturing new business from credit-worthy customers.

Consumer Loans

In the face of vigorous competition in the consumer loan market, BEA launched a series of promotional programmes to boost its consumer loan business. The initiative allowed it to achieve double-digit growth in this business, despite the overall flat performance of the consumer loan market in Hong Kong during 2001.


9/12/2001
東亞銀行信用卡全力贊助
Celebration by the Bank of East Asia Credit Card
Admit 500
500 Children
Complimentary

本行透過與不同業務夥伴舉辦各項活動，成功推廣信用卡產品，此類推廣活動深受客戶歡迎。

BEA successfully promoted its card products through joint promotion activities organised together with its business partners. Such promotional programmes were well-received by customers.

信用卡

本行信用卡業務於 2001 年擴展情況理想。期間推出一個全面的推廣計劃以推廣其信用卡產品，市場反應相當熱烈。本行於發卡量、信用卡簽賬額及信用卡應收欠賬的增長均較市場平均表現為佳。

在聯營卡業務方面，本行於2001年分別與6間機構合作推出具有發展潛力的聯營卡。當中包括由本行推出的*盈科保險信用卡*、*盈科電訊尊尚会 VISA 卡*、*時富 VISA 卡*及*香港大學專業進修學院信用卡*；而第一太平銀行則推出 *UNiSOFT VISA 卡*及*西九龍中心萬事達卡*。

本行正採取確切有效的資產及信貸管理措施，以應付業界普遍面臨的壞賬管理問題。隨著本行與第一太平銀行於 2002 年第一季度完成合併後，本行的信用卡業務將享有更大的規模效益。本行將承接上年度的市場良好反應，以進一步提升本行卡業務的服務素質。此外，本行新的「客戶關係管理系統」將有助分析客戶的消費習性，為制訂未來的市場推廣計劃提供基本資料。

企業銀行業務

企業及銀團貸款

在 2001 年，由於經濟不景，導致投資意欲降低，在缺乏新融資項目的情況下，企業貸款市場是以大型企業進行再融資項目為主導。隨著銀團貸款息率進一步下調，不少優質企業將其早年籌措的高息貸款進行再融資銀團貸款，數項主要的銀團貸款均錄得超額認購。

為保持本行作為其中一間主要貸款銀行的地位及不斷提升本行的資產素質，本行對於安排及包銷銀團貸款將繼續採取積極進取的態度，並且致力為大型的本地及國際機構提供雙邊貸款，以建立更密切的關係。

相對於 2000 年 12 月 31 日，本行的企業及銀團貸款資產續有增長，而本行參與的每宗新增的銀團貸款金額亦大幅增加，有助降低本行整體貸款組合的平均行政費用。

繼本行於 2001 年成功擔任不少大型銀團貸款的聯合安排行後，本行將一如以往積極參與高素質及具理想回報的融資項目，以鞏固本行在市場上的地位，開拓更多業務機會。

Credit Cards

BEA's credit card business recorded notable expansion in 2001. The Bank launched a comprehensive marketing programme to promote its card products, and achieved an overwhelming response. Growth rates, in terms of number of cards, cardholder sales volume and card receivables, well exceeded the market average.

During 2001, BEA introduced six new co-branded card programmes to tap niche markets with high business potential. These included *PCI Credit Card*, *PCCW-No. 1 Club VISA Card*, *CASH VISA Card* and *SPACE Credit Card*. First Pacific Bank rolled out *UNiSOFT VISA Card* and *Dragon Centre MasterCard*.

Responding to the challenge of bad debt control within the industry, BEA has instituted a proactive portfolio management and credit management policy. Following integration with First Pacific Bank by the end of the first quarter of 2002, BEA's credit card business will benefit from greater economies of scale. The marketing success achieved during 2001 will be built upon during 2002, in order to further enhance the value of the Bank's card business. Furthermore, the new CRM system will assist in analysing consumer spending behaviour and provide the basis for future marketing campaigns.



東亞銀行集團於2001年內共推出6款聯營卡

A total of six new co-branded card programmes were introduced by the BEA Group during 2001

Corporate Banking

Corporate Lending and Syndication

Given that the sluggish domestic economy has depressed investment sentiment and hence demand for loans to finance new projects, the corporate lending market in 2001 was mainly driven by refinancing activities undertaken by prominent corporations seeking to refinance existing loan facilities at a lower interest spread. Several major syndicated deals received overwhelming response.

To enhance its position as one of the key lenders in the community and to further enhance asset quality, BEA has adopted a more proactive role in arranging and underwriting syndicated deals. It has also fostered closer relationships with large local and international corporations by offering structured facilities on a bilateral basis.

Whilst the asset size of corporate and syndicated loans, compared with that as of 31st December, 2000, recorded some growth, the size of participation in each new syndicated loan increased substantially, enabling BEA to further lower the average administration cost for maintaining the loan portfolio.

Following assumption of the role of Co-ordinating Arranger for a number of prominent syndicated deals in 2001, BEA will continue to engage in high quality and return-justified deals and will maintain its active presence in the lending market to generate new business opportunities.

工商業貸款

由於全球經濟衰退，尤其加上美國911事件，大部分本地的製造商和出口商的業務均大受影響，但本行的工商業貸款業務則表現理想。

隨著中國加入世界貿易組織，中國與海外市場的商貿往還將會不斷增加，而香港亦會因此而有所得益。

基於上述的環境因素，本行將會更加積極進取地不斷推廣貿易融資業務，以鼓勵現有客戶增加使用本行所給予的貸款，以及吸納更多新客戶。


東亞銀行
Bank of East Asia

本行與香港貿易發展局簽署合作備忘錄，共同發展中小企融資合作計劃。

BEA signed a Memorandum of Understanding with the Trade Development Council to establish the SME Finance Support Programme.

中小型企業貸款

本行於2001年9月成立中小型企業貸款部，集合本行的專才，為中小型企業提供多元化優質的融資服務，包括現金透支、短期貸款及分期貸款服務。

此部門透過與工業貿易署及貿易發展局的緊密合作，積極推廣中小企服務。此外，透過參與由政府贊助的中小企營運設備及器材信貸保證計劃，亦是為銀行引進新業務的有效途徑。

證券貸款業務

鑒於過往一年香港的證券市場疲弱，本行的證券貸款業務表現平平。在2002年，業務表現仍然會受股市的動向所影響。預計在2002年，市場的反覆情況將有所改善，本行計劃更積極推廣證券貸款業務，以爭取更大的市場佔有率。

為全面攫取商機，本行將會投入更多資源於證券貸款業務，以加強競爭力。

東亞銀行（信託）有限公司

強制性公積金

東亞銀行（信託）有限公司憑藉超過20年的管理退休金計劃經驗，已成為《強積金計劃條例》下的核准受託人，向客戶提供集成信託計劃及行業計劃服務。透過提供專業一站式的強積金服務，包括受託人、計劃行政管理、投資管理及資產保管等服務，本行於2001年成功拓展強積金業務，行業計劃的成員數目的增長尤其強勁。

Commercial Lending

Taking into consideration the adverse impact of the global recession and, in particular, the event of 11th September on the manufacturing and export sectors, the performance of the Commercial Lending Department has been satisfactory.

With China's entry to the World Trade Organization ("WTO"), Hong Kong will benefit from increased trade flows between China and overseas markets.

Given the market environment, an aggressive plan has been formulated to promote trade finance services proactively. This initiative aims at promoting higher utilisation of previously granted facilities by existing customers, and developing new customer relationships.

Community Lending

The Community Lending Department was established in September 2001 to bring together BEA's expertise in lending to Small and Medium Enterprises ("SMEs"). The department provides comprehensive financial services to SMEs, including overdrafts, short-term loans and instalment loans.

The Department has initiated a marketing effort directed at SMEs, bolstered by close cooperation with the Trade and Industry Department and the Trade Development Council. Participation in the SME Business Installations and Equipment Loan Guarantee Scheme, sponsored by the HKSAR Government, has also been an effective means to bring new business to BEA.

Securities Lending

Affected by the sluggish local stock market in 2001, the business of the Department was fair. Performance during 2002 will continue to be influenced by the movement of the stock market. Anticipating that the market will be less volatile during 2002, BEA intends to take a more proactive marketing stance to increase the market share in this line of business.

To fully take advantage of the opportunities, additional resources are being deployed to strengthen the marketing force.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

With more than 20 years' experience in retirement scheme management, Bank of East Asia (Trustees) Limited is an approved trustee under the Mandatory Provident Fund Schemes Ordinance for both the Master Trust Scheme and the Industry Scheme. By providing professional one-stop MPF services, covering trustee, scheme administration, investment management and custody services, BEA has successfully expanded its MPF business in 2001. Growth in membership in the Industry Scheme has been particularly strong.

信託管理服務

東亞銀行(信託)有限公司除了是《強積金計劃條例》下的核准受託人外，亦同時為客戶提供廣泛的信託服務，包括遺囑執行人或信託人、家庭事務信託人、投資基金信託人、單位信託基金信託人、慈善基金信託人及公用基金信託人等。於2001年，該公司獲委任為「租者置其屋」計劃的多個屋邨維修基金信託人。在2002年，該公司將繼續爭取擴大在信託業務的市場佔有率。

東亞企業電子網絡銀行服務

本行於 2001 年 8 月推出*東亞企業電子網絡銀行服務*，配備嚴密保安系統，全面監控賬戶的使用。此服務大大提高管理企業資金流動的效率。建基於這個嶄新企業網上理財的平台上，本行會於未來一年致力發展及提供一個全面的商業對商業電子商貿之付款及交收方案。


東亞銀行
Bank of East Asia

業務拓展部經常舉辦特別受工商界客戶關注的題目之研討會，進一步推廣本行的服務。

The Business Development Department holds numerous seminars on topics of concern to the business community, further extending the Bank's reach.

業務拓展

於 2001 年，業務拓展部採取積極進取的推廣行動，其漸進式推廣活動的成績包括:

- 贊助香港生產力促進中心所舉辦的「中小企財經網」，並安排了兩個講座：中國融資途徑及國際融資服務，藉此推銷本行的服務。
- 與香港貿易發展局簽署合作備忘錄，共同發展中小企融資合作計劃。
- 推廣一系列嶄新的企業電子銀行服務，包括*東亞企業電子網絡銀行服務*、*電子付款閘門服務*、*電子繳費服務*、*自動轉賬支薪計劃*及*東亞電子銀行服務*等。
- 在 4 月與 TradeCard, Inc.合作，提供一個安全及快捷的網上貿易融資服務。
- 為企業客戶的僱員提供一系列的私人銀行優惠服務，名為東亞企業客戶僱員優惠計劃。

在 2002 年，本行將會繼續與不同的政府部門及商會合作。隨著中國加入世界貿易組織，本行會緊貼市場的發展，從而開展更多優質產品，以協助中小企在中港兩地拓展業務。

投資銀行業務

東亞證券有限公司 - 電子網絡股票買賣服務

於 2001 年，本行的*電子網絡股票買賣*戶口增長的成績令人鼓舞，相較 2000 年錄得 80% 的增幅。在新開立的證券戶口中，平均五份之二選用網上股票買賣服務。現時，已有超逾 30% 的客戶選用網上股票買賣服務。

Trust Service

In addition to being an approved trustee under the MPF Schemes Ordinance, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services. These include acting as executor or trustee of wills, and trustee of family trusts, investment funds, unit trusts, charities and public funds, etc. In 2001, the Company was appointed Custodian for the maintenance funds of a number of housing estates under the Tenants Purchase Scheme. For 2002, the Company will continue to increase its market share in the trust business.

East Asia Corporate Cyberbanking

In August 2001, BEA launched *Corporate Cyberbanking*, equipped with sophisticated security features to ensure complete control over account access. The service improves management's ability to manage company cash flow. Now that BEA's corporate Internet banking platform is in place, the focus for the coming year will be on offering a complete set of B2B payment and settlement tools for e-commerce.

Business Development

In 2001, the Business Development Department assumed a significantly higher profile. The results of its stepped-up marketing effort include:

- Sponsored the SME Finance Net Programme, organised by the Hong Kong Productivity Council. Under this sponsorship, two seminars were conducted to promote bank services, under the topics: Financing Your Business in China and International Trade Finance Services.
- Signed a memorandum of understanding with the Hong Kong Trade Development Council to launch the SME Finance Support Programme.
- Promoted corporate electronic banking services, including *Corporate Cyberbanking Service*, *Payment Gateway Services*, *CyberPayment Service*, *Magnetic Autopay Service* and *East Asia Interlink Service*.
- Established a collaboration with TradeCard, Inc. in April 2001 to provide secure and efficient online access to trade finance services.
- Introduced a privileged retail banking services package for the employees of corporate clients, named East Asia Relationship Employee Benefits Scheme.

In 2002, BEA will continue to co-operate with government bodies and trade associations / unions. Following China's successful accession to WTO, BEA will closely monitor the market situation and design more sophisticated banking products to assist local SMEs to expand their business in Hong Kong and the Mainland.

Investment Banking

East Asia Securities Company Limited - Cybertrading Service

The growth in *Cybertrading* accounts throughout 2001 has been very encouraging, recording an increase of 80% over last year. On average, two out of five new accounts opened have subscribed to the Internet trading service. Currently, more than 30% of securities clients have subscribed to Internet trading.

於 2001 年 4 月，東亞證券有限公司成功推出更新的話音識別電話買賣系統。話音識別電話買賣系統是繼本行現有的電子交易渠道，包括互聯網及流動電話外，另一個全自動化電子交易渠道。

東亞證券有限公司亦提供各種優惠計劃，以每項交易計，包括極低的經紀佣金及最低佣金，以鼓勵客戶透過簡易便捷的電子買賣平台進行交易。此項計劃得到客戶的廣泛支持，並取得令人滿意的成績。現時，透過電子網絡股票買賣系統完成的交易分別佔總成交宗數及總成交金額 50% 及 37% 。

東亞證券有限公司將繼續努力提供更完善的*電子網絡股票買賣*服務，包括計劃於 2002 年第二季推出以個人數碼助理作為另一種電子交易渠道。


保險服務中心

東亞「安心保」保險服務中心於 2001 年 10 月正式啟用，為客戶提供全年 365 日的保險服務。

The East Asia Bancassurance Service Centre was set up in October 2001 to provide a 365-day-a-year, comprehensive insurance service.

銀行保險業務

自完成收購第一太平銀行後，銀行保險業務的發展已全面伸展至第一太平銀行所有分行。

*增值儲蓄安心保計劃*於 2001 年 6 月推出後，廣受客戶歡迎及市場注意。

設於銅鑼灣的東亞「安心保」保險服務中心，在 2001 年 10 月開始為公眾提供全年 365 日的保險服務。

藍十字保險

比對 2000 年，藍十字保險於 2001 年在一般保險業務錄得毛保費增長達 15.2% 。藍十字在發展新業務上獲得驕人的成績。在 2000 年開始經營的人壽保險業務上，藍十字取得以全年保費收入計算 963% 的增幅。

藍十字保險為其分銷商提供先進科網工具，提升他們的營銷效率。各分銷商現可透過互聯網查閱藍十字保險產品資料及申請表格，並於網上簽發保單。

In April, 2001, East Asia Securities Company Limited successfully launched an enhanced Interactive Voice Recognition Phone Trading System ("IVRS"). IVRS is a fully automated online electronic trading channel, complementing BEA's existing electronic dealing channels such as the Internet and mobile phones.

East Asia Securities Company Limited has implemented various incentive schemes, including a significantly lower commission rate and minimum commission rate per trade, to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong response from clients and delivered satisfactory results. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 50% of trading volume and 37% of transaction turnover.

As part of a continuing effort to upgrade the *Cybertrading Service*, East Asia Securities Company Limited has plans to implement online trading via Personal Digital Assistants in the second quarter of 2002.

Bancassurance

BEA's bancassurance products were extended to all branches of First Pacific Bank following the acquisition of it by the Bank.

The Bancassurance Valuable Saving Insurance Plan was introduced in June 2001, a life insurance product that has attracted overwhelming feedback from the market.

The East Asia Bancassurance Service Centre was opened in Causeway Bay in October 2001, offering 365-day-a-year insurance service to the public.

Blue Cross Insurance

Blue Cross recorded a 15.2% rise in general insurance premiums written in 2001, compared with the previous year. New product growth has been spectacular. Blue Cross entered the life insurance business in 2000. In 2001, it grew its base by 963% in terms of annualised premiums.

An innovative online tool has been provided to all Blue Cross distributors to enhance operating efficiency. Distributors may now access Blue Cross product details and application forms via the Internet, and have policies issued online.

企業服務

公司秘書、證券登記及商業服務

為鞏固本集團在香港作為提供公司秘書、證券登記及商業服務之領導地位，本集團的附屬公司，秘書商業服務有限公司於 2001 年 6 月成功購入由羅兵咸永道會計師事務所持有的雅柏勤證券登記有限公司的全部股權。此外，由本行、新世界集團及德勤‧關黃陳方會計師行組成的 Tricor Holdings Limited 合資公司 (分別持有 71.31% 、 23% 及 5.69% 股權)，已於 2002 年 1 月 15 日，全數收購安永會計師事務所持有之登捷時有限公司全部股權。登捷時有限公司是本港主要的企業服務供應商，在業內已享譽近 30 年。

雅柏勤證券登記有限公司、登捷時有限公司，及本行於 2000 年 9 月自德勤‧關黃陳方會計師行收購的秘書商業服務有限公司，將毫無疑問地更加提升本行在香港提供專業企業服務的領導地位，並且是本行一直致力為其商業及個人客戶提供全面妥善的金融、投資及相關服務的重要一環。

離岸企業及信託服務

本集團透過其全資附屬公司 — East Asia Corporate Services (BVI) Limited ，及其聯營公司 — East Asia International Trustees Limited ，提供全面性的離岸企業及信託服務；兩間公司均位於英屬處女羣島。該兩家公司在當地擁有具備專業資格及經驗豐富的員工，加上本集團在香港的職員的協助，為個人及企業客戶提供方便、快捷及高效率的服務。

中國業務

中國於2001年12月加入世界貿易組織，為本行創造了新的契機。一俟有關條例公布，本行內地分行即可對內地企業和居民開展外幣業務。此外，根據中國「入世」承諾，本行可在中國「入世」後數年內對內地企業和居民開展人民幣業務。

目前，本行的人民幣業務由上海分行和深圳分行提供。該兩行的人民幣業務於 2001 年增長迅速。

澳門及西安兩間新分行分別於 2001 年 3 月及 8 月開業。預期北京代表處將於 2002 年升格為分行。



西安分行於 2001 年 8 月開幕營業，使東亞銀行成為首間於中國西北部設立分行的外資銀行。

The Xi'an Branch opened in August 2001, making BEA the first foreign bank to open a branch in the entire north-western region of China.

Corporate Services

Company Secretarial, Share Registration and Business Services

To consolidate the BEA Group's position as the pre-eminent provider in Hong Kong of company secretarial, share registration and business services, Secretaries Limited, the Group's subsidiary, acquired from PricewaterhouseCoopers 100% share interest in Abacus Share Registrars Limited, a major provider of share registration service, in June 2001. Additionally, effective from 15th January, 2002, Tricor Holdings Limited, a joint venture of BEA (71.31%), New World Group (23%) and Deloitte Touche Tohmatsu (5.69%), acquired from Ernst & Young 100% shareholding in Tengis Limited. Tengis Limited has enjoyed an excellent reputation as a major provider of corporate services in Hong Kong for almost 30 years.

Secretaries Limited, a major professional corporate services provider acquired by the Group from Deloitte Touche Tohmatsu in September 2000, Abacus Share Registrars Limited and Tengis Limited undoubtedly enhance the Group's position as Hong Kong's foremost provider of professional corporate services. These acquisitions have therefore been important elements of BEA's commitment to providing a full range of financial, investment and related services to both businesses and individuals.

Offshore Corporate and Trust Services

The Group offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI who, assisted by the Group staff in Hong Kong, offer convenient, immediate and efficient services to corporate and individual clients.

China Operations

China joined the WTO in December 2001, opening a new page for BEA. Once the relevant rules and regulations are in place, BEA's China branches will be able to conduct foreign-currency business with local enterprises and residents throughout China. Moreover, according to the timeline set out in China's WTO accord, the Bank will be able to expand its RMB business with local enterprises and residents in China in the coming years.

At present, RMB services are offered through the Shanghai and Shenzhen branches. The two branches witnessed rapid growth in this business in 2001.

BEA opened new branches in Macau and Xi'an in March and August 2001, respectively. It is anticipated that the Beijing Representative Office will be upgraded to a full branch in 2002.

為本行台北分行 2001 年業績良好。高雄分行可望於 2002 年開業。

為拓展內地商機，本行將採取下列舉措：

- 計劃以中國預託證券方式在內地證券交易所上市，目前正等待內地有關條例出台。
- 尋求以多種方式與內地銀行建立策略性夥伴關係。
- 計劃成為首家在內地推出電子網絡銀行服務的外資銀行。一俟獲准，本行將借助電子網絡科技，將本行服務擴展至全國，使本行開拓內地市場之領域更加廣闊。

海外分行業務

911 事件

9月11日發生於紐約世貿中心的恐怖襲擊事件，除了令紐約唐人街分行因保安理由必須暫停營業兩天外，並未對本行在美國的分行之運作造成嚴重影響。所有員工均平安無恙，而位於 202 Canal Street 的行址亦未受波及。

所有在紐約的分行已於 9 月 14 日全面恢復運作。儘管面對這種困難情況，紐約唐人街分行仍於 2001 年 11 月 4 日推出週日銀行服務。

收購加州大興銀行

2001 年 8 月 14 日，本行順利完成收購位於加州的大興銀行 100% 股權。以服務亞裔社羣為主的大興銀行，提供全面的商業銀行服務，尤其專注於為個人及中小企提供出入口貿易融資。這項收購將加強本行在美國的競爭優勢，為個人及企業客戶提供全面的零售及批發銀行服務。


GRAND NATIONAL BANK
GRAND NATIONAL BANK

本行於2001年8月成功完成收購位於加州的大興銀行，進一步拓展本行在美國西岸的零售銀行業務。

With the acquisition of Grand National Bank in California in August 2001, BEA has expanded its retail banking activities on the West Coast of the United States.

The Taipei Branch operated satisfactorily during 2001. BEA expects to establish a new branch in Kaohsiung in 2002.

A number of initiatives are being pursued to take advantage of opportunities in China:

- Planning to list BEA's shares on China's stock exchanges, preferably by way of Chinese Depository Receipts, pending the formal announcement of relevant rules and regulations by the relevant government authorities in China.
- Exploring opportunities for forging strategic alliances with local banks in China.
- Preparing to launch Internet banking in China, subject to approval from the People's Bank of China. A China Cyberbanking service would create a virtual branch network throughout the country, broadening business horizons.

Overseas Operations

Event of 11th September

The 11th September terrorist attack on the World Trade Centre in New York has had no major impact on the operations of BEA's branches in the U.S., apart from the forced closure of the New York Chinatown Branch for two days for security reasons. No staff members were harmed, nor did the bank building on 202 Canal Street suffer any damage.

All New York branches were fully operational by 14th September, 2001. Despite the difficult situation, the New York Chinatown Branch launched Sunday banking services as scheduled on 4th November, 2001.

Acquisition of Grand National Bank, California

The acquisition of 100% interest in Grand National Bank in California was successfully consummated on 14th August, 2001. Grand National Bank, which focuses on the Asian community, is a full service commercial bank specialising in import and export trade financing to individuals and SMEs. This acquisition will strengthen BEA's competitive advantage in the U.S. by offering a comprehensive range of retail and wholesale banking services to individual and corporate customers.

人力資源

人力資源處積極參與有關合併的事宜，使本行在人事職級的編制、薪酬及福利都可與同業競爭。為協助員工適應瞬息轉變的商業環境，人力資源處一直注重員工的培訓，使員工更明瞭本集團多元化的金融服務及業務策略，與時並進。最新的培訓項目為推展網上學習和持續專業培訓系列。此等措施是本集團一向尋求增強生產力的行動之一。

經過就本行的組織架構及市場焦點之轉變所作出的檢討後，本行在 2002 年 1 月中旬終止共 200 名員工的僱傭合約。

在 2002 年 1 月底，東亞銀行集團的僱員數目如下：

香港	3,886 人
大中華其他地區	666 人
海外	368 人
合共	**4,920 人**

買賣本行上市證券

年內，債券持有人行使其權利，贖回 209,665,000 美元於 2003 年到期的可換股債券，該等債券在盧森堡證券交易所上市買賣。除此以外，在截至 2001 年 12 月 31 日止的年度內，本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

執行董事	*執行董事*	*主席兼行政總裁*
陳棋昌	**彭玉榮**	**李國寶**

香港

2002 年 2 月 5 日

Human Resources

Human Resources Division actively participated in the Integration Project, with the objective of better positioning BEA's staff grading system, compensation and benefits against the market. To assist staff in responding to the fast-moving business environment, the Division continuously reviews and customizes its training programmes, keeping employees abreast of the BEA Group's financial services and business strategies. Among the latest initiatives are the introduction of e-Learning and Continuing Professional Training Programmes. These measures are part of the BEA Group's continuing efforts to enhance productivity.

Following a review that took into account changes in BEA's organisational structure and market focus, the employment contracts of 200 local employees were terminated in mid-January 2002.

BEA Group employees as at the end of January 2002:

Hong Kong	3,886 persons
Other Greater China	666 persons
Overseas	368 persons
Total	**4,920 persons**

Dealing in Listed Securities of BEA

During the year, Convertible Bonds due 2003 totalling US$209,665,000, listed on the Luxembourg Stock Exchange, were redeemed at the option of the bondholders. Save for this redemption by the bondholders, there was no purchase, sale or redemption by BEA, or any of its subsidiaries, of listed securities of BEA during the year ended 31st December, 2001.

Executive Director	*Executive Director*	*Chairman and Chief Executive*
CHAN Kay-cheung	**Joseph PANG Yuk-wing**	**David LI Kwok-po**

Hong Kong
5th February, 2002


港幣百萬元
HKDollars
Million
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,039*
14,335*
15,702*
20,088*
22,538
1997
1998
1999
2000
2001

資 本 Capital Resources


港幣百萬元
HKDollars
Million
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
83,680
94,661
133,731*
83,644
100,889
135,766*
84,074
112,259
145,483*
103,994
138,747
179,168*
108,175
140,817
181,765
1997
1998
1999
2000
2001

客戶貸款 / 客戶存款 / 資產總額
Advances to Customers / Customer Deposits / Total Assets

客戶貸款 Advances to Customers　客戶存款 Customer Deposits　資產總額 Total Assets



港幣百萬元
HKDollars
Million
2,400
2,000
1,600
1,200
800
400
0
2,075*
812*
1,481*
1,887*
1,600
1997
1998
1999
2000
2001

股東應佔溢利 Profit Attributable to Shareholders

	1997 港幣百萬元 HK$M	1998 港幣百萬元 HK$M	1999 港幣百萬元 HK$M	2000 港幣百萬元 HK$M	**2001 港幣百萬元 HK$M**
資本 Capital resources	14,039*	14,335*	15,702*	20,088*	**22,538**
客戶存款 Customer deposits	94,661	100,889	112,259	138,747	**140,817**
已發行債務證券 Debt instruments issued	14,949	12,667	10,680	10,496	**8,902**
客戶貸款 Advances to customers	83,680	83,644	84,074	103,994	**108,175**
資產總額 Total assets	133,731*	135,766*	145,483*	179,168*	**181,765**
貸款與存款比率 Loans to deposits ratio	76%	74%	68%	70%	**72%**
股東應佔溢利 Profit attributable to shareholders	2,075*	812*	1,481*	1,887*	**1,600**
每股盈利 Earnings per share	HK$1.55*	HK$0.60*	HK$1.07*	HK$1.34*	**HK$1.12**
每股股息 Dividend per share	HK$0.725	HK$0.32	HK$0.53	HK$0.65	**HK$0.54**

5年比較 Five-Year Comparison

* 因會計政策變更而重報

* Restated due to changes in accounting policies

東亞銀行

敬啟者：本銀行謹訂於 2002 年 3 月 26 日星期二上午 11 時在香港中環干諾道中 3 號麗嘉酒店大禮堂舉行第 83 屆股東週年常會討論下列事項：

1. 省覽截至 2001 年 12 月 31 日止年度本行總結與董事會及核數師報告書；
2. 宣布派發末期股息；
3. 選舉董事；
4. 聘請核數師；

作為特別事項考慮並酌情通過或經修訂後通過下列普通決議案：

5.「動議

(a) 在受限於及有待香港聯合交易所有限公司(『聯交所』)上市委員會批准因根據本銀行僱員認股計劃 2002（『2002 計劃』）（其規則載於呈交本會議經主席簽署並註有『A』字樣以資識別的文件）的條款及條件行使認股權而將予發行的股份上市及買賣許可後，批准及採納2002計劃，並授權本銀行董事為全面落實2002計劃作出一切所需或合宜之情事及訂定一切所需或合宜的交易、安排及協議，包括但不限於：

(i) 管理 2002 計劃，據此將向 2002 計劃的合資格人士授予認股權以認購股份；

(ii) 不時更改及/或修訂2002計劃，惟有關更改及/或修訂須按照針對更改及/或修訂的2002計劃條文而進行，惟2002計劃所涉及的股份總數不得超過該計劃所定的限額；

(iii) 不時發行及配發因行使2002計劃的認股權所將發行的本銀行股本中的股份數目，惟2002計劃涉及的股份總數若與其他認股權計劃涉及的股份數目合計，不可超出本銀行於決議案通過當日有關類別已發行股本的5%，惟本銀行可在股東大會上動議批准更新 2002 計劃的 5% 上限，而 2002 計劃及本銀行其他認股計劃所授出的認股權所涉及的股份數目上限，不可超出本銀行有關類別股份不時已發行股本的 15%；

(iv) 於適當時候，向聯交所及本銀行已發行股份當時上市的其他證券交易所，申請批准將根據 2002 計劃行使認購股權不時獲發行及配發的股份上市及買賣；及

(v) 若適合及有需要時，批准就有關監管機構對2002計劃所規定或施加的有關條件、更改及/或變更。

(b) 即時終止本銀行於 1999 年 3 月 30 日採納的現行僱員認股計劃 1999 。」

6.「動議

(a) 無條件授予董事會一般性權力，於有關期間內行使本銀行的一切權力，配發、發行及處理本銀行額外股份，並訂立及授予或需在有關期間或其後行使該項權力的售股建議、協議、期權或認股權證，該等額外股份不得超過於本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本面值總額20%；惟根據以下情況而發行的股份不計在內：

(i) 配售新股；

(ii) 行使經本銀行發行於 2003 年到期的可換股債券所附的換股權利；

NOTICE IS HEREBY GIVEN that the Eighty-third Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 26th March, 2002 at 11:00 a.m. for the following purposes:

1. To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2001 together with the Reports of the Directors and of the Auditors;
2. To declare a final dividend;
3. To elect Directors;
4. To appoint Auditors;

As special business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

5. "THAT

(a) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of and permission to deal in the shares to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the Staff Share Option Scheme 2002 of the Bank (the "Scheme 2002"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, the Scheme 2002 be and is hereby approved and adopted and the Directors of the Bank be and are hereby authorized to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme 2002 including but without limitation:

(i) to administer the Scheme 2002 under which options will be granted to eligible persons under the Scheme 2002 to subscribe for shares;

(ii) to modify and/or amend the Scheme 2002 from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme 2002 relating to modification and/or amendment, provided always that the total number of shares subject to the Scheme 2002 shall not exceed the limits referred to therein;

(iii) to issue and allot from time to time such number of shares in the capital of the Bank as may be required to be issued pursuant to the exercise of the options under the Scheme 2002 provided always that the total number of shares subject to the Scheme 2002, when aggregated with any shares subject to any other share option schemes, shall not exceed 5% of the relevant class of the issued share capital of the Bank as at the date of passing this Resolution, but the Bank may seek approval of its shareholders in general meeting for refreshing the 5% limit under the Scheme 2002 and the maximum number of shares in respect of which options may be granted under the Scheme 2002 and any other share option schemes of the Bank in issue shall not exceed 15% of the relevant class of the issued share capital of the Bank from time to time;

(iv) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued shares of the Bank may for the time being be listed, for listing of and permission to deal in any shares which hereafter from time to time be issued and allotted pursuant to the exercise of the options under the Scheme 2002; and

(v) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Scheme 2002.

(b) the existing Staff Share Option Scheme 1999 which was adopted by the Bank on 30th March, 1999 be and is hereby terminated with immediate effect."

6. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 20% of the aggregate nominal value of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) the exercise of the rights of conversion attached to the Convertible Bonds due 2003 issued by the Bank;

東亞銀行

(iii) 行使授予本銀行及其附屬公司僱員的任何認股計劃或類似安排的期權；或
(iv) 遵照本銀行組織章程細則所進行的任何以股代息或類似的安排；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東週年常會結束；
(ii) 法例規定本銀行須舉行下屆股東週年常會期限屆滿之日；或
(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

7.「動議

(a) 無條件授予董事會一般性權力，在有關期間內行使本銀行一切權力，在符合不時經修訂的一切適用法例以及香港聯合交易所有限公司的證券上市規則或任何其他證券交易所的規定的情況下購回本銀行股本中每股面值港幣2.50元的普通股；惟根據本段所授的批准而購回股份的總面值不得超過本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本的10%；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東週年常會結束；
(ii) 法例規定本銀行須舉行下屆股東週年常會期限屆滿之日；或
(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

8.「動議，倘若通過了本會議通告第6項及第7項所載決議案，將根據本會議通告第6項所載決議案而授予董事會配發股份的一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發的股本的總面值中，加入相等於本銀行根據本會議通告第7項所載決議案所獲授的權力而購回的股本總面值的數額。」

承董事會命
公司秘書
何金蓟 謹啟

香港
2002 年 2 月 5 日

附註：

(a) 由2002年2月28日星期四起至3月5日星期二止，本銀行暫停辦理股票過戶登記。如欲享有上述末期股息，請於2002年2月27日星期三下午4時前將過戶文件送達香港中環干諾道中111號永安中心5樓標準證券登記有限公司辦理登記。

(b) 有資格出席及投票的股東可委任代表出席及投票。該代表人不須為本銀行的股東。

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or
(iv) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:
'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
(i) the conclusion of the next Annual General Meeting of the Bank;
(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; and

(b) for the purposes of this Resolution:
'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
(i) the conclusion of the next Annual General Meeting of the Bank;
(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board

Molly HO Kam-lan

Company Secretary

Hong Kong

5th February, 2002

Notes:

(a) The Register of Members of the Bank will be closed from Thursday, 28th February, 2002 to Tuesday, 5th March, 2002. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. Wednesday, 27th February, 2002.

(b) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.

本地分行網絡 Local Branch Network

東亞銀行有限公司 The Bank of East Asia, Limited

1 總行 Head Office

香港分行 Hong Kong Branches

2	香港仔	Aberdeen
3	般含道	Bonham Road
4	堅道	Caine Road
5	銅鑼灣	Causeway Bay
6	高士威道	Causeway Road
7	中區	Central District
8	柴灣	Chai Wan
9	德輔道中	Des Voeux Road Central
10	德輔道西	Des Voeux Road West
11	跑馬地	Happy Valley
12	港灣道	Harbour Road
13	國際金融中心	International Finance Centre
14	蘇杭街	Jervois Street
15	莊士敦道	Johnston Road
16	堅城中心	Kennedy Town Centre
17	英皇道	King's Road
18	鯉景灣	Lei King Wan
19	利東邨	Lei Tung Estate
20	擺花街	Lyndhurst Terrace
21	北角	North Point
22	薄扶林花園	Pokfulam Gardens
23	利港中心	Port Centre
24	鰂魚涌	Quarry Bay
25	皇后大道東	Queen's Road East
26	稅務大樓	Revenue Tower
27	西營盤	Sai Ying Pun
28	筲箕灣	Shaukiwan
29	筲箕灣道390號	390 Shaukiwan Road
30	上環	Sheung Wan
31	小西灣	Siu Sai Wan
32	太古城	Taikoo Shing
33	香港大學	The University of Hong Kong
34	時代廣場	Times Square
35	灣仔	Wanchai
36	黃竹坑	Wong Chuk Hang
61	炮仗街	Pau Chung Street
62	新蒲崗	San Po Kong
63	深水埗	Shamshuipo
64	大坑西	Tai Hang Sai
65	大坑東	Tai Hang Tung
66	大埔道	Tai Po Road
67	土瓜灣	Tokwawan
68	尖沙咀	Tsim Sha Tsui
69	慈雲山	Tsz Wan Shan
70	窩打老道	Waterloo Road
71	黃埔花園	Whampoa Garden
72	油麻地	Yaumati

九龍分行 Kowloon Branches

37	淘大商場	Amoy Plaza
38	亞皆老街	Argyle Street
39	青山道	Castle Peak Road
40	長沙灣道	Cheung Sha Wan Road
41	竹園邨	Chuk Yuen Estate
42	又一城	Festival Walk
43	輔仁街	Fu Yan Street
44	海富商場	Hoi Fu Shopping Centre
45	開源道	Hoi Yuen Road
46	香港浸會大學	Hong Kong Baptist University
47	好時中心	Houston Centre
48	紅磡	Hung Hom
49	佐敦	Jordan
50	九龍城廣場	Kowloon City Plaza
51	觀塘	Kwun Tong
52	麗港城	Laguna City
53	荔枝角	Lai Chi Kok
54	樂富邨	Lok Fu Estate
55	黃大仙下邨	Lower Wong Tai Sin Estate
56	馬頭圍道	Ma Tau Wei Road
57	美孚新邨	Mei Foo Sun Chuen
58	旺角	Mongkok
59	彌敦道	Nathan Road
60	衙前圍道	Nga Tsin Wai Road

新界分行 New Territories Branches

73	頌富商場	Chung Fu Shopping Centre
74	頌安邨	Chung On Estate
75	粉嶺	Fanling
76	下葵涌	Ha Kwai Chung
77	嘉福邨	Ka Fuk Estate
78	廣福邨	Kwong Fuk Estate
79	利安邨	Lee On Estate
80	嶺南大學	Lingnan University
81	新都城中心	Metro City Plaza
82	明德邨	Ming Tak Estate
83	三聖邨	Sam Shing Estate
84	沙咀道	Sha Tsui Road
85	沙田廣場	Shatin Plaza
86	上葵涌	Sheung Kwai Chung
87	上水	Sheung Shui
88	新翠邨	Sun Chui Estate
89	大埔	Tai Po
90	大埔廣場	Tai Po Plaza
91	大圍	Tai Wai
92	香港教育學院	The Hong Kong Institute of Education
93	青怡花園	Tsing Yi Garden
94	荃灣	Tsuen Wan
95	屯門	Tuen Mun
96	元朗	Yuen Long

離島分行 Outlying Islands Branches

97	機場	Airport
98	機場空運中心	Airport Freight Forwarding Centre
99	港龍大廈	Dragonair House
100	富東邨	Fu Tung Estate

第一太平銀行有限公司 First Pacific Bank Limited

1 總行 Head Office

香港分行 Hong Kong Branches

2	香港仔	Aberdeen
3	銅鑼灣	Causeway Bay
4	中區	Central
5	德輔道中	Des Voeux Road Central

九龍分行 Kowloon Branches

6	紅磡	Hunghom
7	佐敦	Jordan
8	九龍城	Kowloon City
9	觀塘	Kwun Tong
10	旺角北	Mongkok North
11	旺角南	Mongkok South
12	尖沙咀	Tsim Sha Tsui

新界分行 New Territories Branches

13	葵涌	Kwai Chung
14	沙田新城市	Shatin New Town
15	大埔	Tai Po
16	荃灣	Tsuen Wan
17	元朗	Yuen Long

離島分行 Outlying Islands Branches

18	長洲	Cheung Chau
19	坪洲	Peng Chau
20	梅窩	Silvermine Bay
21	大澳	Tai O

顯達理財中心 High Net Worth Centres

22 顯達理財中心－香港
High Net Worth Centre - Hong Kong

23 顯達理財中心－九龍
High Net Worth Centre - Kowloon

理財服務中心 Financial Services Centre

24 鰂魚涌理財服務中心
Quarry Bay Financial Services Centre


97
99
98
100
21



□ 東亞銀行總行及各分行

□ 第一太平銀行總行及各分行

中國分行網絡 China Branch Network

		電話 Tel
上海分行	Shanghai Branch	(86 21) 5820 8962
上海分行浦西支行	Shanghai Branch, Puxi Sub-Branch	(86 21) 6323 3518
深圳分行	Shenzhen Branch	(86 755) 228 2349
廈門分行	Xiamen Branch	(86 592) 506 4986
廣州分行	Guangzhou Branch	(86 20) 8755 1892
珠海分行	Zhuhai Branch	(86 756) 889 6868
大連分行	Dalian Branch	(86 411) 265 2873
西安分行	Xi'an Branch	(86 29) 720 1158
台北分行	Taipei Branch	(886 2) 2545 5639
澳門分行	Macau Branch	(853) 370 662
福州代表處	Fuzhou Representative Office	(86 591) 750 3581
北京代表處	Beijing Representative Office	(86 10) 6554 3101
青島代表處	Qingdao Representative Office	(86 532) 287 7700
武漢代表處	Wuhan Representative Office	(86 27) 8376 8690
天津代表處	Tianjin Representative Office	(86 22) 2332 1662
重慶代表處	Chongqing Representative Office	(86 23) 6373 0386
成都代表處	Chengdu Representative Office	(86 28) 678 7688

海外分行網絡 Overseas Branch Network

		電話 Tel
新加坡分行	Singapore Branch	(65) 6224 1334
納閩分行	Labuan Branch	(60 87) 451 145
紐約分行	New York Branch	(1 212) 233 8833
紐約中城分行	New York Midtown Branch	(1 212) 680 0400
法拉盛貸款辦事處	Flushing Loan Production Office	(1 718) 886 9765
洛杉磯分行	Los Angeles Branch	(1 213) 892 1572
伯明翰分行	Birmingham Branch	(44 121) 326 3030
倫敦分行	London Branch	(44 20) 7734 3434
加拿大東亞銀行	The Bank of East Asia (Canada)	(1 905) 882 8182
- 多倫多烈治文山總行	*- Richmond Hill Main Branch*	*(1 905) 882 8182*
- 萬錦分行	*- Markham Branch*	*(1 905) 940 2218*
- 密西西加分行	*- Mississauga Branch*	*(1 905) 281 8883*
- 士嘉堡分行	*- Scarborough Branch*	*(1 416) 298 6883*
- 溫哥華分行	*- Vancouver Branch*	*(1 604) 278 9668*
東亞銀行 (英屬處女羣島)有限公司	The Bank of East Asia (BVI) Limited	(1 284) 494 6775
胡志明市代表處	Ho Chi Minh City Representative Office	(84 8) 822 8256
吉隆坡代表處	Kuala Lumpur Representative Office	(60 3) 2026 6210
馬尼拉代表處	Manila Representative Office	(63 2) 884 1064
大興銀行	Grand National Bank	(1 626) 300 8888
- 亞罕布拉總行	*- Alhambra Main Branch*	*(1 626) 300 8888*
- 工業市分行	*- City of Industry Branch*	*(1 626) 965 3938*

董事會仝寅現謹向各股東發表董事會報告書及截至2001年12月31日止年度的已審核的賬項。

主要業務

本銀行及其附屬公司（「本集團」）的主要業務為提供銀行及有關的金融服務，以及公司秘書、證券登記及商業服務。

溢利

本集團截至2001年12月31日止年度的綜合溢利連同此等溢利的分配或有關建議，及本行和本集團於當日的財政狀況，請參閱本年報第68頁至第125頁。

主要客戶

董事會認為，本行5位最大客戶所佔是年度本行總利息及其他營業收入少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣2,519,000元（2000年：港幣2,921,000元）。

股本

在2001年內，本銀行由股份溢價賬項中撥出港幣32,055,000元作為資本，以發行及繳足12,822,080股每股面值港幣2.50元的股份，派發予各選擇以新股份代替2000年度末期股息及2001年度中期股息的股東。

本年內，在認可僱員認股計劃認股權方面，以溢價發行5,884,374股每股面值港幣2.50元的股份，所得現金為港幣84,419,000元。

2003年到期的可換股債券

2001年內，債券持有人行使其權利，贖回港幣1,634,863,000元（209,665,000美元）於2003年到期的可換股債券。截至2001年12月31日止的年度內，並無債券持有人將債券兑換股份，而可換股債券仍然懸欠的款額為港幣316,891,000元（40,640,000美元）。該等債券在盧森堡證券交易所上市買賣。

買賣本銀行上市證券

除債券持有人贖回港幣1,634,863,000元（209,665,000美元）可換股債券外，在截至2001年12月31日止的年度內，本銀行或其任何附屬公司並無購入、出售或贖回本銀行的上市證券。

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2001.

Principal Activities

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and company secretarial, share registration and business services.

Profit

The consolidated profit of the Group for the year ended 31st December, 2001, together with particulars of the appropriations which have been made therefrom or which are recommended, and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 68 to 125.

Major Customers

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank for the year.

Donations

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$2,519,000 (2000 : HK$2,921,000).

Share Capital

During the year, a sum of HK$32,055,000 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 12,822,080 shares of HK$2.50 each which were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2000 final dividend and the 2001 interim dividend.

During the year, 5,884,374 shares of HK$2.50 each were issued for cash at premium totalling HK$84,419,000 on the exercise of options granted under the approved Staff Share Option Schemes.

Convertible Bonds due 2003

In 2001, Convertible Bonds (the "Bonds") due 2003 totalling HK$1,634,863,000 (US$209,665,000) were redeemed at the option of the bondholders. During the year ended 31st December, 2001, no Bonds were converted by the bondholders and there were HK$316,891,000 (US$40,640,000) of the Bonds outstanding at 31st December, 2001. The Bonds are listed on the Luxembourg Stock Exchange.

Dealings in Listed Securities of the Bank

Save for the redemption of HK$1,634,863,000 (US$209,665,000) Convertible Bonds by the bondholders, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2001.

董事會

本年度董事會仝寅名單載於本年報第 5 頁。

邱繼炳、郭炳江及李澤楷於 2001 年 10 月獲委任為本銀行非執行董事，他們將在 2002 年 3 月 26 日星期二舉行的股東週年常會上膺選連任。

按照本銀行組織章程，除行政總裁外，各董事包括非執行董事須在週年常會上輪值告退及膺選連任。根據此規定，李福和、彭玉榮、蒙民偉及陳棋昌將在 2002 年 3 月 26 日星期二舉行的股東週年常會上輪值告退，並願膺選連任。

本銀行各董事並未有與本銀行簽訂任何服務合約。

本年內凡與本銀行或其任何附屬公司業務有重大關係的合約，本銀行各董事均無佔有任何實質上的權益。

除本行業務外，本行各董事並無在其他業務中佔有權益，而該其他業務直接或間接與本銀行的業務構成競爭或可能構成競爭。

除於下列「認股權資料」項下及下列賬項附註 2(s)所詳載的僱員認股計劃外，本年內本銀行或其任何附屬公司並無簽訂任何合約，致使本銀行各董事或行政總裁或其配偶或18歲以下子女從中取得本銀行或其他法人團體的股份或債券而獲益。

本銀行主席及各董事包括獨立非執行董事分別獲港幣 150,000 元及港幣 75,000 元作為截至 2001 年 12 月 31 日止財政年度的董事袍金。在年內獲委任的董事之袍金則按其服務期支付。

審核委員會

審核委員會的成員名單刊載於本年報第 5 頁。何佐芝在 2001 年 3 月辭任審核委員會委員一職。該審核委員會須向董事會負責而其主要責任包括審查及監察本行的財政匯報程序以及內部監控運作。該委員會在 2001 年內共舉行了 3 次會議。審核委員會主席及各委員分別獲港幣 20,000 元及港幣 10,000 元作為截至 2001 年 12 月 31 日止財政年度的酬金。

董事及行政總裁權益

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」) 公布的各董事及行政總裁於 2001 年 12 月 31 日所持有本行實質利益如下：

Directors

The present Directors of the Bank are shown on page 5.

KHOO Kay-peng, Thomas KWOK Ping-kwong and Richard LI Tzar-kai were appointed non-executive Directors of the Bank in October 2001. They, being eligible, offer themselves for re-election at the Annual General Meeting to be held on Tuesday, 26th March, 2002.

In accordance with the Articles of Association of the Bank, apart from the Chief Executive, all the Directors including non-executive Directors are subject to retirement by rotation and re-election at the Annual General Meeting. Accordingly, LI Fook-wo, Joseph PANG Yuk-wing, William MONG Man-wai and CHAN Kay-cheung retire and, being eligible, offer themselves for re-election at the Annual General Meeting to be held on Tuesday, 26th March, 2002.

None of the Directors of the Bank has a service contract with the Bank.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business, which competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options" and Note 2(s) on the accounts.

The Chairman and each of the Directors including the independent non-executive Directors received HK$150,000 and HK$75,000 respectively as directors' fees for the year ended 31st December, 2001. The fees to the directors appointed during the year were paid according to their length of services.

Audit Committee

The composition of the Audit Committee is shown on page 5. George HO resigned as an Audit Committee member in March 2001. The Audit Committee is answerable to the Board and the principal duties of the Committee include the review and supervision of the Bank's financial reporting process and internal controls. The Committee met three times during the year 2001. The Chairman and each of the members of the Audit Committee received HK$20,000 and HK$10,000 respectively as remuneration for the year ended 31st December, 2001.

Directors' and Chief Executive's Interests

As at 31st December, 2001, the beneficial interests of the Directors and Chief Executive in the share capital of the Bank disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were as follows:-

姓名 Name	個人權益 Personal Interests	家族權益 Family Interests	公司權益 Corporate Interests	其他權益 Other Interests	總權益 Total Interests
	所持普通股數目 Number of Ordinary Shares Held				
李國寶 David LI Kwok-po	17,073,916	639,336	-	-	17,713,252[4]
李福和 LI Fook-wo	1,235,804	-	-	-	1,235,804
何佐芝 George HO	860,139	-	7,912,023[1]	-	8,772,162
黃頌顯 WONG Chung-hin	46,810	344,131	-	-	390,941
李福深 Alan LI Fook-sum	6,994,329	-	30,217,428[1]	-	37,211,757
李兆基 LEE Shau-kee	647,985	-	1,000,000[1]	-	1,647,985
李福善 Simon LI Fook-sean	458,000	3,069,000	-	-	3,527,000
李國章 Arthur LI Kwok-cheung	7,594,363	-	-	-	7,594,363
黃子欣 Allan WONG Chi-yun	-	124	-	10,122,659[2]	10,122,783
李國星 Aubrey LI Kwok-sing	21,499	30,566	-	30,499,253[3]	30,551,318
彭玉榮 Joseph PANG Yuk-wing	204,318	-	-	-	204,318[4]
蒙民偉 William MONG Man-wai	722,764	-	-	-	722,764
陳棋昌 CHAN Kay-cheung	215,584	-	-	-	215,584[4]
羅友禮 Winston LO Yau-lai	-	-	-	-	無 Nil
邱繼炳 KHOO Kay-peng	-	-	1,000,000[1]	-	1,000,000
郭炳江 Thomas KWOK Ping-kwong	-	-	-	-	無 Nil
李澤楷 Richard LI Tzar-kai	-	-	-	-	無 Nil

附註：

1. *該等股份由有關董事擁有三份之一或以上投票權的公司持有。*
2. *該等股份由全權信託基金持有，而黃子欣的家族成員是該基金的受益人。*
3. *該等股份由一個全權信託基金持有，而李國星是該基金其中1位受益人。*
4. *除本報告披露的股份權益外，根據本銀行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權認購本行普通股股份。他們所持有的認股權的資料見於下列「認股權資料」項下：*

Notes:

(1) Such shares were held through corporations in which the respective Directors control one-third or more of the voting power.
(2) Such shares were held through discretionary trusts in which family members of Allan WONG Chi-yun are beneficiaries.
(3) Such shares were held through a discretionary trust in which Aubrey LI Kwok-sing is one of the beneficiaries.
(4) Apart from the shares as disclosed herein, share options to subscribe for ordinary shares of the Bank have been granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to their share options during the year 2001 were shown in the following section under the heading "Information on Share Options".

認股權資料
Information on Share Options

根據上市規則所披露有關認股權的資料如下：

Information in relation to share options of the Bank disclosed in accordance with the Listing Rules was as follows:-

1. 於 2001 年 1 月 1 日尚未行使的認股權:

   Outstanding Options at 1st January, 2001:

	認股權數目 Number of Options	授予日期 Date of Grant	有效期 Vesting Period	行使期 Exercise Period	行使價 港幣(元) Exercise Price HK$
李國寶	131,290	23/04/1996	23/04/1996 - 22/04/1997	23/04/1997 - 23/04/2001	21.14
David LI Kwok-po	136,800	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
	133,800	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	145,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	145,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
彭玉榮	117,369	23/04/1996	23/04/1996 - 22/04/1997	23/04/1997 - 23/04/2001	21.14
Joseph PANG Yuk-wing	122,400	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
	119,400	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	130,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	130,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
陳棋昌	117,369	23/04/1996	23/04/1996 - 22/04/1997	23/04/1997 - 23/04/2001	21.14
CHAN Kay-cheung	122,400	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
	119,400	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	130,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	130,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
僱員*的總數	9,901,384	23/04/1996	23/04/1996 - 22/04/1997	23/04/1997 - 23/04/2001	21.14
Aggregate	13,767,800	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
total of employees*	7,358,000	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	7,447,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	12,393,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46

2. 於 2001 年 12 月 31 日尚未行使的認股權：
Outstanding Options at 31st December, 2001:

	認股權數目 Number of Options	授予日期 Date of Grant	有效期 Vesting Period	行使期 Exercise Period	行使價 港幣(元) Exercise Price HK$
李國寶	136,800	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
David LI Kwok-po	133,800	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	145,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	145,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
	850,000	19/04/2001	19/04/2001 - 18/04/2002	19/04/2002 - 19/04/2006	16.96
彭玉榮	122,400	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
Joseph PANG Yuk-wing	119,400	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	130,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	130,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
	400,000	19/04/2001	19/04/2001 - 18/04/2002	19/04/2002 - 19/04/2006	16.96
陳棋昌	122,400	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
CHAN Kay-cheung	119,400	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
	130,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	130,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
	400,000	19/04/2001	19/04/2001 - 18/04/2002	19/04/2002 - 19/04/2006	16.96
僱員*的總數	13,013,400	29/04/1997	29/04/1997 - 28/04/1998	29/04/1998 - 29/04/2002	24.59
Aggregate	5,410,600	20/04/1998	20/04/1998 - 19/04/1999	20/04/1999 - 20/04/2003	15.30
total of employees*	4,658,000	21/04/1999	21/04/1999 - 20/04/2000	21/04/2000 - 21/04/2004	12.09
	11,295,000	20/04/2000	20/04/2000 - 19/04/2001	20/04/2001 - 20/04/2005	16.46
	3,870,000	19/04/2001	19/04/2001 - 18/04/2002	19/04/2002 - 19/04/2006	16.96

3. 截至 2001 年 12 月 31 日止年度內授出的認股權：
授予日期 ：2001 年 4 月 19 日
有效期 ：2001 年 4 月 19 日 - 2002 年 4 月 18 日
行使期 ：2002 年 4 月 19 日 - 2006 年 4 月 19 日
行使價 ：港幣 16.96 元

Options granted during the year ended 31st December, 2001 (the "Options") :
Date of Grant : 19/04/2001
Vesting Period : 19/04/2001 - 18/04/2002
Exercise Period : 19/04/2002 - 19/04/2006
Exercise Price : HK$16.96

	認股權數目 於2001年4月19日 Number of Options At 19/04/2001	認股權價值 於2001年4月19日 港幣（元） Option Value At 19/04/2001 (註 note (2)) HK$	認股權數目 於2001年12月31日 Number of Options At 31/12/2001	認股權價值 於2001年12月31日 港幣（元） Option Value At 31/12/2001 (註 note (3)) HK$
承授人 Grantee :				
李國寶 David LI Kwok-po	850,000	4,309,500.00	850,000	2,873,000.00
彭玉榮 Joseph PANG Yuk-wing	400,000	2,028,000.00	400,000	1,352,000.00
陳棋昌 CHAN Kay-cheung	400,000	2,028,000.00	400,000	1,352,000.00
僱員*的總數 Aggregate total of Employees*	3,965,000	20,102,550.00	3,870,000	13,080,600.00
總數 Total :	5,615,000	28,468,050.00	5,520,000	18,657,600.00

註：(1) 本銀行股份於認股權授出日之前一日的收市價為港幣 17.00 元。

(2) 按照柏力克-舒爾斯期權價格模式[1]及採用以下之假設數據計算，認股權於 2001 年 4 月 19 日（即認購權授出之日）約值港幣 28,468,050.00 元。

無風險利率　：5.37%，為 2001 年 4 月 19 日交易的 5 年期外匯基金票據的大約孳息。

預期波幅　：33.96%，為本銀行股份自 2000 年 4 月 19 日至 2001 年 4 月 19 日的收市價的年波幅率。

預期股息率　：3.71%，為本銀行 2001 年預期股息率。

預期股息增長率　：每年 2.11%，為本銀行過去 5 年股息增長率。

認股權的預期有效年期：5 年

假設：(i) 認股權於有效期內的預期波幅與本銀行股價於 2000 年 4 月 19 日至 2001 年 4 月 19 日期內之波幅並沒有實質的分別。

(ii) 認股權於有效期內的預期股息增長率與本銀行股息於過去 5 年的增長率並沒有實質的分別。

(3) 按照柏力克-舒爾斯期權價格模式[1]及採用以下之假設數據計算，認購權於 2001 年 12 月 31 日約值港幣 18,657,000.00 元。

無風險利率　：4.98%，為 2001 年 12 月 31 日交易的 5 年期外匯基金票據的大約孳息。

預期波幅　：27.52%，為本銀行股份自 2001 年 1 月 1 日至 2001 年 12 月 31 日的收市價的年波幅率。

預期股息率　：3.93%，為本銀行 2001 年預期股息率。

預期股息增長率　：每年 2.11%，為本銀行過去 5 年股息增長率。

認股權的預期有效年期：4.3 年

假設：(i) 認股權於有效期內的預期波幅與本銀行股價於 2001 年 1 月 1 日至 2001 年 12 月 31 日期內之波幅並沒有實質的分別。

(ii) 認股權於有效期內的預期股息增長率與本銀行股息於過去 5 年的增長率並沒有實質的分別。

(4) 所有在到期前遭沒收的認股權均當作失效認股權處理，即是將有關認股權的數目重新納入有關的認股權計劃可予發行的股份數目內。

[1] 柏力克-舒爾斯期權價格模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權的合理價值，該期權定價模式只為眾多期權定價模式中較為普遍的一種，認購期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

Notes: (1) The closing price of the shares of the Bank immediately before the date on which the Options were granted was HK$17.00.

(2) According to the Black-Scholes model[1], the total value of the Options was estimated at HK$28,468,050.00 as at 19th April, 2001 (when the Options were granted) with the following variables and assumptions:-

- Risk Free Rate : 5.37%, being the approximate yield of 5-year Exchange Fund Note traded on 19/04/2001

- Expected Volatility : 33.96%, being the annualised volatility of the closing price of the shares of the Bank from 19/04/2000 to 19/04/2001

- Expected Dividend

- Yield : 3.71%, being 2001 prospective dividend yield of the shares of the Bank

- Growth Rate : 2.11% p.a., being 5-year historical dividend growth rate of the Bank

- Expected Life of the Options : 5 years

Assumptions: *(i) There is no material difference between the expected volatility over the whole life of the Options and the historical volatility of the shares of the Bank over the period of 19/04/2000 to 19/04/2001.*
(ii) There is no material difference between the dividend growth rate over the whole life of the Options and the historical dividend growth rate of the Bank over the previous 5 years.

(3) According to the Black-Scholes model[1], the total value of the Options was estimated at HK$18,657,000.00 as at 31st December, 2001 with the following variables and assumptions:-

- Risk Free Rate : 4.98%, being the approximate yield of 5-year Exchange Fund Note traded on 31/12/2001
- Expected Volatility : 27.52%, being the annualised volatility of the closing price of the shares of the Bank from 01/01/2001 to 31/12/2001
- Expected Dividend
- Yield : 3.93%, being 2001 prospective dividend yield of the shares of the Bank
- Growth Rate : 2.11% p.a., being 5-year historical dividend growth rate of the Bank
- Expected Life of the Options : 4.3 years

Assumptions: *(i) There is no material difference between the expected volatility over the whole life of the Options and the historical volatility of the shares of the Bank over the period of 01/01/2001 to 31/12/2001.*
(ii) There is no material difference between the dividend growth rate over the whole life of the Options and the historical dividend growth rate of the Bank over the previous 5 years.

(4) All the options forfeited before expiry of the Options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[1] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

4. 截至 2001 年 12 月 31 日止年度內行使的認股權數目：
Number of Options exercised during the year ended 31st December, 2001:

	授予日期 Date of Grant	股份數目 No. of shares	行使價 港幣(元) Exercise Price HK$	加權平均收市價 # 港幣(元) AWA Closing Price # HK$
李國寶 David LI Kwok-po	不適用 N/A	無 Nil	不適用 N/A	不適用 N/A
彭玉榮 Joseph PANG Yuk-wing	不適用 N/A	無 Nil	不適用 N/A	不適用 N/A
陳棋昌 CHAN Kay-cheung	不適用 N/A	無 Nil	不適用 N/A	不適用 N/A
僱員*的總數 Aggregate total of employees*	23/04/1996	435,974	21.14	20.51
	29/04/1997	無 Nil	24.59	不適用 N/A
	20/04/1998	1,947,400	15.30	20.09
	21/04/1999	2,789,000	12.09	19.61
	20/04/2000	712,000	16.46	18.13
	19/04/2001	無 Nil	16.96	不適用 N/A

5. 截至 2001 年 12 月 31 日止年度內註銷的認股權數目： 無
Number of options cancelled during the year ended 31st December, 2001 : Nil

6. 按有關認股權計劃條款於截至 2001 年 12 月 31 日止年度內失效的認股權數目：
Number of options lapsed during the year ended 31st December, 2001:

	授予日期 Date of Grant	認股權數目 No. of Options
李國寶 David LI Kwok-po	23/04/1996	131,290
彭玉榮 Joseph PANG Yuk-wing	23/04/1996	117,369
陳棋昌 CHAN Kay-cheung	23/04/1996	117,369
僱員*的總數 Aggregate total of employees*	23/04/1996	9,465,410
	29/04/1997	754,400
	20/04/1998	無 Nil
	21/04/1999	無 Nil
	20/04/2000	386,000
	19/04/2001	95,000

7. 有關認股權的會計政策載於賬項附註 2(s)。
The accounting policy adopted for share options is set out in note 2(s) on the accounts.

* *按《僱傭條例》所指的「連續合約」工作的僱員*
\# *本銀行股份在緊接有關認股權行使日期之前的加權平均收市價*
* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance*
\# *The annual weighted average ("AWA") closing price of the shares of the Bank immediately before the dates on which the options were exercised*

除上述所披露外，於 2001 年 12 月 31 日，本銀行的董事或行政總裁或他們的配偶或 18 歲以下子女概無獲授或行使任何權利以認購本銀行或其任何聯繫公司的股本或債務證券。

Save as disclosed above, as at 31st December, 2001, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

認股權計劃資料

根據上市規則披露的有關於1999年3月30日採納的僱員認股計劃(「計劃」)的摘要如下：

1. 計劃的目的	作為對僱員的獎勵
2. 計劃的參與人	合資格的僱員包括執行董事
3. 計劃中可予發行的股份數目及其於2001年12月31日佔已發行股本的百份率	70,495,374 股 (4.92%)
4. 計劃中每名參與人可獲授權益上限	計劃中所涉及的股份總數的 10%
5. 可根據認股權認購股份的期限	由該認股權授予日的第一週年開始直至授予日的第五週年截止辦公時間的期間
6. 認股權行使之前必須持有的最短期限	由認股權授出之日起直至授予日的第一週年之前一日
7. 申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限	不適用
8. 行使價的釐定基準	行使價由董事會釐定，但不少於下列的較高價： (1) 建議授予認股權當日之前五個營業日，本銀行現有股份在聯交所的平均收市價的95%；及 (2) 股份面值
9. 計劃尚餘的有效期	計劃期間將於 2004 年 3 月 31 日終止 *(註：計劃將於 2002 年 3 月 26 日被終止，惟有待在同日舉行的股東週年常會上通過。)*

Information on Share Option Scheme

Summary of the Staff Share Option Scheme (the "Scheme") adopted on 30th March, 1999 disclosed in accordance with the Listing Rules was as follows:

1. Purpose of the Scheme	As incentive to employees
2. Participants of the Scheme	Eligible employees including executive directors
3. Total number of share available for issue under the Scheme and % on issued share capital at 31st December, 2001	70,495,374 shares (4.92%)
4. Maximum entitlement of each participant under the Scheme	10% of the aggregate of all shares subject to the Scheme
5. The period within which the shares must be taken up under an option	Commencing on the first anniversary of the Date of Grant of such options and expiring at the close of business on the fifth anniversary thereof
6. The minimum period for which an option must be held before it can be exercised	From the Date of Grant of such options up to the day immediately before the first anniversary thereof
7. The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	N/A
8. The basis of determining the exercise price	The exercise price is determined by the Directors and being not less than the greater of: (a) 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited on the 5 business days immediately preceding the date of offer of such option; and (b) the nominal value thereof
9. The remaining life of the Scheme	The Scheme Period will end on 31st March, 2004 *(Note: The Scheme will be terminated on 26th March, 2002 subject to approval at the Annual General Meeting to be held on the same date.)*

主要股東權益

就董事會所知，本銀行並無股東於2001年12月31日持有本行10%或以上已發行股本，而須根據《香港證券（披露權益）條例》第16條（1）款記錄於權益登記冊內。

符合指引

（1）本銀行已完全按照香港金融管理局於2001年11月2日所發出的監管政策手冊《本地註冊認可機構披露財務資料》所載的標準編製2001年度賬目。

（2）在截至2001年12月31日止年度內本銀行已遵守上市規則附錄14所載的「最佳應用守則」。

核數師

在即將召開的股東週年常會中，將提請通過再聘畢馬威會計師事務所為本銀行核數師的議案。

主席兼行政總裁

李國寶

香港

2002年2月5日

Substantial Shareholders' Interests

So far as is known to the Directors, none of the shareholders of the Bank was interested in 10% or more of the issued share capital of the Bank which was required to be recorded in the Register of Interests pursuant to Section 16(1) of the Hong Kong Securities (Disclosure of Interests) Ordinance as at 31st December, 2001.

Compliance

(1) In preparing the accounts for the year 2001, the Bank has fully complied with the standards set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority on 2nd November, 2001.

(2) The Bank has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2001.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

David LI Kwok-po

Chairman and Chief Executive

Hong Kong

5th February, 2002

KPMG

致東亞銀行有限公司各股東：

（於香港註冊成立的有限公司）

本核數師（以下簡稱「我們」）已審核刊於第68頁至第125頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴銀行及貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的賬項均真實與公平地反映　貴銀行及貴集團於2001年12月31日的財政狀況及　貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港
2002年2月5日

KPMG

To The Shareholders of The Bank of East Asia, Limited

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 68 to 125 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong
5th February, 2002

截至2001年12月31日止年度 **For the Year Ended 31st December, 2001**

		附註 Notes	2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
利息收入	Interest income		**9,742,663**	10,666,351
利息支出	Interest expense		**(5,765,245)**	(6,971,021)
淨利息收入	Net interest income		**3,977,418**	3,695,330
非利息收入	Non-interest income	4	**1,234,567**	1,274,531
經營收入	Operating income		**5,211,985**	4,969,861
經營支出	Operating expenses	5	**(2,860,768)**	(2,098,752)
未扣除準備之經營溢利	Operating profit before provisions		**2,351,217**	2,871,109
壞賬及呆賬支出	Charge for bad and doubtful debts	6	**(432,385)**	(680,614)
已扣除準備之經營溢利	Operating profit after provisions		**1,918,832**	2,190,495
出售固定資產之淨溢利／(虧損)	Net profit/(loss) on disposal of fixed assets		**8,369**	(5,167)
出售持至到期債務證券、投資證券和聯營公司所得淨溢利	Net profit on disposal of held-to-maturity debt securities, investment securities and associates	7	**21,445**	16,071
持至到期債務證券、投資證券和聯營公司的準備金調撥	Provisions on held-to-maturity debt securities, investment securities and associates	7	**(45,049)**	(72,530)
應佔聯營公司溢利減虧損	Share of profits less losses of associates		**(12,741)**	51,878
年度內除税前溢利	Profit for the year before taxation		**1,890,856**	2,180,747
税項	Taxation	8	**(279,119)**	(289,541)
年度內除税後溢利	Profit for the year after taxation	9	**1,611,737**	1,891,206
少數股東權益	Minority interests		**(11,931)**	(4,128)
股東應佔溢利	Profit attributable to shareholders		**1,599,806**	1,887,078
撥款：	Appropriations:			
撥存一般儲備	Transfer to general reserve	29(b)	**462,000**	780,000
可歸屬是年股息	Dividends attributable to the year	10		
已派中期股息	Interim paid		**300,430**	281,252
已派屬上年度末期股息	Final paid in respect of previous year		**1,821**	421
擬派末期股息	Final proposed		**473,050**	636,650
			港幣 HK$	港幣 HK$
每股盈利	Earnings per share			
— 基本	- basic	11(a)	**1.12**	1.34
— 攤薄	- diluted	11(b)	**1.12**	1.34
— 現金	- cash based	11(c)	**1.19**	1.36

第73至125頁之附註爲本賬項之一部分。 *The notes on pages 73 to 125 form part of these accounts.*

截至2001年12月31日止年度 **For the Year Ended 31st December, 2001**

		附註 Notes	2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
並未於損益賬內確認的淨虧損	Net losses not recognised in the profit and loss account			
因匯兌折算產生之差額	Exchange differences arising on translation of:			
匯兌重估儲備	Exchange revaluation reserve			
(2000年：如前匯報)	(2000 : as previously reported)	29(f)		(10,846)
前期調整 *	Prior period adjustment *			(11,309)
匯兌重估儲備 (2000年：重報)	Exchange revaluation reserve (2000 : as restated)	29(f)	**(29,139)**	(22,155)
法定儲備 *	Statutory reserves *	29(d)	**(2)**	20
其他重估儲備 *	Other revaluation reserves *	29(g)	**(839)**	240
留存溢利 *	Retained profits *	29(h)	**(4,745)**	1,801
並未於損益賬內確認的淨虧損 (2000年：重報)	Net losses not recognised in the profit and loss account (2000 : as restated)		**(34,725)**	(20,094)
年內溢利	Net profit for the year			
如前匯報	As previously reported	29(h)		1,871,022
因前期調整而產生	*Prior period adjustments arising from:*			
商譽攤銷重報	Amortisation of restated goodwill			(15,789)
採納聯營公司投資的權益會計法	Adoption of equity accounting for investments in associates			31,845
年內溢利(2000年：重報)	*Net profit for the year (2000 : as restated)*		**1,599,806**	1,887,078
確認損益總額	Total recognised gains and losses		**1,565,081**	1,866,984
因會計政策變更產生而就於2000年1月1日下列各項所作之前期調整如下：	Prior period adjustments arising from the changes in accounting policies adjusted against the following items as at 1st January, 2000 are:-			
一般儲備	General reserve	29(b)		
－ 商譽重報	- restatement of goodwill			177,394
－ 因採納聯營公司投資的權益會計法而產生	- arising from adoption of equity accounting for investments in associates			6,570
法定儲備	Statutory reserves	29(d)		
－ 因採納聯營公司投資的權益會計法而產生	- arising from adoption of equity accounting for investments in associates			5,464
匯兌重估儲備	Exchange revaluation reserve	29(f)		
－ 因採納聯營公司投資的權益會計法而產生	- arising from adoption of equity accounting for investments in associates			(12,256)
其他重估儲備	Other revaluation reserves	29(g)		
－ 因採納聯營公司投資的權益會計法而產生	- arising from adoption of equity accounting for investments in associates			(164)
留存溢利	Retained profits	29(h)		
－ 擬派末期股息重報	- proposed final dividend restated			529,388
－ 商譽攤銷重報	- amortisation of restated goodwill			(35,762)
－ 因採納聯營公司投資的權益會計法而產生	- arising from adoption of equity accounting for investments in associates			204,280

** 因採納聯營公司投資的權益會計法而產生* ** arising from adoption of equity accounting for investments in associates*

第73至125頁之附註屬本賬項之一部分。 *The notes on pages 73 to 125 form part of these accounts.*

2001年12月31日 As at 31st December, 2001

		附註 Notes	2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	15	**43,760,587**	46,040,764
在銀行及其他金融機構於1至12個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	25	**11,045,510**	11,969,489
已扣除準備的貿易票據	Trade bills less provisions		**578,962**	563,321
持有的存款證	Certificates of deposit held	25	**2,419,445**	2,127,126
其他證券投資	Other investments in securities	16(a)	**4,150,218**	2,790,091
已扣除準備的貸款及其他賬項	Advances and other accounts less provisions	17,18	**109,851,558**	105,621,128
持至到期債務證券	Held-to-maturity debt securities	16(b),25	**2,433,861**	2,802,104
投資證券	Investment securities	16(c)	**201,346**	205,795
聯營公司投資	Investments in associates	20	**608,584**	710,626
商譽	Goodwill	21	**1,885,986**	1,594,072
固定資產	Fixed assets	22	**4,828,876**	4,743,734
資產總額	Total Assets		**181,764,933**	179,168,250
負債	**LIABILITIES**			
銀行及其他金融機構的存款及結餘	Deposits and balances of banks and other financial institutions	25	**5,168,251**	4,899,329
客戶存款	Deposits of customers	25	**140,816,751**	138,747,250
已發行存款證	Certificates of deposit issued	25	**8,585,600**	8,544,198
已發行可換股債券	Convertible bonds issued	23,25	**316,891**	1,952,254
税項及遞延税項	Tax and deferred taxation	26	**430,290**	332,880
其他賬項及準備	Other accounts and provisions		**3,909,434**	4,604,220
負債總額	Total Liabilities		**159,227,217**	159,080,131
資本	**CAPITAL RESOURCES**			
借貸資本	Loan capital	27	**4,271,123**	2,339,850
少數股東權益	Minority interests		**19,092**	441,174
股本	Share capital	28	**3,583,711**	3,536,945
儲備	Reserves	29	**14,663,790**	13,770,150
股東資本	Shareholders' Funds		**18,247,501**	17,307,095
資本總額	Total Capital Resources		**22,537,716**	20,088,119
資本及負債總額	Total Capital Resources and Liabilities		**181,764,933**	179,168,250

董事會於2002年2月5日核准及授權發布。

Approved and authorised for issue by the Board of Directors on 5th February, 2002.

董事 Directors
李福和 LI Fook-wo
何佐芝 George HO
黃頌顯 WONG Chung-hin

主席兼行政總裁 Chairman and Chief Executive
李國寶 David LI Kwok-po

第73至125頁之附註屬本賬項之一部分。

The notes on pages 73 to 125 form part of these accounts.

2001年12月31日 As at 31st December, 2001

		附註 Notes	2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	*15*	**37,290,782**	38,603,529
在銀行及其他金融機構於1至12個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	*25*	**10,619,842**	11,086,914
已扣除準備的貿易票據	Trade bills less provisions		**555,120**	519,596
持有的存款證	Certificates of deposit held	*25*	**1,741,145**	1,502,523
其他證券投資	Other investments in securities	*16(a)*	**3,742,150**	2,618,970
已扣除準備的貸款及其他賬項	Advances and other accounts less provisions	*17,18*	**92,255,970**	84,318,617
附屬公司欠款	Amounts due from subsidiaries	*24(a)*	**1,410,752**	1,329,981
持至到期債務證券	Held-to-maturity debt securities	*16(b),25*	**1,651,475**	1,288,342
投資證券	Investment securities	*16(c)*	**143,818**	138,224
附屬公司投資	Investments in subsidiaries	*19*	**5,978,298**	6,721,725
聯營公司投資	Investments in associates	*20*	**194,489**	210,155
商譽	Goodwill	*21*	**107,050**	–
固定資產	Fixed assets	*22*	**3,390,481**	2,447,686
資產總額	Total Assets		**159,081,372**	150,786,262
負債	**LIABILITIES**			
銀行及其他金融機構的存款及結餘	Deposits and balances of banks and other financial institutions	*25*	**5,127,576**	4,859,837
客戶存款	Deposits of customers	*25*	**111,632,681**	103,947,440
已發行存款證	Certificates of deposit issued	*25*	**10,684,233**	10,642,803
已發行可換股債券	Convertible bonds issued	*23,25*	**316,891**	1,952,254
欠附屬公司款項	Amounts due to subsidiaries	*24(b)*	**11,490,137**	8,204,191
税項及遞延税項	Tax and deferred taxation	*26*	**388,512**	300,443
其他賬項及準備	Other accounts and provisions		**2,840,417**	3,046,353
負債總額	Total Liabilities		**142,480,447**	132,953,321
資本	**CAPITAL RESOURCES**			
借貸資本	Loan capital	*27*	–	2,339,850
股本	Share capital	*28*	**3,583,711**	3,536,945
儲備	Reserves	*29*	**13,017,214**	11,956,146
股東資本	Shareholders' Funds		**16,600,925**	15,493,091
資本總額	Total Capital Resources		**16,600,925**	17,832,941
資本及負債總額	Total Capital Resources and Liabilities		**159,081,372**	150,786,262

董事會於2002年2月5日核准及授權發布。

Approved and authorised for issue by the Board of Directors on 5th February, 2002.

董事	李福和	*Directors*	**LI Fook-wo**
	何佐芝		**George HO**
	黃頌顯		**WONG Chung-hin**
主席兼行政總裁	李國寶	*Chairman and Chief Executive*	**David LI Kwok-po**

第73至125頁之附註屬本賬項之一部分。

The notes on pages 73 to 125 form part of these accounts.

截至2001年12月31日止年度 For the year ended 31st December, 2001

		附註 Notes	2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
經營業務活動之現金(流出)/流入淨額	**NET CASH (OUTFLOW) / INFLOW FROM OPERATING ACTIVITIES**	31(a)	**(978,348)**	12,339,984
投資回報及融資利息	**RETURNS ON INVESTMENTS AND SERVICING OF FINANCE**			
收取聯營公司股息	Dividends received from associates		**33,525**	12,676
收取股份證券股息	Dividends received on equity securities		**21,753**	12,285
支付借貸資本、已發行存款證及債券利息	Interest paid on loan capital, certificates of deposit and bonds issued		**(1,278,259)**	(940,891)
支付普通股股息	Ordinary dividends paid		**(709,064)**	(575,962)
投資回報及融資利息之現金流出淨額	**NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE**		**(1,932,045)**	(1,491,892)
稅項	**TAXATION**			
退回/(已付)香港利得稅稅款	Hong Kong profits tax refund / (paid)		**12,968**	(67,399)
已付海外稅款	Overseas tax paid		**(45,114)**	(63,320)
已付稅款總額	**TOTAL TAX PAID**		**(32,146)**	(130,719)
投資活動	**INVESTING ACTIVITIES**			
購入股份證券	Purchase of equity securities		**(25,096)**	(51,555)
出售股份證券所得款項	Proceeds from sale of equity securities		**63,226**	30,067
購入固定資產	Purchase of fixed assets		**(322,452)**	(146,720)
出售固定資產所得款項	Proceeds from disposal of fixed assets		**12,353**	2,799
購入聯營公司權益	Purchase of associates		**(4,002)**	(115,779)
出售聯營公司權益所得款項	Proceeds from disposal of associates		**49,152**	2,478
購入附屬公司之現金(流出)/流入淨額	Net cash (outflow) / inflow from acquisition of subsidiaries	31(c)	**(978,771)**	2,743,785
投資活動之現金(流出)/流入淨額	**NET CASH (OUTFLOW) / INFLOW FROM INVESTING ACTIVITIES**		**(1,205,590)**	2,465,075
融資前之現金(流出)/流入淨額	**NET CASH (OUTFLOW) / INFLOW BEFORE FINANCING**		**(4,148,129)**	13,182,448
融資	**FINANCING**			
發行借貸資本	Issue of loan capital	31(d)	**4,272,498**	2,340,000
贖回借貸資本	Redemption of loan capital	31(d)	**(2,339,790)**	–
發行普通股本	Issue of ordinary share capital	31(d)	**84,419**	110,367
增加發行股本的資本費用	Capital fee paid on increase in issued share capital	31(d)	**(30)**	(30)
發行存款證	Issue of certificates of deposit	31(d)	**6,069,750**	3,894,950
贖回存款證及可換股債券	Redemption of certificates of deposit and convertible bonds	31(d)	**(7,661,667)**	(4,202,097)
融資前之現金流入淨額	**NET CASH INFLOW FROM FINANCING**		**425,180**	2,143,190
現金及等同現金項目(減額)/增額	**(DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS**		**(3,722,949)**	15,325,638
1月1日之現金及等同現金項目	**CASH AND CASH EQUIVALENTS AT 1st JANUARY**		**46,564,625**	31,238,987
12月31日之現金及等同現金項目	**CASH AND CASH EQUIVALENTS AT 31st DECEMBER**	31(e)	**42,841,676**	46,564,625

第73至125頁之附註屬本賬項之一部分。 *The notes on pages 73 to 125 form part of these accounts.*

1. 主要業務

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務、及公司秘書、股份登記和商業服務。

1. Principal Activities

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and company secretarial, share registration and business services.

2. 主要會計政策

(a) 符合指引聲明

本賬項是按照香港會計師公會發出的所有適用之《會計實務準則》及解釋、香港公認會計原則和香港《公司條例》的要求而編製。本賬項亦符合香港聯合交易所有限公司《證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

(b) 賬項編製基準

除賬項附註3所述的會計政策變更外，本賬項是按照上年度的會計政策及方法而編製。

中國聯合銀行有限公司已根據東亞銀行有限公司條例於2001年8月27日起與本銀行合併。此條例賦予所有屬於香港境內及受香港法律約束的中國聯合銀行有限公司資產及負債轉移予本銀行。本銀行截至2001年12月31日止的賬項已根據此條例下將中國聯合銀行有限公司有關業務於2001年1月1日轉歸本銀行的情況下編製。

本賬項是以原值成本作為計量基準。但1989年及1991年部分土地及建築物是以重估價值，以及部分證券投資是以市場價值列賬。有關詳情載列於下列會計政策。

(c) 綜合基準

(i) 附屬公司

本綜合賬項包括本銀行及其所有附屬公司截至各相關年度之12月31日止的賬項。根據香港《公司條例》附屬公司指該公司經本集團直接或間接地持有超過半數已發行股本、或控制超過半數投票權、或控制董事局的組成。在本銀行的資產負債表中，附屬公司投資是以成本減除減值損失列賬(附註2 (m))。

2. Significant Accounting Policies

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Accounts

The accounts are prepared on a basis consistent with the accounting polices and methods adopted in the previous year except for the changes in accounting policies mentioned in Note 3.

With effect from 27th August, 2001, United Chinese Bank Limited ("UCB") has been merged with the Bank through The Bank of East Asia, Limited Ordinance, under which all the assets and liabilities situated in Hong Kong and the rights and obligations of UCB as expressly governed by Hong Kong law have been transferred to the Bank. By virtue of this Ordinance, the accounts of the Bank for the year ended 31st December, 2001 were prepared as if the undertaking of UCB had vested in the Bank on 1st January, 2001.

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain land and buildings in 1989 and 1991, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Basis of Consolidation

(i) Subsidiaries

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (Note 2(m)).

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年內購入或出售的附屬公司，其業績是由購入日期開始或至出售日期止(以適用者為準)計算入綜合賬項內。

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

少數股東權益是指集團以外股東於附屬公司經營業績及淨資產的權益。

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

中國合作合營企業如附屬公司投資般入賬。本集團在支付中方合營企業合夥人協定的出資額後，便承擔合作合營企業的全部風險及負債，並自負該企業的盈虧。

Co-operative joint ventures in the PRC are accounted for as subsidiaries, whereby the Group bears the entire risk and liabilities and shares all the profit and loss of the co-operative joint ventures after paying the guaranteed distribution to the joint venture partner in the PRC.

(ii) 聯營公司

(ii) Associates

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理的公司。

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產、因收購聯營公司而產生的商譽及減值損失作調整。

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets, goodwill arising on acquisition of the associate and impairment loss.

綜合損益賬已反映本集團應佔收購聯營公司後是年業績及減除於附註2(l)所述的是年商譽攤銷支出。

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, less any amortisation of goodwill charged during the year in accordance with Note 2 (l).

本銀行是以已收取股息作為應佔聯營公司業績。聯營公司投資是以成本減除減值損失列賬(附註2(m))。

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(m)).

(d) 外幣換算

(d) Translation of Foreign Currencies

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兌差額計入損益賬內。

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

以外幣為單位的資產，即以外幣借款作對沖的股份投資或長期性之非貨幣性資產，其持有或用途或出售後將產生外幣收益按結算日的匯率折算為港幣。

Foreign currency assets, being equity investments or other long-term non-monetary assets, the holding or the use or the subsequent disposal of which will generate receipts in a foreign currency, hedged by foreign currency borrowings are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date.

海外分行及附屬公司的賬項按結算日的匯率折算為港幣。將期初資產淨值按結算日的匯率重新折算而產生的匯兌差額則記入儲備內。

The accounts of overseas branches, subsidiaries and associates are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising from retranslation of opening net assets at the rates of exchange ruling at the balance sheet date are accounted for in reserves.

計算出售海外企業的損益包括截至出售日因該企業產生的累積兌換差額。

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(e) 利息與收費

(e) Interest and Fees

除屬呆賬情況外，利息收入與支出均根據本金結餘及適用利率，以時間分攤基準確認在損益賬內。

Interest income and expense are recognised in the profit and loss account on a time-apportioned basis on the principal outstanding and at the rate applicable, except in the case of doubtful debts.

收費收入與支出則只在已賺取或發生後才確認。

Fees and commission income and expenses are recognised in the profit and loss account when earned or incurred.

非上市投資股息收入在股東收取權被確立時才被確認。上市投資股息收入則在該投資的股價除息時才被確認。

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(f) 貸款及其他賬項

(f) Advances and Other Accounts

客戶、銀行和金融機構的貸款以購置時的現金價款，並在扣除預計虧損的準備後記入資產負債表內。

Advances to customers, banks and other financial institutions are measured at the cash consideration at the time of acquisition and are stated in the balance sheet after deducting provisions for estimated losses at subsequent periods.

呆債利息撥入暫記賬項內，並在資產負債表的相關結餘中扣除。

Interest on doubtful loans and advances is credited to a suspense account which is netted in the balance sheet against the relevant balances.

(g) 壞賬及呆賬準備

(g) Provision for Bad and Doubtful Debts

信貸委員會的權力由董事會授予；在信貸委員會認為有必要時，便會提撥準備，亦會為貸款撥出一般準備。倘再無實際機會收回貸款時，則尚欠債務將會撇銷。

Provision is made against specific doubtful debts as and when they are considered necessary by the Credit Committee with authority delegated by the Board of Directors and in addition an amount has been set aside as a general provision for advances. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

(h) 物業

(h) Properties

(i) 銀行行址及投資物業是按成本或董事參照獨立專業評估作出的估值，減累計折舊記入資產負債表內。

(i) Bank premises and investment properties are stated in the balance sheet at cost or at the Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation.

重估溢價撥入物業重估儲備內。

Surplus arising on revaluation is credited to the property revaluation reserve.

在編製此等賬項時，由於可採用香港會計師公會頒布的《會計實務準則》第17號「物業、廠房及設備」第80段所載的臨時條款，故行址並未在結算日重估至公平價值。

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the Hong Kong Society of Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) 出售物業的損益是以出售所得款項與資產賬面值的差價計算，並在出售時於損益賬內確認。有關之重估溢價已從物業重估儲備撥入一般儲備內。

(ii) Profit or loss on disposal of properties is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Any related revaluation surplus is transferred from the property revaluation reserve to the general reserve.

(i) 攤銷及折舊

(i) 銀行行址

永久業權之土地不予攤銷，租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

(ii) 投資物業

租賃期尚有20年以上的土地不予折舊。若建築物的剩餘預計使用年限或其座落土地剩餘租賃期為20年或以下，其成本或重估值以直線法按其剩餘預計使用年限或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

(iii) 其他固定資產

其他固定資產是按成本減累計折舊記入資產負債表內。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限攤銷。

(j) 租賃資產

(i) 持有用於經營租賃方式資產

當本集團以經營租賃方式租出資產，該資產按附註2 (i) 所載(如適用者)本集團的折舊會計政策計算折舊及根據其性質包括在資產負債表內。減值損失是根據會計政策附註2(m)所載計算。

(ii) 經營租賃支出

當本集團使用經營租賃資產，除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式，其租賃支出按該租賃資產所載的會計年期以相同分期記入損益賬。租賃回贈收入視為淨租賃支出總額的一部分被確認於損益賬內。或有租金按已發生的會計期記入損益賬。

(k) 證券投資

除用作收回貸款或視作附屬或聯營公司投資外，債務證券及股份證券投資是以下列方式入賬。

(i) Amortisation and Depreciation

(i) Bank premises

Freehold land is not amortised. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

(ii) Investment properties

No depreciation is provided on land where the residual lease is greater than 20 years. Buildings with either the remaining useful life or the remaining lease period of the land on which they are situated being 20 years or less are depreciated on a straight line basis at rates calculated to write off the cost or valuation of the building over the shorter of the remaining estimated useful life of the building or the remaining lease period of the land.

(iii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(j) Leased Assets

(i) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2 (m).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(k) Investments in Securities

Investments in debt and equity securities, except those held either solely for the purpose of recovering advances or as investments in subsidiaries or associates, are accounted for as follows.

證券投資可分為持至到期債務證券、投資證券和其他證券投資，並在本集團受其合約所約束當日起確認為資產。

Investments in securities are classified as held-to-maturity debt securities, investment securities and other investments in securities, and are recognised as assets from the date on which the Group is bound by the contract which gives rise to them.

在不同投資類別之間轉賬證券時，是以其公平值入賬。由此引起的損益是假設該投資在轉賬日已被出售及重購而入賬。

Transfer of a security between categories of investments is accounted for at fair value. The profit or loss arising from transfers between categories of investments is accounted for as if the investment had been sold and repurchased at the date of transfer.

出售的損益是以出售所得款項與該投資賬面值的差價計，並於進行出售的期間內入賬。

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sales proceeds and the carrying amount of the investments.

(i) 持至到期債務證券

持至到期債務證券是指本集團有明確意向及有能力持至到期日之債務證券投資，並以攤銷成本再減除反映其信貸風險的準備金入賬。

當預算不可收回所有賬面值時，則會提撥準備金並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在，而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續，準備金便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(i) Held-to-maturity debt securities

Held-to-maturity debt securities are investments in debt securities which the Group has the expressed intention and ability to hold to maturity, and are stated at amortised cost less any provisions in their value which reflects their credit risk.

Provisions are made and recognised immediately as an expense when carrying amounts are not expected to be fully recovered, but are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(ii) 投資證券

投資證券是預算持續持有的證券，並持有作在購入或用途變更時記下的長遠用途，而且投資證券在所記下用途而言是可清楚辨認的。

投資證券在資產負債表內按成本減因非短暫減值而提撥的準備金入賬。該準備金是以個別投資計算，並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在，而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續，準備金便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(ii) Investment securities

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are included in the balance sheet at cost less provisions for diminution in value which are other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(iii) 其他證券投資

其他證券投資是不被列作持至到期債務證券或投資證券的其他證券，並按結算日的公平值入賬。因重估證券至其公平值所引致未實現的持有損益計入損益賬內。

(iii) Other investments in securities

Other investments in securities are those securities which are not classified as held-to-maturity debt securities nor as investment securities, and are stated at fair value at the balance sheet date. Unrealised holding gains or losses arising on revaluation of securities to fair value are dealt with in the profit and loss account.

(l) 商譽

收購附屬及聯營公司的價款超過其有形資產淨值和可辨認無形資產值的部分為收購產生的商譽。

就附屬公司而言，商譽已資本化及以直線法根據其不逾20年的預計可用年期攤銷，並按成本減累計攤銷及減值損失(附註2 (m))列於綜合資產負債表內。商譽的攤銷於損益賬確認為經營支出。

出售附屬公司時，出售損益的計算已包括未予攤銷的購入商譽。

就聯營公司而言，商譽已資本化及按其預計可用年期以直線法攤銷。商譽成本減累計攤銷及減值損失(附註2 (m))已包括於聯營公司投資的賬面值。

(m) 資產減值損失

如對內及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(包括附屬公司及聯營公司投資(附註2(c))但不包括其他證券投資(附註2 (k))或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除了商譽的有關資產，如在用來測定可收回數額的估計有所改變，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不會重演之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

(l) Goodwill

The excess of the purchase consideration in relation to the acquisition of subsidiaries and associates over the Group's share of fair value ascribed to their net tangible assets and identifiable intangible assets represents the goodwill arising on acquisition.

In respect of subsidiaries, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years, and is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (Note 2(m)). The amortisation of goodwill is recognised in the consolidated profit and loss account as an operating expense.

On disposal of a subsidiary, any unamortised purchased goodwill is included in the calculation of the profit or loss on disposal.

In respect of associates, goodwill is capitalised and amortised on a straight line basis over its estimated useful life. The cost of goodwill less any accumulated amortisation and any impairment losses (Note 2 (m)) is included in the carrying amount of the investments in associates.

(m) Impairment of Assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), equipment, investments (including those "Investments in subsidiaries and associates" (Note 2(c)) but other than those accounted for as "Other investments in securities" under Note 2(k)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(n) 融資租賃及租購合約

融資租賃及租購合約承租人欠款按投資淨額記入資產負債表的客戶貸款項目內。投資淨額指融資租賃及租購合約下的應收租金總額減去未賺取收入後的數額。應收租金內隱含之財務收入按租賃年期計入損益賬內,以令每個會計期間的淨現金投資回報率盡可能相同。

(o) 遞延税項

遞延税項是因會計及税務對收支處理引起的所有重大時差,預計在可見未來可能引致的税項責任,按負債法提撥準備。

未來遞延税項收益不會入賬,除非有充足理由確定其是可以實現。

(p) 保險基金

有關本集團的保險業務,人壽保險業務的保險基金是取決於精算估值,其他保險基金則是當保單所承保的風險延伸至結算日後的期間時,所未賺取的保金之部分。本集團已就結算日已通知但未清償以及截至結算日已發生但未匯報的索償作出了充足的撥備。此等項目已列於其他賬項及準備。

(q) 退休福利

本銀行為其集團的所有員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。就東亞銀行有限公司的員工而言,僱主對兩項計劃的供款,上限是月薪的10%。就第一太平銀行有限公司的員工而言,僱主對核准的職業退休計劃則根據服務年資作8%至10%的供款,但沒有對強制性公積金計劃作自願性供款。

本銀行為所有國內及海外員工而設的退休計劃是定額供款計劃,供款率按當地慣例及規定而制定。

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本銀行的資產分開處理。

(n) Finance Leases and Hire Purchase Contracts

The amounts due from lessees in respect of finance leases and hire purchase contracts are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases and hire purchase contracts less unearned income. Finance income implicit in the rental receivable is credited to the profit and loss account over the lease period so as to produce an approximately constant periodic rate of return on the net cash investment for each accounting period.

(o) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(p) Insurance Funds

In relation to the Group's insurance business, the insurance fund of the life assurance business is ascertained by actuarial valuation and other insurance funds are the unearned portion of premium on policies written in respect of periods of risk extending beyond the balance sheet date. Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date. These items are classified as other accounts and provisions.

(q) *Retirement Benefits*

Retirement benefits are provided to all staff employed by the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. For the employees of The Bank of East Asia, Limited, the employer's contribution to both schemes are at a maximum of 10% of the monthly salary. For the employees of the First Pacific Bank Limited, the employer's contribution to their MPFEOS is 8% to 10% according to the length of service and no employer's voluntary contributions are made to the MPFS.

The pension schemes which cover all the Bank's PRC and overseas employees are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Bank.

(r) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法定或推定義務而付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在義務的存在只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(s) 認股權

授予員工認購本銀行上市股票的認股權，只於行使時才確認於資產負債表內。就每一股行使認股權而發行的股票，股本以面值貸入；所得淨款項高於貸入股本的餘額則貸入股份溢價。

(t) 資產負債表外的金融工具

資產負債表外的金融工具是由本集團及本銀行在外匯、利率及股票市場進行期貨、遠期及掉期交易而產生。此等金融工具的會計方法要視乎交易為買賣用途、對沖風險或在資產及負債組合的管理工作中進行而定。

作買賣用途的交易按市價入賬，所引起損益的淨現值在適當遞延後，於損益賬內確認為買賣溢利或虧損。

用於對沖的交易是以其對沖的資產、負債或持倉淨額以相同之基準計值。任何損益均以相關資產、負債或持倉淨額所引起損益的相同基準確認。

在資產及負債組合的管理工作中進行的利率掉期交易均是獨立識別，因此產生的利息收入或支出必須跟與之對冲的資產負債表上項目的相關利息收入或支出抵銷。

交易的未實現收益按市價記入資產負債表的已扣除準備之貸款及其他賬項。交易的未實現虧損亦是按市價記入其他賬項及準備。

(u) 分部報告

一分部為集團可辨認的組成部分，而且從事提供服務所得的風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供服務(地區分部)。

(r) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Share Options

Options granted to employees over the Bank's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

(t) Off-balance Sheet Financial Instruments

Off-balance sheet financial instruments arise from futures, forward and swap transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

Transactions undertaken for dealing purposes are marked to market and the net present value of the gain or loss arising is recognised in the profit and loss account as dealing profits or losses, after appropriate deferrals for unearned credit margin and future servicing costs.

Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions which they are hedging. Any profit or loss is recognised on the same basis as that arising from the related assets, liabilities or positions.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items against which these transactions are hedged.

Unrealised profits on transactions which are marked to market are included in "Advances and other accounts less provisions" in the balance sheet. Unrealised losses on transactions which are marked to market are included in "Provisions and other accounts".

(u) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外，分部收入、支出、資產及負債是包括集團內部結餘，而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之價格轉移與給予外界人士的條款相同。

分部資本開支是用作收購估計可用期超過1年的分部資產的總成本。

(v) 有關連人士

在編製本賬項時，與本集團有關連人士是指本集團直接或間接地控制該人士的財務及經營決策，或可發揮重大影響力，相反亦如是；或本集團及該人士均受共同控制或在共同重大影響力下，有關連人士可以是個人或其他實體。

3. 會計政策變更

於是年內，本集團作了一些會計政策變更，有關影響總結如下。

(a) 股息

仍有待股東通過的擬派股息，以往是作為結算日後的應調整事項，因而本行擬派的股息在結算日時於本集團的資產負債表內計作負債，而附屬公司擬派的股息則在本行的損益賬計作收入。在採納《會計實務準則》第9號「結算日後事項」(修訂)時，擬派股息除非已獲通過，否則不會計作負債。此項會計政策變更是追溯應用的。因此，原列於2000年12月31日集團資產負債表內港幣637,000,000元的擬派末期股息，已重列在股東資金內的項目及記賬為截至2001年12月31日止年度已派股息。本集團的期初留存溢利因而作了前期調整。

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidated process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(v) Related Parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

3. Changes in Accounting Policies

In the current year, the Group made a number of changes in accounting policies and the result of which is summarised as follows.

(a) Dividends

Proposed dividends which were still subject to shareholders' approval were previously treated as post balance sheet adjusting events, thus being accrued as a liability in the Group's balance sheet at the balance sheet date for dividends declared by the Bank, and as income in the Bank's profit and loss account for dividends declared by subsidiaries. On adoption of SSAP 9 (revised) "Events after the balance sheet date", a proposed dividend is not so accrued until approval is obtained. This change in accounting policy has been applied retrospectively. As a result, the proposed final dividend of HK$637 million appearing in the Group's balance sheet as at 31st December 2000 was reclassified as an item in shareholders' funds and was recorded as a dividend paid for the year ended 31st December, 2001. Prior period adjustments on the opening balances of retained profits of the Group were made accordingly.

(b) 商譽

因購入附屬公司產生的商譽，以往是於一般儲備中註銷。在採納《會計實務準則》第30號「業務合併」後，所有商譽均已資本化，並以直線法根據其不逾20年的預計可用年期攤銷。所有已確定的商譽減值損失，會立時於損益賬確認為支出。詳情請參閱附註2 (l)。

《會計實務準則》第30號的要求是追溯應用的。於一般儲備中註銷的商譽已予重報，並以直線法根據其預計可用年期攤銷，因而使2000年及2001年，分別額外增加港幣16,000,000元，及港幣98,000,000元的商譽攤銷支出。2000年及2001年1月1日的期初承前留存溢利，分別減少港幣36,000,000元及港幣52,000,000元。

(c) 聯營公司投資

往年，聯營公司投資在綜合賬項中原是根據下列方法入賬，於綜合資產負債表內聯營公司投資是以成本減準備列示，聯營公司的業績及儲備，除所取股息外，並未計入綜合損益賬內。由於根據《會計實務準則》第31號「資產減值損失」規定對釐定聯營公司之可收回款項（詳載於附註2(m)）的要求，董事會認為採納權益會計法作為聯營公司投資（附註2(c)(ii)）的會計處理方法更為公平。權益會計法是追溯應用的，因而令2000年1月1日的承前留存溢利，增加港幣204,000,000元。由於集團分享聯營公司收益，2000年及2001年股東除息後應佔溢利分別增加港幣32,000,000元及港幣5,000,000元。因聯營公司留存溢利的外匯調整港幣2,000,000元已貸入2000年之留存溢利，而承前留存溢利於2001年1月1日則增加港幣238,000,000元。

(b) Goodwill

Goodwill arising on acquisition of subsidiaries was previously eliminated against general reserve. Subsequent to the adoption of SSAP 30 "Business combinations", any goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment loss identified will be recognised as an expense in the profit and loss account immediately. For details, please refer to Note 2(l).

The requirements of SSAP 30 have been applied retrospectively. Goodwill previously eliminated against general reserve is restated and amortised on a straight line basis over its estimated useful life, resulting in an additional amortisation of goodwill of HK$16 million and HK$98 million for 2000 and 2001 respectively. The opening balances of retained profits brought forward as at 1st January 2000 and 2001 are reduced by HK$36 million and HK$52 million respectively.

(c) *Investments in associates*

In prior years, investments in associates were accounted for in the consolidated accounts as follows. In the consolidated balance sheet, investments in associates were stated at cost less provisions, and in the consolidated profit and loss account, the results and reserves of associates were not incorporated except to the extent of dividends received. In light of the introduction of SSAP 31 "Impairment of assets" which sets out specific requirements for determining the recoverable amount of associates as detailed in Note 2(m), the Board of Directors considers that it is fairer for the Group to adopt the equity method to account for the results of associates (Note 2(c)(ii)). The equity method has been applied retrospectively. As a result, the retained profits brought forward as at 1st January, 2000 increased by HK$204 million. The profit attributable to shareholders for 2000 and 2001 increased by HK$32 million and HK$5 million respectively due to the Group's share of associates' results for the year after dividends. HK$2 million was also credited to the retained profits for 2000 due to the exchange adjustment of the associates' retained profits. The retained profits brought forward as at 1st January, 2001 increased by HK$238 million.

4. 非利息收入 / 4. Non-interest Income

		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
(a) 其他營業收入	(a) Other Revenue		
上市證券的股息收入	Dividend income from listed equities	**15,942**	8,489
非上市證券的股息收入	Dividend income from unlisted equities	**5,811**	3,796
收費及佣金淨額	Net fees and commissions	**1,004,228**	763,317
物業租金淨收入	Net rental income on properties	**57,367**	49,495
保險業務淨收入	Net revenue from insurance activities	**62,355**	50,297
其他	Others	**74,660**	72,811
		1,220,363	948,205
(b) 其他淨收入	(b) Other Net Income		
外幣交易所得溢利	Profit on dealing in foreign currencies	**87,342**	69,432
其他證券投資(虧損)/溢利	(Loss) /profit on other investments in securities	**(119,593)**	87,449
其他交易活動溢利	Profit on other dealing activities	**1,811**	306
確認員工退休金盈餘	Surplus of staff retirement fund recognised	**—**	136,070
其他	Others	**44,644**	33,069
		14,204	326,326
非利息收入總額	Total non-interest income	**1,234,567**	1,274,531

5. 經營支出 / 5. Operating Expenses

		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
退休金供款	Pension contributions	**91,260**	67,746
薪金及其他員工成本	Salary and other staff costs	**1,194,228**	923,091
員工成本總額	Total staff costs	**1,285,488**	990,837
行址及設備支出	Premises and equipment expenses	**319,739**	254,023
固定資產折舊	Depreciation on fixed assets	**205,896**	170,395
商譽攤銷	Amortisation of goodwill	**98,064**	15,789
核數師酬金	Audit fee	**4,834**	7,904
其他經營支出	Other operating expenses	**946,747**	659,804
		2,860,768	2,098,752

6. 壞賬及呆賬支出 / 6. Charge for Bad and Doubtful Debts

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
壞賬及呆賬準備 — 特殊	Bad debts provision - Specific	**481,989**	597,736
— 一般	- General	**210,218**	109,050
撇銷額	Bad debts written off	**13,581**	12,902
其他呆壞賬支出	Other bad debts charges	**70,352**	71,719
呆壞賬支出收回	Bad debts charges recovered	**(343,755)**	(110,793)
		432,385	680,614

7. 年度內除稅前溢利

是年除稅前溢利經已貸記／(扣除)：

7. Profit for the Year before Taxation

Profit for the year before taxation is arrived at after crediting / (charging):

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
出售持至到期債務證券所得淨溢利	Net profit on disposal of held-to-maturity debt securities	**23,019**	14,499
聯營公司減值損失回撥／(增撥)	Write-back of / (increase in) impairment loss on associates	**8,860**	(43,130)

8. 稅項

8. Taxation

		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
香港利得稅準備	Provision for Hong Kong profits tax	**3,769**	111,020
海外稅項	Overseas taxation	**45,659**	54,499
遞延稅項(附註26)	Deferred taxation (Note 26)	**221,444**	116,665
應佔聯營公司稅項	Share of associates' taxation	**8,247**	7,357
		279,119	289,541

香港利得稅準備是以該年度預計應課稅溢利按稅率16%(2000年：16%)計算。海外公司及附屬公司的稅款亦按其經營所在國家現行稅率計算。

The provision for Hong Kong profits tax is calculated at 16% (2000 : 16%) of the estimated assessable profits for the year. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

9. 本年度除稅後溢利

本年度錄得的綜合溢利，其中港幣1,481,594,000元(2000年重報：港幣1,527,390,000元)已計入銀行賬項內。

9. Profit for the Year after Taxation

Of the consolidated profit for the year, HK$1,481,594,000 (2000 restated : HK$1,527,390,000) has been dealt with in the accounts of the Bank.

10. 股息

10. Dividends

		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
核准及派發1,414,778,132股每股港幣0.45元2000年末期股息（2000年重報：1,393,125,553股每股港幣0.38元1999年末期股息）	2000 final dividend of HK$0.45 per share on 1,414,778,132 shares, approved and paid (2000 restated：1999 final dividend of HK$0.38 per share on 1,393,125,553 shares)	**636,650**	529,388
派發在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣0.45元的末期股息（2000年：每股港幣0.38元）	Final dividend of HK$0.45 (2000：HK$0.38 per share) per share paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of Register of Members of the Bank	**1,821**	421
派發1,430,617,237股每股港幣0.21元的中期股息（2000年：1,406,256,964股每股港幣0.20元）	Interim dividend paid of HK$0.21 per share on 1,430,617,237 shares (2000：HK$0.20 per share on 1,406,256,964 shares)	**300,430**	281,252
		938,901	811,061
在結算日以後擬派但在該日仍未確認為負債的末期股息1,433,484,586股每股港幣0.33元（2000年：1,414,778,132股每股港幣0.45元）。	Final dividend of HK$0.33 per share on 1,433,484,586 shares (2000：HK$0.45 per share on 1,414,778,132 shares) proposed after the balance sheet date, not recognised as a liability at the balance sheet date.	**473,050**	636,650

11. 每股盈利

11. Earnings Per Share

(a) 基本每股盈利

基本每股盈利乃按照溢利港幣1,599,806,000元（2000年重報：港幣1,887,078,000元）及年內已發行股份的加權平均數1,428,057,773股（2000年：1,404,239,697股）計算。

(a) Basic earnings per share

The calculation of basic earnings per share is based on earnings of HK$1,599,806,000 (2000 restated：HK$1,887,078,000) and on the weighted average of 1,428,057,773 (2000：1,404,239,697) shares outstanding during the year.

(b) 攤薄每股盈利

2001年的攤薄每股盈利乃按照溢利港幣1,599,806,000元（2000年重報：港幣1,887,078,000元）及年內加權平均數1,431,632,696股普通股（2000年：1,409,280,781股）計算，並就所有潛在攤薄每股盈利的股份予以調整。

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on earnings of HK$1,599,806,000 (2000 restated：HK$1,887,078,000) and on 1,431,632,696 (2000：1,409,280,781) ordinary shares, being weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

		2001 股份數目 Number of shares of 每股港幣 HK$2.50 each	2000 股份數目 Number of shares of 每股港幣 HK$2.50 each
計算基本每股盈利的股份加權平均數	Weighted average number of shares used in calculating basic earnings per share	**1,428,057,773**	1,404,239,697
被視為已發行的無代價普通股	*Deemed issue of ordinary shares for no consideration*	**3,574,923**	5,041,084
計算攤薄每股盈利的股份加權平均數	Weighted average number of shares used in calculating diluted earnings per share	**1,431,632,696**	1,409,280,781

(c) 現金每股盈利

現金每股盈利乃按照基本每股盈利，經調整商譽攤銷後計算。此項附加資料被視為有助顯示業務表現的補充資料。

(c) Cash earnings per share

The calculation of cash earnings per share is based on basic earnings per share adjusted for goodwill amortised for the year. This supplementary information is considered a useful additional indication of performance.

12. 董事酬金

12. Directors' Remuneration

根據香港《公司條例》第161條規定公布董事酬金如下：

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
袍金	Fees	**1,279**	1,141
薪金及其他酬金	Salaries and other emoluments	**13,000**	9,001
表現獎勵花紅	Performance-related bonuses	**13,941**	23,147
退休金供款	Pension contributions	**1,200**	430
		29,420	33,719

除上述酬金外，執行董事更根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」內。

In addition to the above remuneration, Executive Directors were granted share options under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors.

董事酬金的金額範圍如下：

The remuneration of the Directors is within the following bands:

港幣 HK$	2001 董事人數 Number of directors	2000 董事人數 Number of directors
0 - 1,000,000	**14**	11
5,000,001 - 5,500,000	**2**	—
5,500,001 - 6,000,000	**—**	2
18,000,001 - 18,500,000	**1**	—
21,000,001 - 21,500,000	**—**	1

13. 5名薪酬最高的僱員

13. Five Top-paid Employees

5名薪酬最高的僱員中包括執行董事，根據《香港聯合交易所證券上市規則》的規定，此等僱員的薪酬公布如下：

The remuneration of the five top-paid employees, including Executive Directors, disclosed pursuant to the Listing Rules of The Stock Exchange of Hong Kong Limited is as follows:

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
薪金及其他酬金	Salaries and other emoluments	**17,700**	12,925
表現獎勵花紅	Performance-related bonuses	**14,878**	24,516
退休金供款	Pension contributions	**1,575**	686
		34,153	38,127

5名薪酬最高的僱員的金額範圍如下：

The remuneration of the five top-paid employees is within the following bands:

	2001 僱員人數 Number of employees	2000 僱員人數 Number of employees
港幣 HK$		
2,500,001 - 3,000,000	**1**	2
3,000,001 - 3,500,000	**1**	—
5,000,001 - 5,500,000	**2**	—
5,500,001 - 6,000,000	—	2
17,500,001 - 18,000,000	**1**	—
21,000,001 - 21,500,000	—	1

14. 分部報告

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式，故此採用此業務分部資料為基本報告形式。

(a) 業務分部

本集團經營以下主要業務分部：

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣服務、網上證券買賣服務及資產管理。

其他業務包括銀行保險、與地產有關的業務、企業服務、公司秘書服務、股分登記及商業服務，以及離岸企業及信託服務。

未分類的業務項目主要包括中央管理層、銀行行址，以及其他未能合理分配予特定業務分部的業務活動。

14. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments

The Group comprises the following main business segments:

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services, and asset management.

Other businesses include bancassurance, insurance business, property-related business, corporate services, company secretarial services, share registration and business services, and offshore corporate and trust services.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

		個人銀行 Personal Banking 港幣千元 HK$'000	企業銀行 Corporate Banking 港幣千元 HK$'000	投資銀行 Investment Banking 港幣千元 HK$'000	2001 其他 Others 港幣千元 HK$'000	未分類 Unallocated 港幣千元 HK$'000	分部間之交易抵銷 Inter-segment elimination 港幣千元 HK$'000	綜合總額 Consolidated 港幣千元 HK$'000
集團	**The Group**							
淨利息收入	Net interest income	2,675,647	737,510	560,649	20,764	(17,152)	—	3,977,418
源自外界客戶的其他經營收入	Other operating income from external customers	485,488	286,156	73,553	325,987	63,383	—	1,234,567
分部間之交易收入	Inter-segment income	17,462	63,613	239	—	142,819	(224,133)	—
經營收入總額	Total operating income	3,178,597	1,087,279	634,441	346,751	189,050	(224,133)	5,211,985
已扣除準備的經營溢利	Operating profit after provisions	1,298,760	640,707	232,734	64,246	(317,615)	—	1,918,832
分部間之交易	Inter-segment transactions	191,019	(57,528)	4,748	—	(138,239)	—	—
經營利潤	Contribution from operations	1,489,779	583,179	237,482	64,246	(455,854)	—	1,918,832
本年減值損失回撥/(增加)	Write-back of / (increase in) impairment loss for the year	—	16,996	(502)	(3,412)	(4,222)	—	8,860
應佔聯營公司溢利減虧損	Share of profits less losses of associates	(13)	1,772	37,061	(51,561)	—	—	(12,741)
其他未分類的收入及支出	Other unallocated income and expenses							(24,095)
除稅前溢利	Profit before taxation							1,890,856
稅項	Taxation							(279,119)
少數股東權益	Minority interests							(11,931)
股東應佔溢利	Profit attributable to shareholders							1,599,806
年度內折舊	Depreciation for the year	(91,832)	(29,035)	(16,284)	(12,436)	(56,309)	—	(205,896)
商譽攤銷	Amortisation of goodwill	—	—	—	(6,240)	(91,824)	—	(98,064)
分部資產	Segment assets	69,058,591	37,977,985	66,309,450	1,386,969	12,096	—	174,745,091
聯營公司投資	Investments in associates	9,417	274,252	71,625	253,290	—	—	608,584
未分類資產	Unallocated assets							6,411,258
資產總額	Total assets							181,764,933
分部負債	Segment liabilities	100,863,711	39,953,040	14,070,742	—	—	—	154,887,493
未分類負債	Unallocated liabilities							4,339,724
負債總額	Total liabilities							159,227,217
年度內資本開支	Capital expenditure incurred during the year	86,175	57,640	1,629	26,117	168,548	—	340,109

		2000 重報 Restated						
		個人銀行 Personal Banking 港幣千元 HK$'000	企業銀行 Corporate Banking 港幣千元 HK$'000	投資銀行 Investment Banking 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	未分類 Unallocated 港幣千元 HK$'000	分部間之交易抵銷 Inter-segment elimination 港幣千元 HK$'000	綜合總額 Consolidated 港幣千元 HK$'000
集團	**The Group**							
淨利息收入	Net interest income	2,330,736	817,313	39,092	20,506	487,683	—	3,695,330
源自外界客戶的其他經營收入	Other operating income from external customers	407,869	235,349	183,769	311,710	135,834	—	1,274,531
分部間之交易收入	Inter-segment income	20,906	83,348	269	—	144,140	(248,663)	—
經營收入總額	Total operating income	2,759,511	1,136,010	223,130	332,216	767,657	(248,663)	4,969,861
已扣除準備的經營溢利	Operating profit after provisions	1,336,731	387,486	(54,743)	128,450	392,571	—	2,190,495
分部間之交易	Inter-segment transactions	211,819	(76,554)	5,090	—	(140,355)	—	—
經營利潤	Contribution from operations	1,548,550	310,932	(49,653)	128,450	252,216	—	2,190,495
本年減值損失增加	Increase in impairment loss for the year	—	(43,130)	—	—	—	—	(43,130)
應佔聯營公司溢利減虧損	Share of profits less losses of associates	(1,351)	33,115	2,913	17,201	—	—	51,878
其他未分類的收入及支出	Other unallocated income and expenses							(18,496)
除税前溢利	Profit before taxation							2,180,747
税項	Taxation							(289,541)
少數股東權益	Minority interests							(4,128)
股東應佔溢利	Profit attributable to shareholders							1,887,078
年度內折舊	Depreciation for the year	(80,508)	(17,564)	(11,433)	(6,774)	(54,116)	—	(170,395)
商譽攤銷	Amortisation of goodwill	—	—	—	(2,143)	(13,646)	—	(15,789)
分部資產	Segment assets	68,246,818	35,059,049	67,433,630	1,259,014	(19,306)	—	171,979,205
聯營公司投資	Investments in associates	5,429	278,691	55,373	350,715	20,418	—	710,626
未分類資產	Unallocated assets							6,478,419
資產總額	Total assets							179,168,250
分部負債	Segment liabilities	104,749,719	33,997,531	15,395,781	—	—	—	154,143,031
未分類負債	Unallocated liabilities							4,937,100
負債總額	Total liabilities							159,080,131
年度內資本開支	Capital expenditure incurred during the year	149,623	76,524	67,359	32,187	662,664	—	988,357

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

2001

		香港 Hong Kong 港幣千元 HK$'000	中國 People's Republic of China 港幣千元 HK$'000	其他亞洲國家 Other Asian Countries 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	分部間之交易抵銷 Inter-segment elimination 港幣千元 HK$'000	綜合總額 Consolidated 港幣千元 HK$'000
集團	**The Group**						
源自外界客戶的經營收入	Operating income from external customers	**4,415,205**	**352,650**	**144,560**	**299,570**	**—**	**5,211,985**
資產總額	Total assets	**162,843,922**	**11,988,382**	**12,290,207**	**28,438,366**	**(33,795,944)**	**181,764,933**
年度內資本開支	Capital expenditure during the year	**141,115**	**173,142**	**1,482**	**24,370**	**—**	**340,109**

2000 重報 Restated

		香港 Hong Kong 港幣千元 HK$'000	中國 People's Republic of China 港幣千元 HK$'000	其他亞洲國家 Other Asian Countries 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	分部間之交易抵銷 Inter-segment elimination 港幣千元 HK$'000	綜合總額 Consolidated 港幣千元 HK$'000
集團	**The Group**						
源自外界客戶的經營收入	Operating income from external customers	4,180,179	383,777	144,122	261,783	—	4,969,861
資產總額	Total assets	162,971,558	11,039,103	11,290,220	23,448,173	(29,580,804)	179,168,250
年度內資本開支	Capital expenditure during the year	966,877	10,509	1,973	8,998	—	988,357

15. 現金及短期資金

15. Cash and Short-term Funds

		集團 The Group 2001 港幣千元 HK$'000	集團 The Group 2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	銀行 The Bank 2000 港幣千元 HK$'000
現金及在銀行和其他金融機構的結存	Cash and balances with banks and other financial institutions	**1,524,229**	1,449,002	**1,334,996**	1,218,983
通知及短期存款	Money at call and short notice	**38,711,780**	40,992,098	**32,481,140**	33,920,612
國庫債券	Treasury bills	**3,524,578**	3,599,664	**3,474,646**	3,463,934
		43,760,587	46,040,764	**37,290,782**	38,603,529

16. 證券投資

16. Investments in Securities

(a) 其他證券投資

(a) Other investments in securities

		集團 The Group		銀行 The Bank	
		2001	2000	**2001**	2000
		港幣千元 HK$'000	港幣千元 HK$'000	**港幣千元 HK$'000**	港幣千元 HK$'000
上市	Listed				
一 在香港	- in Hong Kong				
股份證券	equity securities	**324,623**	443,557	**296,664**	406,994
債務證券	debt securities	**36,492**	44,817	**20,458**	20,370
一 在香港以外地區	- outside Hong Kong				
股份證券	equity securities	**84,774**	165,480	**66,339**	137,476
債務證券	debt securities	**970,343**	611,395	**717,981**	553,742
		1,416,232	1,265,249	**1,101,442**	1,118,582
非上市	Unlisted				
股份證券	equity securities	**45,984**	21,712	**38,213**	12,562
債務證券	debt securities	**2,688,002**	1,503,130	**2,602,495**	1,487,826
		2,733,986	1,524,842	**2,640,708**	1,500,388
		4,150,218	2,790,091	**3,742,150**	2,618,970
股份證券	Equity securities	**455,381**	630,749	**401,216**	557,032
債務證券(附註25)	Debt securities (Note 25)	**3,694,837**	2,159,342	**3,340,934**	2,061,938
		4,150,218	2,790,091	**3,742,150**	2,618,970
上市證券市值	Market value of listed securities				
一 股份證券	- equity securities	**409,397**	609,037	**363,003**	544,470
一 債務證券	- debt securities	**1,006,835**	656,212	**738,439**	574,112
		1,416,232	1,265,249	**1,101,442**	1,118,582
發行機構：	Issued by:				
一 中央政府和中央銀行	- Central governments and central banks	**196,553**	184,035	**180,897**	168,393
一 公營機構	- Public sector entities	**825,531**	286,199	**760,139**	279,484
一 銀行及其他金融機構	- Banks and other financial institutions	**1,425,729**	559,838	**1,304,303**	511,148
一 企業	- Corporate entities	**1,542,149**	1,705,763	**1,469,350**	1,624,947
一 其他	- Others	**160,256**	54,256	**27,461**	34,998
		4,150,218	2,790,091	**3,742,150**	2,618,970

(b) 持至到期的債務證券(附註25)　(b) Held-to-maturity debt securities (Note 25)

	集團 The Group 2001 港幣千元 HK$'000	集團 The Group 2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	銀行 The Bank 2000 港幣千元 HK$'000
上市 Listed				
一 在香港 - in Hong Kong	**55,988**	91,262	**—**	—
一 在香港以外地區 - outside Hong Kong	**1,076,639**	1,132,577	**867,644**	761,446
	1,132,627	1,223,839	**867,644**	761,446
非上市 Unlisted	**1,301,234**	1,578,265	**783,831**	526,896
	2,433,861	2,802,104	**1,651,475**	1,288,342
上市證券市值 Market value of listed securities	**1,149,710**	1,178,439	**877,467**	725,789
發行機構: Issued by:				
一 中央政府和中央銀行 - Central governments and central banks	**29,827**	33,830	**18,121**	18,237
一 公營機構 - Public sector entities	**127,021**	—	**—**	—
一 銀行及其他金融機構 - Banks and other financial institutions	**835,018**	1,450,284	**626,329**	701,621
一 企業 - Corporate entities	**1,441,995**	1,317,990	**1,007,025**	568,484
	2,433,861	2,802,104	**1,651,475**	1,288,342

(c) 投資證券　(c) Investment securities

	集團 The Group 2001 港幣千元 HK$'000	集團 The Group 2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	銀行 The Bank 2000 港幣千元 HK$'000
非上市 Unlisted				
一 股份證券 - equity securities	**181,141**	188,394	**134,226**	132,044
一 債務證券(附註25) - debt securities (Note 25)	**20,205**	17,401	**9,592**	6,180
	201,346	205,795	**143,818**	138,224
發行機構: Issued by:				
一 中央政府和中央銀行 - Central governments and central banks	**12,398**	8,112	**—**	—
一 銀行及其他金融機構 - Banks and other financial institutions	**403**	—	**—**	—
一 企業 - Corporate entities	**105,829**	143,910	**67,454**	85,511
一 其他 - Others	**82,716**	53,773	**76,364**	52,713
	201,346	205,795	**143,818**	138,224

17. 已扣除準備之貸款及其他賬項 17. Advances and Other Accounts less Provisions

(a) 客戶貸款及其他賬項 (a) Advances to customers and other accounts

		集團 The Group 2001 港幣千元 HK$'000	集團 The Group 2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	銀行 The Bank 2000 港幣千元 HK$'000
客戶貸款 (附註25)	Advances to customers (Note 25)	**108,174,562**	103,993,959	**89,475,189**	81,530,803
銀行及其他金融機構貸款 (附註25)	Advances to banks and other financial institutions (Note 25)	**560,649**	510,625	**560,649**	510,625
應計利息及其他賬項	Accrued interest and other accounts	**3,037,584**	3,058,343	**3,687,602**	3,751,594
		111,772,795	107,562,927	**93,723,440**	85,793,022
減：壞賬及呆賬準備	Less: Provisions for bad and doubtful debts				
－特殊	- Specific	**601,150**	671,226	**437,679**	520,695
－一般	- General	**1,320,087**	1,270,573	**1,029,791**	953,710
		109,851,558	105,621,128	**92,255,970**	84,318,617

(b) 2001年貸款及其他賬項的準備 (b) Provision against advances and other accounts for 2001

集團 The Group

		客戶貸款及其他賬項 Advances to customers and other accounts 特殊 Specific 港幣千元 HK$'000	客戶貸款及其他賬項 Advances to customers and other accounts 一般 General 港幣千元 HK$'000	貿易票據及其他 Trade bills and others 特殊 Specific 港幣千元 HK$'000	貿易票據及其他 Trade bills and others 一般 General 港幣千元 HK$'000	總額 Total 特殊 Specific 港幣千元 HK$'000	總額 Total 一般 General 港幣千元 HK$'000	懸欠利息 * Suspended Interest * 港幣千元 HK$'000
1月1日	At 1st January	671,226	1,270,573	—	4,787	671,226	1,275,360	741,039
記入損益賬的新準備	New provisions charged to profit and loss account	739,767	328,133	339	2,156	740,106	330,289	—
撥回損益賬的準備	Provisions released back to profit and loss account	(517,715)	(116,468)	(224)	(3,603)	(517,939)	(120,071)	—
撇銷額	Amounts written off	(638,055)	(156,643)	(339)	—	(638,394)	(156,643)	(495,408)
收回額	Recoveries	343,531	—	224	—	343,755	—	—
年內懸欠利息	Interest suspended during the year	—	—	—	—	—	—	424,329
懸欠利息收回	Suspended interest recovered	—	—	—	—	—	—	(101,827)
經收購附屬公司的增置	Additions through acquisition of subsidiaries	727	4,390	—	—	727	4,390	651
其他變動	Other movements	5,598	(5,126)	—	(60)	5,598	(5,186)	—
匯兌調整	Exchange adjustments	(3,929)	(4,772)	—	(131)	(3,929)	(4,903)	(2,138)
12月31日	At 31st December	601,150	1,320,087	—	3,149	601,150	1,323,236	566,646

		銀行 The Bank						
		客戶貸款及其他賬項 Advances to customers and other accounts		貿易票據及其他 Trade bills and others		總額 Total		懸欠利息* Suspended Interest*
		特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	港幣千元 HK$'000
1月1日	At 1st January	520,695	953,710	—	4,445	520,695	958,155	556,677
經與中國聯合銀行合併的增置	Addition through merger with UCB	12,026	42,015	—	—	12,026	42,015	23,529
記入損益賬的新準備	New provisions charged to profit and loss account	579,207	264,439	44,759**	1,876	623,966	266,315	—
撥回損益賬的準備	Provisions released back to profit and loss account	(457,006)	(112,344)	(224)	(3,278)	(457,230)	(115,622)	—
撇銷額	Amounts written off	(530,218)	(113,148)	(339)	—	(530,557)	(113,148)	(361,441)
收回額	Recoveries	316,755	—	224	—	316,979	—	—
年內懸欠利息	Interest suspended during the year	—	—	—	—	—	—	389,445
懸欠利息收回	Suspended interest recovered	—	—	—	—	—	—	(91,076)
其他變動	Other movements	—	(739)	—	(59)	—	(798)	—
匯兑調整	Exchange adjustments	(3,780)	(4,142)	—	(132)	(3,780)	(4,274)	(2,133)
12月31日	At 31st December	437,679	1,029,791	44,420	2,852	482,099	1,032,643	515,001

*** 已包括為一家附屬公司欠款提撥港幣44,420,000元之準備。*

*** Included a provision for an amount due from a subsidiary of HK$44,420,000.*

2000年貸款及其他賬項的準備

Provision against advances and other accounts for 2000

		集團 The Group						
		客戶貸款及其他賬項 Advances to customers and other accounts		貿易票據及其他 Trade bills and others		總額 Total		懸欠利息* Suspended Interest*
		特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	港幣千元 HK$'000
1月1日	At 1st January	2,398,805	1,199,573	4,513	3,981	2,403,318	1,203,554	539,759
記入損益賬的新準備	New provisions charged to profit and loss account	860,683	134,020	10,391	1,344	871,074	135,364	—
撥回損益賬的準備	Provisions released back to profit and loss account	(288,559)	(25,508)	(10,951)	(806)	(299,510)	(26,314)	—
撇銷額	Amounts written off	(2,619,892)	(56,414)	(5,171)	—	(2,625,063)	(56,414)	(356,361)
收回額	Recoveries	109,592	1,957	1,201	—	110,793	1,957	—
年內懸欠利息	Interest suspended during the year	—	—	—	—	—	—	598,245
懸欠利息收回	Suspended interest recovered	—	—	—	—	—	—	(194,832)
經收購附屬公司的增置	Additions through acquisition of subsidiaries	61,998	176,763	—	342	61,998	177,105	156,403
其他變動	Other movements	149,584	(156,410)	—	—	149,584	(156,410)	—
匯兑調整	Exchange adjustments	(985)	(3,408)	17	(74)	(968)	(3,482)	(2,175)
12月31日	At 31st December	671,226	1,270,573	—	4,787	671,226	1,275,360	741,039

		銀行 The Bank 客戶貸款及其他賬項 Advances to customers and other accounts 特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	貿易票據及其他 Trade bills and others 特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	總額 Total 特殊 Specific 港幣千元 HK$'000	一般 General 港幣千元 HK$'000	懸欠利息* Suspended Interest* 港幣千元 HK$'000
1月1日	At 1st January	2,205,796	1,096,110	4,513	3,981	2,210,309	1,100,091	499,347
記入損益賬的新準備	New provisions charged to profit and loss account	808,567	103,741	10,391	1,344	818,958	105,085	—
撥回損益賬的準備	Provisions released back to profit and loss account	(273,472)	(25,196)	(10,951)	(806)	(284,423)	(26,002)	—
撇銷額	Amounts written off	(2,470,576)	(56,414)	(5,171)	—	(2,475,747)	(56,414)	(320,940)
收回額	Recoveries	101,082	1,957	1,201	—	102,283	1,957	—
年內懸欠利息	Interest suspended during the year	—	—	—	—	—	—	563,810
懸欠利息收回	Suspended interest recovered	—	—	—	—	—	—	(183,519)
其他變動	Other movements	149,682	(163,311)	—	—	149,682	(163,311)	—
匯兌調整	Exchange adjustments	(384)	(3,177)	17	(74)	(367)	(3,251)	(2,021)
12月31日	At 31st December	520,695	953,710	—	4,445	520,695	958,155	556,677

*僅與客戶貸款及其他賬項相關

*Relating only to Advances to customers and other accounts

(c) 利息撥入暫記賬或已停止累計利息的貸款

(c) Advances on which interest is being placed in suspense or on which interest accrual has ceased

		集團 The Group 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
客戶貸款總額	Gross advances to customers	**3,320,032**	3,745,208	**2,974,193**	3,345,388
佔客戶貸款總額百分比	As percentage of total advances to customers	**3.07%**	3.60%	**3.32%**	4.10%
特殊準備	Specific provisions	**490,414**	550,197	**436,890**	484,926
懸欠利息	Suspended interest	**566,646**	741,039	**515,001**	556,677

18. 客戶貸款 - 融資租賃及租購合約的淨投資額

18. Advances to Customers - Net Investment in Finance Leases and Hire Purchase Contracts

本項目包括以融資租賃及具融資租賃性質租購合約所租出的設備。

Advances to customers include equipment leased under finance leases and hire purchase contracts having the characteristics of finance leases.

根據融資租賃及租購合約應收的最低租賃付款總額，及其現值如下：

The total minimum lease payments receivable under finance leases and hire purchase contracts, and their present values are as follows:

		2001 最低租賃付款現值 Present value of the minimum lease payments 港幣千元 HK$'000	2001 相關未來利息收入 Interest income relating to future periods 港幣千元 HK$'000	2001 最低租賃付款總額 Total minimum lease payments 港幣千元 HK$'000	2000 最低租賃付款現值 Present value of the minimum lease payments 港幣千元 HK$'000	2000 相關未來利息收入 Interest income relating to future periods 港幣千元 HK$'000	2000 最低租賃付款總額 Total minimum lease payments 港幣千元 HK$'000
集團	**The Group**						
應收賬款：	Amounts receivable:						
1年以內	Within one year	**493,561**	**140,265**	**633,826**	393,925	233,317	627,242
1年以後至5年內	After one year but within five years	**1,040,545**	**349,550**	**1,390,095**	968,749	621,160	1,589,909
5年以後	After five years	**1,664,521**	**440,887**	**2,105,408**	1,337,227	933,887	2,271,114
		3,198,627	**930,702**	**4,129,329**	2,699,901	1,788,364	4,488,265
壞賬及呆賬準備	Provisions for bad and doubtful debts	**4,262**			5,871		
融資租賃及租購合約的淨投資額*	Net investment in finance leases and hire purchase contracts*	**3,194,365**			2,694,030		

* 此金額視作應收賬計入資產負債表，但並無累計未來相關的利息收入。

* This is the amount that is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

集團購入用作以融資租賃及租購合約出租資產的成本分別為港幣407,519,000元(2000年：港幣291,937,000元)及港幣4,381,571,000元(2000年：港幣4,027,443,000元)。

The cost of assets acquired by the Group for the purpose of letting under finance leases and hire purchase contracts amounted to HK$407,519,000 (2000 : HK$291,937,000) and HK$4,381,571,000 (2000 : HK$4,027,443,000) respectively.

19. 附屬公司投資

19. Investments in Subsidiaries

		銀行 The Bank 2001 港幣千元 HK$'000	銀行 The Bank 2000 港幣千元 HK$'000
上市股份(原值)	Unlisted shares, at cost	**6,025,563**	6,730,090
減：減值損失	Less: impairment loss	**(47,265)**	(8,365)
		5,978,298	6,721,725

收購附屬公司：

於2000年年底，本集團收購第一太銀控股有限公司84.55%的權益，並於2001年4月完成收購該公司100%的股權。第一太銀控股有限公司為持有第一太平銀行的控股公司，而第一太平銀行則為提供銀行服務。.

本集團另於2001年8月14日購入美國加州的大興銀行，作價為港幣 272,913,000元（35,000,000美元）。大興銀行主要為亞裔社群提供服務，是一家提供全面服務的商業銀行，主要為美國加州個人及中小型企業提供出入口貿易融資服務。

此外，本集團於2001年6月30日購入雅柏勤證券登記有限公司60.1%的實際權益，作價為港幣18,960,000元。雅柏勤證券登記有限公司提供企業服務，包括證券登記及其他商業服務。

Acquisition of subsidiaries:

At the end of 2000, the Group acquired up to 84.55% of FPB Bank Holding Company Limited, and completed the acquisition of 100% shareholding in April 2001. FPB Bank Holding Company Limited is a company holding First Pacific Bank Limited, which is engaged in the provision of banking services.

The Group acquired 100% interest in Grand National Bank in California on 14th August, 2001 for a cost of HK$272,913,000 (US$35,000,000). Grand National Bank, which focuses on the Asian community, is a full service commercial bank specialising in import and export trade financing to individuals and small to medium size businesses in Southern California, the United States.

The Group also acquired an effective interest of 60.1% in Abacus Share Registrars Limited on 30th June, 2001 for a cost of HK$18,960,000. Abacus Share Registrars Limited is engaged in the provision of corporate services including share registration and other business services.

此等公司的詳情如下 Details of these companies are as follows:-

附屬公司 Subsidiaries

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	本集團所佔權益 The Group	業務性質 Nature of business
雅柏勤證券登記有限公司 Abacus Share Registrars Limited	香港 Hong Kong	港幣 HK$20 元		60.1%	證券登記服務 Share registrar services
東亞銀行(信託)有限公司 Bank of East Asia (Trustees) Limited	香港 Hong Kong	港幣 HK$150,000,000 元	100%		信託服務 Trustee
BEA Pacific Bank (Vanuatu) Limited (前 formerly FP Bank (Vanuatu) Limited)	瓦努瓦圖 Vanuatu	US$100,000 美元		100%	離岸銀行 Offshore banking
BEA Pacific Holding Company Limited (前第一太銀控股有限公司) (formerly FPB Bank Holding Company Limited)	百慕達 Bermuda	港幣 HK$1,248,000,000 元	100%		投資控股公司 Investment holding company
BEA Pacific Limited (前 formerly FPB Asia Limited)	香港 Hong Kong	US$13,000,000 美元		100%	投資控股 Investment holding
BEA Pacific Nominee Limited (前 formerly FPB Nominee Limited)	香港 Hong Kong	港幣 HK$10,000 元		100%	受託代管、信託及有關服務 Nominees, trustees and other related services
Becmac Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	股東代名人 Nominee shareholder
Best Cyber Limited	香港 Hong Kong	港幣 HK$2 元		100%	不活躍 Dormant
藍十字(亞太)保險有限公司 Blue Cross (Asia-Pacific) Insurance Limited	香港 Hong Kong	港幣 HK$181,000,000 元 * 港幣 HK$8,000,000 元 **	100%		保險 Insurance
Camceb Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	股東代名人 Nominee shareholder
Cane Garden Bay Limited	英屬處女羣島 BVI	US$1,000 美元		100%	受託代管服務 Nominee services
Cheam Holdings Limited	英屬處女羣島 BVI	US$1 美元		60.1%	董事及股東代名人 Nominee director and shareholder
Cheam Nominees Limited	英屬處女羣島 BVI	US$1 美元		60.1%	董事及股東代名人 Nominee director and shareholder
EA China Finance Limited	英屬處女羣島 BVI	US$2,350,000 美元		100%	投資控股 Investment holding

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	本集團所佔權益 The Group	業務性質 Nature of business
EA Nominees Limited	香港 Hong Kong	港幣 HK$1,000 元		100%	投資控股 Investment holding
EA Securities Limited	香港 Hong Kong	港幣 HK$2 元		100%	投資控股 Investment holding
東亞資產管理有限公司 East Asia Asset Management Company Limited	香港 Hong Kong	港幣 HK$10,000,000 元	100%		資產管理 Asset management
East Asia Corporate Services (BVI) Limited	英屬處女羣島 BVI	US$250,000 美元	100%		企業服務 Corporate services
East Asia Corporate Services (Nominees) Ltd.	英屬處女羣島 BVI	US$1,000 美元		100%	受託代管服務 Nominee services
東亞授信有限公司 East Asia Credit Company Limited	香港 Hong Kong	港幣 HK$75,000,000 元	100%		一般金融服務 General financial services
東亞設施管理有限公司 East Asia Facility Management Limited	香港 Hong Kong	港幣 HK$10,000 元		100%	設施管理 Facility management
東亞財務有限公司 East Asia Finance Company, Limited	香港 Hong Kong	港幣 HK$100,000,000 元	100%		一般金融服務 General financial services
East Asia Financial Holding (BVI) Limited	英屬處女羣島 BVI	US$1 美元	100%		後償票據發行人 Issuer of subordinated notes
East Asia Financial Services (BVI) Ltd.	英屬處女羣島 BVI	US$14,470,000 美元	100%		投資控股 Investment holding
東亞期貨有限公司 East Asia Futures Limited	香港 Hong Kong	港幣 HK$7,000,000 元	100%		期權及期貨買賣 Options and futures trading
East Asia Holding Company, Inc.	美國 U.S.A.	US$5 美元	100%		控股公司 Holding company
East Asia Holdings (BVI) Limited	英屬處女羣島 BVI	US$2 美元		100%	受託代管服務 Nominee services
East Asia Indonesian Holdings Ltd.	毛里裘斯 Mauritius	US$2 美元		100%	投資控股 Investment holding
東亞保險經紀有限公司 East Asia Insurance Brokers Limited	香港 Hong Kong	港幣 HK$1,000,000 元	100%		保險經紀 Insurance broking
東亞投資控股有限公司 East Asia Investment Holdings Limited	香港 Hong Kong	港幣 HK$100,000,000 元	100%		證券買賣 Securities trading
East Asia Investments Holdings (BVI) Ltd.	英屬處女羣島 BVI	港幣 HK$186,038,725 元	100%		投資控股 Investment holding

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	本集團所佔權益 The Group	業務性質 Nature of business
East Asia Liquidators Ltd.	英屬處女羣島 BVI	US$1 美元		100%	清盤人 Provision of liquidation services
East Asia Marketing Limited	英屬處女羣島 BVI	US$1 美元	100%		推廣服務 Marketing services
東亞媒介服務有限公司 East Asia Media Services Limited	香港 Hong Kong	港幣 HK$100,000 元	100%		廣告代理 Advertising agency
東亞物業控股有限公司 East Asia Properties Holding Company Limited	香港 Hong Kong	港幣 HK$10,000 元	100%		投資控股 Investment holding
東亞物業投資有限公司 East Asia Properties Investment Company Limited	香港 Hong Kong	港幣 HK$10,000 元		100%	物業持有 Property holding
East Asia Properties (US), Inc.	美國 U.S.A.	US$5 美元		100%	物業持有 Property holding
東亞物業代理(中國)有限公司 East Asia Property Agency (China) Company Limited	香港 Hong Kong	港幣 HK$1,000,000 元	100%		物業代理 Property agency
東亞物業代理有限公司 East Asia Property Agency Company Limited	香港 Hong Kong	港幣 HK$1,000,000 元	100%		物業代理 Property agency
東亞物業代理(上海)有限公司 East Asia Property Agency (Shanghai) Limited	中國 PRC	US$200,000 美元		100%	物業代理 Property agency
東亞物業發展(上海)有限公司 East Asia Property Development (Shanghai) Limited	香港 Hong Kong	港幣 HK$1,000 元		100%	投資控股 Investment holding
East Asia Property Holdings (Jersey) Limited	喬西島 Jersey	STG £9 英鎊	100%		物業持有 Property holding
東亞物業管理(中國)有限公司 East Asia Property Management (China) Limited	香港 Hong Kong	港幣 HK$10,000 元		100%	物業管理 Property management
East Asia Secretarial Services Ltd.	英屬處女羣島 BVI	US$1 美元		100%	秘書服務 Secretarial services
東亞秘書有限公司 East Asia Secretaries Limited	香港 Hong Kong	港幣 HK$20 元	100%		秘書服務 Secretarial services
East Asia Secretaries (BVI) Limited	英屬處女羣島 BVI	港幣 HK$66,425,000 元		75%	投資控股 Investment holding
東亞證券有限公司 East Asia Securities Company Limited	香港 Hong Kong	港幣 HK$25,000,000 元	100%		證券買賣 Securities broking
East Asia Securities Inc.	加拿大 Canada	加幣 C$150,000 元		100%	互惠基金 Mutual fund
East Asia Strategic Holdings Limited	英屬處女羣島 BVI	US$13,655,000 美元	100%		投資控股 Investment holding

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	普通股 本集團所佔權益 % of ordinary shares held The Group	業務性質 Nature of business
Elemen Limited	香港 Hong Kong	港幣 HK$20 元		60.1%	股東代名人 Nominee shareholder
Essex Nominees Limited	英屬處女羣島 BVI	US$1 美元		100%	受託代管服務 Nominee services
Far East Bank Nominees Limited	香港 Hong Kong	港幣 HK$4 元		100%	不活躍 Dormant
FEB (1989) Limited	香港 Hong Kong	港幣 HK$689,000,050 元 * 港幣 HK$269,384,950 元 ***		100%	投資控股 Investment holding
第一太平銀行有限公司 First Pacific Bank Limited	香港 Hong Kong	港幣 HK$1,080,000,000 元		100%	商業銀行 Commercial banking
FPB Financial Services Limited	香港 Hong Kong	港幣 HK$2 元		100%	不活躍 Dormant
準誠證券登記有限公司 Friendly Registrars Limited	香港 Hong Kong	港幣 HK$10,000 元		60.1%	證券登記服務 Share registrar services
Full Length (T) Co., Ltd.	薩摩亞 Samoa	US$1 美元		60.1%	信託公司 Trustee company
Global Success Ltd.	英屬處女羣島 BVI	US$2,310,000 美元		100%	投資控股 Investment holding
Golden Empire International Inc.	英屬處女羣島 BVI	US$10,000 美元		100%	物業投資 Property investment
Golden Properties Finance Ltd.	英屬處女羣島 BVI	港幣 HK$78,000 元		100%	按揭財務 Mortgage financing
Golden Queen International Ltd.	英屬處女羣島 BVI	US$10,000 美元		100%	物業投資 Property investment
Golden Wings International Ltd.	英屬處女羣島 BVI	US$10,000 美元		100%	物業投資 Property investment
Goldmond Company Limited	英屬處女羣島 BVI	US$10,000 美元		100%	物業投資 Property investment
大興銀行 Grand National Bank	美國 U.S.A.	US$4,000,000 美元		100%	銀行 Banking
Incomepoint Limited	英屬處女羣島 BVI	港幣 HK$50,000 元	100%		投資控股 Investment holding
Leader One Limited	英屬處女羣島 BVI	US$1 美元	100%		投資控股 Investment holding
領皇投資有限公司 Linkwall Investments Limited	香港 Hong Kong	港幣 HK$4 元		60.1%	信託人及股東代名人 Trustee and nominee shareholder
Maccabee (Nominees) Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	董事代名人 Nominee director

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	本集團所佔權益 The Group	業務性質 Nature of business
Mache Holdings Limited	香港 Hong Kong	港幣 HK$20 元		60.1%	董事及股東代名人 Nominee director and shareholder
Mache Nominees Limited	香港 Hong Kong	港幣 HK$20 元		60.1%	董事及股東代名人 Nominee director and shareholder
Mactors Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	董事代名人 Nominee director
廣進證券登記有限公司 Progressive Registration Limited	香港 Hong Kong	港幣 HK$2,000 元		60.1%	證券登記服務 Share registrar services
Red Phoenix Limited	香港 Hong Kong	港幣 HK$2 元	100%		汽車租賃 Car renting
Rontors Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	董事代名人 Nominee director
Rosland Corporate Management Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	董事及股東代名人 Nominee director and shareholder
昇達一人有限公司 Santo Kilda, Sociedade Unipessoal Limitada (前 formerly Santo Kilda, Limitada)	澳門 Macau	澳門幣 MOP25,000 元		60.1%	董事代名人 Nominee director
秘書商業服務有限公司 Secretaries Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	公司秘書、證券登記及商業服務 Secretarial, share registration and business services
Secretaries.com Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	不活躍 Dormant
上海東衍物業管理有限公司 Shanghai Dong Yan Property Management Limited	中國 PRC	人民幣 RMB500,000 元		100%	物業管理 Property management
標準證券登記有限公司 Standard Registrars Limited	香港 Hong Kong	港幣 HK$1,000 元 * 港幣 HK$2 元 ***		60.1%	證券登記服務 Share registrar services
德績有限公司 Tabernacle Assets Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	信託保障及股東代名人 Protector of trust and nominee shareholder
Tengis Holdings Limited (現稱 now known as Tricor Holdings Limited)	英屬處女羣島 BVI	US$1 美元		70.8%	投資控股 Investment holding
東亞銀行(英屬處女羣島)有限公司 The Bank of East Asia (BVI) Limited	英屬處女羣島 BVI	US$1,000,000 美元	100%		銀行服務 Banking services
加拿大東亞銀行 The Bank of East Asia (Canada)	加拿大 Canada	加幣 C$33,000,000 元	100%		銀行服務 Banking services

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	本集團所佔權益 The Group	業務性質 Nature of business
東亞銀行受託代管有限公司 The Bank of East Asia (Nominees) Limited	香港 Hong Kong	港幣 HK$10,000 元	100%		受託代管服務 Nominee services
東亞銀行受託代管有限公司（新加坡） The Bank of East Asia (Nominees) Private Limited	新加坡 Singapore	新加坡幣 S$10,000 元	100%		受託代管服務 Nominee services
The Bank of East Asia Nominees (UK) Limited	英國 U.K.	STG £2 英鎊	50%	100%	受託代管服務 Nominee services
Time(T) No.1 Ltd.	薩摩亞 Samoa	US$1 美元		60.1%	信託公司 Trustee company
Time(T) No.2 Ltd.	薩摩亞 Samoa	US$1 美元		60.1%	信託公司 Trustee company
Top Cyber Profits Limited	英屬處女羣島 BVI	US$1 美元		100%	投資控股 Investment holding
平安旅遊有限公司 Toursafe Limited	香港 Hong Kong	港幣 HK$20 元		100%	不活躍 Dormant
大吉旅遊有限公司 Travelguard Limited	香港 Hong Kong	港幣 HK$2 元		100%	不活躍 Dormant
Travelsafe Limited	香港 Hong Kong	港幣 HK$20 元		100%	保險 Insurance
Trident Corporate Management Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	董事及股東代名人 Nominee director and shareholder
Trident Nominees Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	信託公司 Trustee company
東盛期貨有限公司 Tung Shing Futures Limited	香港 Hong Kong	港幣 HK$2 元	100%		不活躍 Dormant
Tung Shing Holdings (BVI) Limited	英屬處女羣島 BVI	US$2 美元	100%		投資控股 Investment holding
東盛證券有限公司 Tung Shing Securities Company Limited	香港 Hong Kong	港幣 HK$2 元	100%		不活躍 Dormant
UCB Limited (前中國聯合銀行有限公司) (formerly United Chinese Bank Limited)	香港 Hong Kong	港幣 HK$100 元	100%		不活動 Inactive
中國聯合財務有限公司 United Chinese Finance Company Limited	香港 Hong Kong	港幣 HK$10,000,000 元	100%		不活躍 Dormant
中國聯合受託代管有限公司 United Chinese (Nominee) Limited	香港 Hong Kong	港幣 HK$10,000 元	100%		受託代管服務 Nominee services
W.T. (Secretaries) Limited	香港 Hong Kong	港幣 HK$2 元		60.1%	公司秘書服務 Secretarial services

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	已發行及繳足股本 Issued and paid-up capital	普通股 本銀行所佔權益 % of ordinary shares held The Bank	普通股 本集團所佔權益 % of ordinary shares held The Group	業務性質 Nature of business
偉超有限公司 Wai Chiu Company Limited	香港 Hong Kong	港幣 HK$2,000 元		60.1%	董事及股東代名人 Nominee director and shareholder
偉合有限公司 Wai Hop Company Limited	香港 Hong Kong	港幣 HK$2,000 元		60.1%	董事及股東代名人 Nominee director and shareholder
Walker St. Land Corp.	美國 U.S.A.	US$0.10 美元	100%		物業持有 Property holding

* 普通股 Ordinary Shares
** 可贖回優先股 Redeemable Preference Shares
*** 無投票權遞延股票 Non-voting Deferred Shares

Note: BVI denotes British Virgin Islands and PRC denotes People's Republic of China.

合作合營企業 Co-operative Joint Ventures

公司名稱 Name of company	成立及營業地點 Place of establishment and operation	已發行／已投入註冊資本 Issued/ Contributed registered capital	溢利分配比率 本銀行 Profit sharing percentage by The Bank	溢利分配比率 本集團 Profit sharing percentage by The Group	業務性質 Nature of business
東亞物業代理（廣州）有限公司 East Asia Property Agency (Guangzhou) Limited	中國 PRC	港幣 HK$1,000,000 元		100%	物業代理 Property agency
東亞物業管理（廣州）有限公司 East Asia Property Management (Guangzhou) Limited	中國 PRC	港幣 HK$600,000 元		100%	物業管理 Property management

20. 聯營公司投資

20. Investments in Associates

		集團 The Group 2001 港幣千元 HK$'000	集團 The Group 2000 重報 Restated 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	銀行 The Bank 2000 重報 Restated 港幣千元 HK$'000
非上市股份（原值）	Unlisted shares, at cost	—	—	490,277	451,397
應佔淨資產	Share of net assets	650,078	757,930	—	—
未經攤銷的商譽	Goodwill unamortised	1,154	4,204	—	—
		651,232	762,134	490,277	451,397
減：減值損失	Less: impairment loss	(42,648)	(51,508)	(295,788)	(241,242)
		608,584	710,626	194,489	(210,155)

此等公司詳情如下 Details of these companies are as follows:-

聯營公司 Associates

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	普通股 本銀行所佔權益 % of ordinary shares held The Bank	普通股 本集團所佔權益 % of ordinary shares held The Group	優先股 本集團所佔權益 % of preference shares held The Group	業務性質 Nature of business
Asia Strategic Capital Limited	英屬處女羣島 BVI		30%		投資控股 Investment holding
Asian Capital Equities, Inc.	菲律賓 Philippines		27%		股票買賣 Stock dealing
興明泰（香港）貿易有限公司 Cementhai Trading (Hong Kong) Limited	香港 Hong Kong	20%			貿易 Trading
中國國際財務有限公司（深圳） China International Finance Company Limited (Shenzhen)	中國 PRC	25%			一般金融服務 General financial services
奔馳財務中國有限公司 DaimlerChrysler Services China Limited (前 formerly debis Financial Services China Limited)	香港 Hong Kong		20%		租賃及財務服務 Financing and leasing services
East Asia (AEA) Capital Corporation	菲律賓 Philippines		35%		投資銀行 Investment banking
東亞興業有限公司 East Asia Heller Limited	香港 Hong Kong	50%			貼現 Factoring
East Asia MBK Limited	英屬處女羣島 BVI		50%	50%	投資控股 Investment holding
海南國際財務有限公司 Hainan International Finance Company Limited	中國 PRC	35%			一般金融服務 General financial services
iBrandDirect.com (Holdings) Limited	開曼羣島 Cayman Islands		33.3%		投資控股 Investment holding
工商東亞金融控股有限公司 ICEA Finance Holdings Limited	英屬處女羣島 BVI	25%			投資控股 Investment holding
Platinum Holdings Company Limited	開曼羣島 Cayman Islands	30%			投資控股 Investment holding
PT Bank Daiwa Perdania	印尼 Indonesia		24.5%		銀行及有關金融服務 Banking & related financial services
上海國際財務有限公司 Shanghai International Finance Company Limited	中國 PRC	25%			清盤中 In liquidation
大峰頂證券私人有限公司 Summit Securities (S) Pte. Ltd.	新加坡 Singapore	24%			清盤中 In liquidation

公司名稱 Name of company	註冊及營業地點 Place of incorporation and operation	普通股 本銀行所佔權益 % of ordinary shares held The Bank	普通股 本集團所佔權益 % of ordinary shares held The Group	優先股 本集團所佔權益 % of preference shares held The Group	業務性質 Nature of business
中發企業有限公司 Sunfire Enterprises Limited	英屬處女群島 BVI		20%		物業發展 Property development
Transatlantic Trust Corporation	加拿大 Canada	20%			信託管理 Administration of trusts
遠洋保險有限公司 Trans-Ocean Insurance Company, Limited	香港 Hong Kong	48.7%			保險 Insurance
鼎協租賃國際有限公司 Trilease International Limited	香港 Hong Kong	20%			租賃 Leasing

Note: BVI denotes British Virgin Islands and PRC denotes People's Republic of China.

21. 商譽 21. Goodwill

		集團 The Group 2001 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000
成本	Cost		
1月1日	At 1st January	1,645,623	—
經與中國聯合銀行合併的增置	Addition through merger with UCB	—	158,593
經收購附屬公司的增置	Additions through acquisition of subsidiaries	389,978	—
12月31日	At 31st December	2,035,601	158,593
累計攤銷	Accumulated amortisation		
1月1日	At 1st January	51,551	—
經與中國聯合銀行合併的增置	Addition through merger with UCB	—	43,613
年度內攤銷	Amortisation for the year	98,064	7,930
12月31日	At 31st December	149,615	51,543
2001年12月31日賬面值	Carrying amount at 31st December, 2001	1,885,986	107,050
2000年12月31日賬面值(重報)	Carrying amount at 31st December, 2000 (restated)	1,594,072	—

22. 固定資產

22. Fixed Assets

		集團 The Group			
		行址 Bank Premises 港幣千元 HK$'000	傢俬、裝修及設備 Furniture, Fixtures and Equipment 港幣千元 HK$'000	投資物業 Investment Properties 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
成本或估值	Cost or valuation				
2001年1月1日	At 1st January, 2001	4,015,063	1,405,937	500,906	5,921,906
增置	Additions	153,897	168,555	—	322,452
經收購附屬公司的增置	Additions through acquisition of subsidiaries	10,825	6,832	—	17,657
轉賬	Transfers	(3,466)	—	3,466	—
出售	Disposals	(2,290)	(51,627)	(27,208)	(81,125)
匯兑調整	Exchange adjustments	(1,968)	(4,752)	(1,674)	(8,394)
2001年12月31日	At 31st December, 2001	4,172,061	1,524,945	475,490	6,172,496
累計折舊	Accumulated depreciation				
2001年1月1日	At 1st January, 2001	288,850	876,695	12,627	1,178,172
年度內支出	Charge for the year	46,205	158,753	938	205,896
經收購附屬公司的增置	Additions through acquisition of subsidiaries	1,054	4,727	—	5,781
轉賬	Transfers	(271)	—	271	—
出售時回撥	Written back on disposal	(696)	(38,701)	(2,824)	(42,221)
匯兑調整	Exchange adjustments	(547)	(3,087)	(374)	(4,008)
2001年12月31日	At 31st December, 2001	334,595	998,387	10,638	1,343,620
2001年12月31日 賬面淨值	Net book value at 31st December, 2001	3,837,466	526,558	464,852	4,828,876
2000年12月31日 賬面淨值	Net book value at 31st December, 2000	3,726,213	529,242	488,279	4,743,734

上述資產的總額列示如下：

The gross amounts of the above assets are stated:

按成本計	At cost	2,765,935	1,524,945	353,528	4,644,408
按董事估值計 － 1989年	At Directors' valuation - 1989	1,243,582	—	29,643	1,273,225
－ 1991年	- 1991	162,544	—	92,319	254,863
		4,172,061	1,524,945	475,490	6,172,496

以經營租賃持有作為使用的行址及投資物業於2001年12月31日的成本或估值及相關的累計折舊分別為港幣931,322,000元(2000年：港幣1,103,800,000元)及港幣43,025,000元(2000年：港幣48,261,000元)。

The cost or valuation of bank premises and investment properties held for use under operating leases and the related accumulated depreciation charge as at 31st December, 2001 were HK$931,322,000 (2000 : HK$1,103,800,000) and HK$43,025,000 (2000 : HK$48,261,000) respectively.

以不可撤銷經營租賃持有作為使用的行址及投資物業的未來最低應收租賃付款總額如下：

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

		集團 The Group 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
1年以內	Within one year	44,832	51,662	15,207	18,824
1年以後至5年內	After one year but within five years	40,953	59,540	13,617	11,726
5年以後	After five years	4,857	769	4,857	—
		90,642	111,971	33,681	30,550

投資物業並未根據《會計實務準則》第13號「投資物業的會計處理」之規定而重估價值，因所涉及的數額對賬項影響不大。

Investment properties have not been revalued in accordance with the provisions of SSAP 13 "Accounting for investment properties" as the amounts involved are not considered to be material in the context of these accounts.

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
行址及投資物業包括：	Bank premises and investment properties comprise:		
永久業權 — 在香港以外地區	Freeholds - Held outside Hong Kong	248,394	244,605
租借地	Leaseholds		
在香港	Held in Hong Kong		
長期租約(50年以上)	On long-term lease (over 50 years)	3,006,287	3,027,096
中期租約(10至50年)	On medium-term lease (10 - 50 years)	525,959	548,718
短期租約(10年以下)	On short-term lease (below 10 years)	378	472
在香港以外地區	Held outside Hong Kong		
長期租約(50年以上)	On long-term lease (over 50 years)	171,342	44,828
中期租約(10至50年)	On medium-term lease (10 - 50 years)	349,958	348,773
		4,302,318	4,214,492

		銀行 The Bank 行址 Bank Premises 港幣千元 HK$'000	傢俬、裝修及設備 Furniture, Fixtures and Equipment 港幣千元 HK$'000	投資物業 Investment Properties 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
成本或估值	Cost or valuation				
2001年1月1日	At 1st January, 2001	2,182,782	1,057,394	77,247	3,317,423
增置	Additions	152,206	134,219	—	286,425
經與中國聯合銀行合併的增置	Addition through merger with UCB	852,639	62,220	—	914,859
轉賬	Transfers	(4,025)	—	4,025	—
出售	Disposals	(1,690)	(25,824)	(27,208)	(54,722)
匯兑調整	Exchange adjustments	(1,910)	(3,024)	(778)	(5,712)
2001年12月31日	At 31st December, 2001	3,180,002	1,224,985	53,286	4,458,273
累計折舊	Accumulated depreciation				
2001年1月1日	At 1st January, 2001	214,074	649,412	6,251	869,737
年度內支出	Charge for the year	34,436	128,230	252	162,918
經與中國聯合銀行合併的增置	Addition through merger with UCB	33,137	24,586	—	57,723
轉賬	Transfers	(271)	—	271	—
出售時回撥	Written back on disposal	(683)	(16,404)	(2,824)	(19,911)
匯兑調整	Exchange adjustments	(539)	(2,025)	(111)	(2,675)
2001年12月31日	At 31st December, 2001	280,154	783,799	3,839	1,067,792

		銀行 The Bank			
		行址 Bank Premises 港幣千元 HK$'000	傢俬、裝修及設備 Furniture, Fixtures and Equipment 港幣千元 HK$'000	投資物業 Investment Properties 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
2001年12月31日 賬面淨值	Net book value at 31st December, 2001	**2,899,848**	**441,186**	**49,447**	**3,390,481**
2000年12月31日 賬面淨值	Net book value at 31st December, 2000	1,968,708	407,982	70,996	2,447,686
上述資產的總額列示如下：	The gross amounts of the above assets are stated:				
按成本計	At cost	**1,936,420**	**1,224,985**	**23,644**	**3,185,049**
按董事估值計 — 1989年	At Directors' valuation - 1989	**1,243,582**	**—**	**29,642**	**1,273,224**
		3,180,002	**1,224,985**	**53,286**	**4,458,273**

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
行址及投資物業包括：	Bank premises and investment properties comprise:		
永久業權 — 在香港以外地區	Freeholds - Held outside Hong Kong	**22,535**	25,280
租借地	Leaseholds		
在香港	Held in Hong Kong		
長期租約（50年以上）	On long-term lease (over 50 years)	**1,991,289**	1,324,472
中期租約（10至50年）	On medium-term lease (10 - 50 years)	**413,793**	296,479
短期租約（10年以下）	On short-term lease (below 10 years)	**378**	472
在香港以外地區	Held outside Hong Kong		
長期租約（50年以上）	On long-term lease (over 50 years)	**171,342**	44,828
中期租約（10至50年）	On medium-term lease (10 - 50 years)	**349,958**	348,173
		2,949,295	2,039,704

23. 已發行的可換股債券

總值港幣1,634,863,000元(209,665,000美元)年息2%的可換股債券，已於2001年7月19日，在債券持有人行使其權利下被贖回。本年度利息支出為港幣82,063,000元(2000年：港幣159,197,000元)。

23. Convertible Bonds Issued

The 2 per cent Convertible Bonds issued amounting to HK$1,634,863,000 (US$209,665,000) were redeemed on 19th July, 2001 at the option of the bond holders. Interest expense for the year amounted to HK$82,063,000 (2000 : HK$159,197,000).

24. 附屬公司欠款及欠附屬公司款項

於年內，本銀行與某些附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下：

(a) 附屬公司欠款

24. Amounts Due from and Due to Subsidiaries

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows :

(a) Amounts due from subsidiaries

		銀行 The Bank	
		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
金融機構	Financial institutions	**366,447**	278,028
其他	Others	**1,044,305**	1,051,953
		1,410,752	1,329,981

(b) 欠附屬公司款項

(b) Amounts due to subsidiaries

		銀行 The Bank 2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
金融機構	Financial institutions	**6,879,172**	7,968,993
其他	Others	**4,610,965**	235,198
		11,490,137	8,204,191

25. 2001 年度期限分析

25. Maturity Profile for 2001

		集團 The Group						
		即時還款 Repayable on demand 港幣千元 HK$'000	3個月或以下 3 months or less 港幣千元 HK$'000	3個月以上至1年 1 year or less but over 3 months 港幣千元 HK$'000	1年以上至5年 5 years or less but over 1 year 港幣千元 HK$'000	5年以上 After 5 years 港幣千元 HK$'000	無註明日期 Undated 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
資產	Assets							
– 在銀行和其他金融機構的存款	- Placements with banks and other financial institutions	—	8,018,078	3,027,432	—	—	—	11,045,510
– 持有的存款證	- Certificates of deposit held	—	696,504	665,075	1,027,925	29,941	—	2,419,445
– 客戶貸款(附註17(a))	- Advances to customers (Note 17(a))	7,240,490	10,763,128	10,131,823	38,022,095	39,495,857	2,521,169	108,174,562
– 銀行及其他金融機構貸款(附註17(a))	- Advances to financial institutions (Note 17(a))	—	8,963	14,043	51,364	—	486,279	560,649
– 包括在下述項目內的債務證券:	- Debt securities included in:							
– 持至到期的債務證券(附註16(b))	- Held-to-maturity debt securities (Note 16(b))	—	58,843	580,677	1,554,268	240,073	—	2,433,861
– 投資證券(附註16(c))	- Investment securities (Note 16(c))	—	—	—	50	—	20,155	20,205
– 其他證券投資(附註16(a))	- Other investments in securities (Note 16(a))	—	58,029	390,675	2,693,008	553,125	—	3,694,837
		7,240,490	19,603,545	14,809,725	43,348,710	40,318,996	3,027,603	128,349,069
負債	Liabilities							
– 銀行及其他金融機構的存款及結餘	- Deposits and balances of banks and other financial institutions	191,331	3,611,383	1,361,638	3,899	—	—	5,168,251
– 客戶存款	- Deposits of customers	32,409,538	101,041,885	6,902,451	462,877	—	—	140,816,751
– 已發行之存款證	- Certificates of deposit issued	—	—	7,485,600	1,100,000	—	—	8,585,600
– 已發行之可換股債券	- Convertible bonds issued	—	—	—	316,891	—	—	316,891
		32,600,869	104,653,268	15,749,689	1,883,667	—	—	154,887,493

		銀行 The Bank						
		即時還款 Repayable on demand 港幣千元 HK$'000	3個月或以下 3 months or less 港幣千元 HK$'000	3個月以上至1年 1 year or less but over 3 months 港幣千元 HK$'000	1年以上至5年 5 years or less but over 1 year 港幣千元 HK$'000	5年以上 After 5 years 港幣千元 HK$'000	無註明日期 Undated 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
資產	Assets							
– 在銀行和其他金融機構的存款	- Placements with banks and other financial institutions	–	7,631,462	2,988,380	–	–	–	10,619,842
– 持有的存款證	- Certificates of deposit held	–	605,383	433,917	701,845	–	–	1,741,145
– 客戶貸款(附註17(a))	- Advances to customers (Note 17(a))	5,572,868	9,263,245	8,374,664	32,955,232	31,405,678	1,903,502	89,475,189
– 銀行及其他金融機構貸款(附註17(a))	- Advances to financial institutions (Note 17(a))	–	8,963	14,043	51,364	–	486,279	560,649
– 包括在下述項目內的債務證券：	- Debt securities included in:							
– 持至到期的債務證券(附註16(b))	- Held-to-maturity debt securities (Note 16(b))	–	57,337	381,169	1,020,464	192,505	–	1,651,475
– 投資證券(附註16(c))	- Investment securities (Note 16(c))	–	–	–	–	–	9,592	9,592
– 其他證券投資(附註16(a))	- Other investments in securities (Note 16(a))	–	49,976	390,675	2,455,766	444,517	–	3,340,934
		5,572,868	17,616,366	12,582,848	37,184,671	32,042,700	2,399,373	107,398,826
負債	Liabilities							
– 銀行及其他金融機構的存款及結餘	- Deposits and balances of banks and other financial institutions	176,972	3,601,013	1,349,591	–	–	–	5,127,576
– 客戶存款	- Deposits of customers	28,945,973	77,013,660	5,626,680	46,368	–	–	111,632,681
– 已發行之存款證	- Certificates of deposit issued	–	–	7,384,233	1,100,000	2,200,000	–	10,684,233
– 已發行之可換股債券	- Convertible bonds issued	–	–	–	316,891	–	–	316,891
		29,122,945	80,614,673	14,360,504	1,463,259	2,200,000	–	127,761,381

2000年度期限分析　Maturity Profile for 2000

		集團 The Group						
		即時還款 Repayable on demand 港幣千元 HK$'000	3個月或以下 3 months or less 港幣千元 HK$'000	3個月以上至1年 1 year or less but over 3 months 港幣千元 HK$'000	1年以上至5年 5 years or less but over 1 year 港幣千元 HK$'000	5年以上 After 5 years 港幣千元 HK$'000	無註明日期 Undated 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
資產	Assets							
– 在銀行和其他金融機構的存款	- Placements with banks and other financial institutions	–	7,984,171	3,985,318	–	–	–	11,969,489
– 持有的存款證	- Certificates of deposit held	–	562,060	521,153	994,873	10,043	38,997	2,127,126
– 客戶貸款(附註17(a))	- Advances to customers (Note 17(a))	7,044,901	10,731,007	11,225,618	28,117,453	43,086,688	3,788,292	103,993,959
– 銀行及其他金融機構貸款(附註17(a))	- Advances to financial institutions (Note 17(a))	–	8,934	45,281	79,357	–	377,053	510,625
– 包括在下述項目內的債務證券：	- Debt securities included in:							
– 持至到期的債務證券(附註16(b))	- Held-to-maturity debt securities (Note 16(b))	–	591,420	621,766	1,232,783	340,734	15,401	2,802,104

		即時還款 Repayable on demand 港幣千元 HK$'000	3個月或以下 3 months or less 港幣千元 HK$'000	3個月以上至1年 1 year or less but over 3 months 港幣千元 HK$'000	集團 The Group 1年以上至5年 5 years or less but over 1 year 港幣千元 HK$'000	5年以上 After 5 years 港幣千元 HK$'000	無註明日期 Undated 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
一 投資證券 (附註16(c))	- Investment securities (Note 16(c))	—	—	—	50	—	17,351	17,401
一 其他證券投資 (附註16(a))	- Other investments in securities (Note 16(a))	27,298	133,614	390,065	1,452,469	155,896	—	2,159,342
		7,072,199	20,011,206	16,789,201	31,876,985	43,593,361	4,237,094	123,580,046
負債	Liabilities							
一 銀行及其他金融機構的存款及結餘	- Deposits and balances of banks and other financial institutions	215,024	3,490,898	1,174,549	18,858	—	—	4,899,329
一 客戶存款	- Deposits of customers	25,160,878	105,453,415	7,910,391	222,566	—	—	138,747,250
一 已發行之存款證	- Certificates of deposit issued	—	—	6,065,350	2,478,848	—	—	8,544,198
一 已發行之可換股債券 *	- Convertible bonds issued *	—	—	1,952,254	—	—	—	1,952,254
		25,375,902	108,944,313	17,102,544	2,720,272	—	—	154,143,031

		即時還款 Repayable on demand 港幣千元 HK$'000	3個月或以下 3 months or less 港幣千元 HK$'000	3個月以上至1年 1 year or less but over 3 months 港幣千元 HK$'000	銀行 The Bank 1年以上至5年 5 years or less but over 1 year 港幣千元 HK$'000	5年以上 After 5 years 港幣千元 HK$'000	無註明日期 Undated 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
資產	Assets							
一 在銀行和其他金融機構的存款	- Placements with banks and other financial institutions	—	7,334,668	3,752,246	—	—	—	11,086,914
一 持有的存款證	- Certificates of deposit held	—	538,003	297,594	627,929	—	38,997	1,502,523
一 客戶貸款(附註17(a))	- Advances to customers (Note 17(a))	5,141,185	9,364,286	9,405,726	22,913,312	31,610,854	3,095,440	81,530,803
一 銀行及其他金融機構貸款(附註17(a))	- Advances to financial institutions (Note 17(a))	—	8,934	45,281	79,357	—	377,053	510,625
一 包括在下述項目內的債務證券：	- Debt securities included in:							
一 持至到期的債務證券 (附註16(b))	- Held-to-maturity debt securities (Note 16(b))	—	42,102	263,473	734,156	233,210	15,401	1,288,342
一 投資證券 (附註16(c))	- Investment securities (Note 16(c))	—	—	—	—	—	6,180	6,180
一 其他證券投資 (附註16(a))	- Other investments in securities (Note 16(a))	27,298	112,961	380,956	1,413,496	127,227	—	2,061,938
		5,168,483	17,400,954	14,145,276	25,768,250	31,971,291	3,533,071	97,987,325
負債	Liabilities							
一 銀行及其他金融機構的存款及結餘	- Deposits and balances of banks and other financial institutions	207,422	3,459,008	1,174,549	18,858	—	—	4,859,837
一 客戶存款	- Deposits of customers	20,852,643	77,022,437	5,979,214	93,146	—	—	103,947,440
一 已發行之存款證	- Certificates of deposit issued	—	—	6,026,352	2,416,451	2,200,000	—	10,642,803
一 已發行之可換股債券 *	- Convertible bonds issued *	—	—	1,952,254	—	—	—	1,952,254
		21,060,065	80,481,445	15,132,369	2,528,455	2,200,000	—	121,402,334

* 有關之期限分析乃基於預計債券持有人之選擇權(附註23)而作出。 * Maturity based on expected Bondholders' option as mentioned in Note 23.

26. 稅項及遞延稅項

26. Tax and Deferred Taxation

		集團 The Group 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
香港利得稅準備	Hong Kong profits tax provision	**37,481**	20,743	**28,783**	5,315
海外稅項	Overseas taxation	**30,480**	30,852	**29,366**	29,600
遞延稅項(附註)	Deferred taxation (Note)	**362,329**	281,285	**330,363**	265,528
		430,290	332,880	**388,512**	300,443

附註：年內遞延稅項的變動如下：

Note: Movement of deferred tax during the year is as follows:

		集團 The Group 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000	銀行 The Bank 2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
1月1日	At 1st January	**281,285**	297,644	**265,528**	293,899
年內引起(附註8)	Arising during the year (Note 8)	**221,444**	116,665	**194,418**	105,222
投資合夥租賃的撇銷額	Amount written off on investments in leasing partnerships	**(140,400)**	(133,550)	**(140,400)**	(133,550)
經與中國聯合銀行合併的增置	Addition through merger with UCB	**—**	—	**10,817**	—
經收購附屬公司的增置	Additions through acquisition of subsidiaries	**—**	569	**—**	—
匯兌調整	Exchange adjustments	**—**	(43)	**—**	(43)
12月31日	At 31st December	**362,329**	281,285	**330,363**	265,528
包括：	Comprising:				
租賃交易	Leasing transactions	**329,106**	253,276	**304,939**	242,459
其他	Others	**33,223**	28,009	**25,424**	23,069
		362,329	281,285	**330,363**	265,528

行址及投資物業估值所產生的重估溢價毋須計繳遞延稅項。這是由於以賬面價值出售此等資產所產生的資本增值毋須計繳任何應納稅金。

The revaluation surpluses arising on the revaluation of bank premises and investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any tax liability.

所有重大遞延稅項準備均已提撥準備。

There is no significant deferred taxation liability not provided for.

27. 借貸資本

票面值港幣4,288,625,000元(550,000,000美元)及賬面值港幣4,271,123,000元(547,755,000美元)的借貸資本，是指由本銀行單一目的全資附屬財務公司，East Asia Financial Holding (BVI) Limited，於2001年1月30日發行、年息7.5%、並評定為二級資本的後償票據。本銀行無條件及不撤回地保證此等已在盧森堡交易所上市的票據的有關債務。此等票據將會於2011年2月1日到期。

2000年12月31日的借貸資本，是指由本銀行所發行而評定為二級資本的後償浮息票據。此等票據已於2001年2月13日被贖回。

27. Loan Capital

Loan capital of face value of HK$4,288,625,000 (US$550,000,000) and carrying amount of HK$4,271,123,000 (US$547,755,000) represents 7.5% subordinated notes qualifying as tier 2 capital which were issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Luxemburg Stock Exchange. The notes will mature on 1st February, 2011.

Loan capital outstanding at 31st December, 2000 represented floating rate subordinated notes qualifying as lower tier 2 capital issued by the Bank. These notes were redeemed on 13th February, 2001.

28. 股本

28. Share Capital

		2001		2000	
		股份數目 No. of shares 千'000	面值 Nominal value 港幣千元 HK$'000	股份數目 No. of shares 千'000	面值 Nominal value 港幣千元 HK$'000
法定股本：	Authorised:				
普通股每股港幣2.50元	Ordinary shares of HK$2.50 each	**2,600,000**	**6,500,000**	2,600,000	6,500,000
已發行及繳足股本：	Issued and fully paid:				
1月1日	At 1st January	**1,414,778**	**3,536,945**	1,393,125	3,482,814
發行新股以代股息	Shares issued in lieu of dividends	**12,822**	**32,055**	13,244	33,109
根據僱員認股計劃發行的股份	Shares issued under Staff Share Option Schemes	**5,885**	**14,711**	8,409	21,022
12月31日	At 31st December	**1,433,485**	**3,583,711**	1,414,778	3,536,945

根據僱員認股計劃，合資格的執行董事及僱員有權認購本銀行的普通股股份。認購價為給予認股權日前5個交易日本銀行現有股份在香港聯合交易所的平均收市價的95%。根據此計劃發給的認股權可由授予日起計的第1週年至第5週年期間行使。截至於2001年12月31日尚未行使的認股權如下：

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible Executive Directors and employees. The option price was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited on the five business days immediately preceding the date of offer of such options. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant. At 31st December, 2001, the outstanding options were:

	認股權授予日期 Date of options granted	認購價 Option price	股份數量 Number of shares
1997年4月29日	29th April, 1997	港幣 HK$24.59 元	13,395,000
1998年4月20日	20th April, 1998	港幣 HK$15.30 元	5,783,200
1999年4月21日	21st April, 1999	港幣 HK$12.09 元	5,063,000
2000年4月20日	20th April, 2000	港幣 HK$16.46 元	11,700,000
2001年4月19日	19th April, 2001	港幣 HK$16.96 元	5,520,000

29. 2001年儲備

29. Reserves for 2001

		2001		
		集團 The Group 港幣千元 HK$'000	銀行 The Bank 港幣千元 HK$'000	聯營公司 Associates 港幣千元 HK$'000
(a) 股份溢價	(a) Share premium			
1月1日	At 1st January	338,071	338,071	—
僱員認股計劃下發行的股份溢價淨額	Net premium on shares issued under Staff Share Option Scheme	69,708	69,708	—
發行新股以代股息	Shares issued in lieu of dividends	(32,055)	(32,055)	—
資本費用	Capital fee	(30)	(30)	—
12月31日	At 31st December	375,694	375,694	—
(b) 一般儲備	(b) General reserve			
1月1日	At 1st January			
— 如前匯報	- As previously reported	9,041,002	9,673,225	—
— 商譽重報	- Restatement of goodwill	1,645,623	—	—
— 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	6,570	—	6,570
重報	As restated	10,693,195	9,673,225	6,570
經與中國聯合銀行合併的增置	Addition through merger with UCB	—	155,000	—
撥自本年度溢利	Transfer from current year profit	462,000	390,000	—
撥自留存溢利	Transfer from retained profits	23,938	—	23,938
發行新股以代股息	Shares issued in lieu of dividends	229,837	229,837	—
撥自物業重估儲備的已實現出售物業的重估溢價	Realised surplus on disposals transferred from property revaluation reserve	9,631	9,631	—
12月31日	At 31st December	11,418,601	10,457,693	30,508
(c) 物業重估儲備(不可派發)	(c) Property revaluation reserve (undistributable)			
1月1日	At 1st January	1,385,463	1,390,863	—
撥入一般儲備的已實現出售物業的重估溢價	Realised surplus on disposals transferred to general reserve	(9,631)	(9,631)	—
12月31日	At 31st December	1,375,832	1,381,232	—
(d) 法定儲備(不可派發)	(d) Statutory reserves (undistributable)			
1月1日	At 1st January			
— 如前匯報	- As previously reported	—	—	—
— 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	5,534	—	5,534
重報	As restated	5,534	—	5,534
匯兑調整	Exchange adjustments	(2)	—	(2)
12月31日	At 31st December	5,532	—	5,532
(e) 資本儲備(不可派發)	(e) Capital reserve (undistributable)			
1月1日及12月31日	At 1st January and 31st December	86,436	—	—

		2001		
		集團 The Group 港幣千元 HK$'000	銀行 The Bank 港幣千元 HK$'000	聯營公司 Associates 港幣千元 HK$'000
(f) 匯兌重估儲備(不可派發)	(f) Exchange revaluation reserve (undistributable)			
1月1日	At 1st January			
一 如前匯報	- As previously reported	2,992	10,296	—
一 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	(23,565)	—	(23,565)
重報	As restated	(20,573)	10,296	(23,565)
匯兌調整	Exchange adjustments	(29,139)	(16,673)	(5,913)
12月31日	At 31st December	(49,712)	(6,377)	(29,478)
(g) 其他重估儲備(不可派發)	(g) Other revaluation reserves (undistributable)			
1月1日	At 1st January			
一 如前匯報	- As previously reported	—	—	—
一 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	76	—	76
重報	As restated	76	—	76
匯兌調整	Exchange adjustments	(839)	—	(839)
12月31日	At 31st December	(763)	—	(763)
(h) 留存溢利	(h) Retained profits			
1月1日	At 1st January			
一 如前匯報	- As previously reported	458,973	5,509	—
一 應收股息重報	- Restatement of dividend receivable	—	(98,468)	—
一 擬派末期股息重報	- Proposed final dividend restated	636,650	636,650	—
一 攤銷重報商譽	- Amortisation of restated goodwill	(51,551)	—	—
一 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	237,876	—	167,166
重報	As restated	1,281,948	543,691	167,166
經與中國聯合銀行合併的增置	Addition through merger with UCB	—	14,120	—
年內溢利	Net profit for the year	1,599,806	1,580,062	(20,989)
撥入一般儲備	Transfer to general reserve	(462,000)	(390,000)	—
撥入一般儲備	Transfer to general reserve	(23,938)	—	(23,938)
股息	Dividends			
一 擬派末期股息重報	- Proposed final dividend restated	(636,650)	(636,650)	—
一 中期股息	- Interim dividend	(300,430)	(300,430)	—
一 上年度末期股息	- Final dividend in respect of previous year	(1,821)	(1,821)	—
匯兌及其他調整	Exchange and other adjustments	(4,745)	—	(4,745)
12月31日	At 31st December	1,452,170	808,972	117,494
(i) 儲備總額	(i) Total reserves	14,663,790	13,017,214	123,293

2000年儲備 Reserves for 2000

		2000 重報 Restated		
		集團 The Group 港幣千元 HK$'000	銀行 The Bank 港幣千元 HK$'000	聯營公司 Associates 港幣千元 HK$'000
(a) 股份溢價	(a) Share premium			
1月1日	At 1st January	281,865	281,865	—
僱員認股計劃下發行的股份溢價淨額	Net premium on shares issued under Staff Share Option Scheme	89,345	89,345	—
發行新股以代股息	Shares issued in lieu of dividends	(33,109)	(33,109)	—
資本費用	Capital fee	(30)	(30)	—
12月31日	At 31st December	338,071	338,071	—
(b) 一般儲備	(b) General reserve			
1月1日	At 1st January			
— 如前匯報	- As previously reported	9,511,129	8,828,126	—
— 商譽重報	- Restatement of goodwill	177,394	—	—
— 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	6,570	—	6,570
重報	As restated	9,695,093	8,828,126	6,570
撥自本年度溢利	Transfer from current year profit	780,000	610,000	—
發行新股以代股息	Shares issued in lieu of dividends	235,099	235,099	—
撥自物業重估儲備的已實現出售物業的重估溢價	Realised surplus on disposals transferred from property revaluation reserve	1,003	—	—
資本化發行	Capitalisation issue	(18,000)	—	—
12月31日	At 31st December	10,693,195	9,673,225	6,570
(c) 物業重估儲備(不可派發)	(c) Property revaluation reserve (undistributable)			
1月1日	At 1st January	1,386,466	1,390,863	—
撥入一般儲備的已實現出售物業的重估溢價	Realised surplus on disposals transferred to general reserve	(1,003)	—	—
12月31日	At 31st December	1,385,463	1,390,863	—
(d) 法定儲備(不可派發)	(d) Statutory reserves (undistributable)			
1月1日	At 1st January			
— 如前匯報	- As previously reported	—	—	—
— 因採納聯營公司投資的權益會計法而產生	- Arising from adoption of equity accounting for investments in associates	5,464	—	5,464
重報	As restated	5,464	—	5,464
撥自留存溢利	Transfer from retained profits	50	—	50
匯兌調整	Exchange adjustments	20	—	20
12月31日	At 31st December	5,534	—	5,534
(e) 資本儲備 (不可派發)	(e) Capital reserve (undistributable)			
1月1日	At 1st January	68,436	—	—
資本化發行	Capitalisation issue	18,000	—	—
12月31日	At 31st December	86,436	—	—

		2000 重報 Restated	
	集團 The Group 港幣千元 HK$'000	銀行 The Bank 港幣千元 HK$'000	聯營公司 Associates 港幣千元 HK$'000
(f) 匯兑重估儲備(不可派發) Exchange revaluation reserve (undistributable)			
1月1日 At 1st January			
－ 如前匯報 - As previously reported	13,838	20,990	—
－ 因採納聯營公司投資的權益會計法而產生 - Arising from adoption of equity accounting for investments in associates	(12,256)	—	(12,256)
重報 As restated	1,582	20,990	(12,256)
匯兑調整 Exchange adjustments	(22,155)	(10,694)	(11,309)
12月31日 At 31st December	(20,573)	10,296	(23,565)
(g) 其他重估儲備(不可派發) Other revaluation reserves (undistributable)			
1月1日 At 1st January			
－ 如前匯報 - As previously reported	—	—	—
－ 因採納聯營公司投資的權益會計法而產生 - Arising from adoption of equity accounting for investments in associates	(164)	—	(164)
重報 As restated	(164)	—	(164)
匯兑調整 Exchange adjustments	240	—	240
12月31日 At 31st December	76	—	76
(h) 留存溢利 Retained profits			
1月1日 At 1st January			
－ 如前匯報 - As previously reported	286,274	6,442	—
－ 應收股息重報 - Restatement of dividend receivable	—	(55,969)	—
－ 擬派末期股息重報 - Proposed final dividend restated	529,388	529,388	—
－ 攤銷重報商譽 - Amortisation of restated goodwill	(35,762)	—	—
－ 因採納聯營公司投資的權益會計法而產生 - Arising from adoption of equity accounting for investments in associates	204,280	—	120,894
重報 As restated	984,180	479,861	120,894
年內溢利 Net profit for the year			
－ 如前匯報 - As previously reported	1,871,022	1,527,390	—
－ 應收股息重報 - Restatement of dividend receivable	—	(42,499)	—
－ 攤銷重報商譽 - Amortisation of restated goodwill	(15,789)	—	—
－ 因採納聯營公司投資的權益會計法而產生 - Arising from adoption of equity accounting for investments in associates	31,845	—	44,521
重報 As restated	1,887,078	1,484,891	44,521
撥入一般儲備 Transfer to general reserve	(780,000)	(610,000)	—
因採納聯營公司投資的權益會計法而產生撥入法定儲備 Transfer to statutory reserves arising from adoption of equity accounting for investments in associates	(50)	—	(50)
股息 Dividends			
－ 如前匯報 - As previously reported	(918,323)	(918,323)	—
－ 上年度派發末期股息 - Final dividend paid in respect of previous year	(529,388)	(529,388)	—
－ 結算日後擬派末期股息 - Final dividend proposed after the balance sheet date	636,650	636,650	—
重報 As restated	(811,061)	(811,061)	—

		2000 重報 Restated		
		集團 The Group 港幣千元 HK$'000	銀行 The Bank 港幣千元 HK$'000	聯營公司 Associates 港幣千元 HK$'000
因採納聯營公司投資的權益會計法而產生的匯兌及其他調整(重報)	Exchange and other adjustments arising from adoption of equity accounting for investments in associates (restated)	1,801	—	1,801
12月31日	At 31st December	1,281,948	543,691	167,166
(i) 儲備總額	(i) Total reserves	13,770,150	11,956,146	155,781

股份溢價賬目的運用，受香港《公司條例》第48B條所管控。

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

一般儲備的組成，包括留存溢利轉賬、出售物業時的已實現重估溢價及發行以股代息的新股價值。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

物業重估儲備及匯兌重估儲備的組成及處理，是根據行址及投資物業重估和外幣折算所採用的會計政策。

Property revaluation reserve and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and investment properties and foreign currency translation.

資本儲備指附屬公司儲備的資本化發行。

Capital reserve represents the capitalisation of subsidiaries' reserves.

本銀行可派發儲備的總額為港幣11,266,665,000元(2000年重報：港幣10,216,916,000元)。

Total distributable reserves of the Bank amounted to HK$11,266,665,000 (2000 restated : HK$10,216,916,000).

30. 資產負債表外的項目

30. Off-Balance Sheet Exposures

(a) 或然負債及承擔

(a) Contingent liabilities and commitments

以下為每項或然負債及承擔重大類別的約定數額概要：

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

		集團 The Group		銀行 The Bank	
		2001 港幣千元 **HK$'000**	2000 港幣千元 HK$'000	**2001** 港幣千元 **HK$'000**	2000 港幣千元 HK$'000
直接信貸代替品	Direct credit substitutes	**3,717,540**	2,250,206	**3,609,603**	2,125,027
與交易有關的或然項目	Transaction-related contingencies	**460,168**	260,214	**345,349**	246,273
與貿易有關的或然項目	Trade-related contingencies	**2,197,335**	2,705,737	**2,029,647**	2,401,645
票據發行及循環包銷安排	Note issuance and revolving underwriting facilities	**23,178**	31,368	**23,178**	31,368
其他承擔：	Other commitments with an original maturity of :				
原到期日少於1年或可無條件取消	under 1 year or which are unconditionally cancellable	**24,391,868**	22,507,332	**15,623,232**	14,001,923
原到期日在1年及以上	1 year and over	**7,469,282**	5,069,455	**7,474,961**	4,747,648
其他	Others	**—**	1,993	**—**	—
		38,259,371	32,826,305	**29,105,970**	23,553,884

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

以下為每項衍生工具重大類別的名義數額：

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank :

		集團 The Group		銀行 The Bank	
		2001	2000	**2001**	2000
		港幣千元 HK$'000	港幣千元 HK$'000	**港幣千元 HK$'000**	港幣千元 HK$'000
匯率合約	Exchange rate contracts				
遠期交易及期貨	Forwards and futures	**6,207,330**	7,227,124	**6,116,206**	6,351,492
掉期交易	Swaps	**14,127,436**	15,269,665	**13,698,573**	15,261,757
購入期權	Options purchased	**167,908**	—	—	—
沽出期權	Options written	**167,908**	—	—	—
利率合約	Interest rate contracts				
遠期交易及期貨	Forwards and futures	**162,710**	253,935	**146,000**	217,588
掉期交易	Swaps	**6,250,323**	1,572,211	**6,250,323**	1,505,915
購入期權	Options purchased	**19,493**	19,499	**19,493**	19,499
股份合約	Equity contracts				
購入期權	Options purchased	**19,365**	—	—	—
沽出期權	Options written	**19,365**	—	—	—
		27,141,838	24,342,434	**26,230,595**	23,356,251

以上金融工具主要為因應客戶之需求而產生。本集團及銀行並無佔重大交易數額。

The above financial instruments represent transactions that are substantially initiated in response to customer demands and no significant positions are maintained by the Group or the Bank.

前述資產負債表外風險的重置成本及信貸風險加權數額如下。這些數額並未計入雙邊淨額安排的影響。

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

		集團 The Group		銀行 The Bank	
		2001	2000	**2001**	2000
		港幣千元 HK$'000	港幣千元 HK$'000	**港幣千元 HK$'000**	港幣千元 HK$'000
重置成本	Replacement costs				
匯率合約	Exchange rate contracts	**135,209**	284,751	**135,365**	281,909
利率合約	Interest rate contracts	**55,196**	73,961	**55,192**	71,101
		190,405	358,712	**190,557**	353,010
信貸風險加權數額	Credit risk weighted amounts				
或然負債及承擔	Contingent liabilities and commitments	**7,789,246**	5,194,552	**7,650,961**	4,923,893
匯率合約	Exchange rate contracts	**125,819**	132,793	**120,823**	121,017
利率合約	Interest rate contracts	**18,597**	22,938	**18,595**	21,460
		7,933,662	5,350,283	**7,790,379**	5,066,370

各表列出資產負債表外交易的約定或名義數額、重置成本及信貸風險加權數額。重置成本是用來計算信貸風險加權數額。該等數額是按照香港金融管理局實行關於資本充裕的巴塞爾協議及按其他銀行財務狀況和到期特性釐定的指引而作出評估。或然負債及承擔所用的風險加權由0%至100%，匯率及利率合同所用的則由0%至50%。重置成本是指重置所有按市場價值計算差額時附有正值的合約成本，亦是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按《銀行條例》附表三計算的數額。

The tables above give the contractual or notional amounts, replacement cost and credit risk-weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk-weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk-weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

或然負債及承擔是與信貸有關的工具，包括用以延長信貸的承兑票據、信用證、擔保書和承付款項。約定數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部份數額會在未經提取前逾期，約定總額並不代表未來流動性要求。

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

資產負債表外的金融工具是由本集團及銀行在外匯、利率及產權市場進行期貨、遠期交易及掉期交易而產生。

Off-balance sheet financial instruments arise from futures, forward and swap transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

這些工具的名義金額指示在結算日仍未完成的交易量，但並不代表所承受風險的數額。

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

(c) 資本承擔

(c) Capital commitments

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

Capital commitments outstanding at 31st December not provided for in the accounts were as follows:

		集團 The Group		銀行 The Bank	
		2001	2000	**2001**	2000
		港幣千元 HK$'000	港幣千元 HK$'000	**港幣千元 HK$'000**	港幣千元 HK$'000
已核准支出並已簽約	Expenditure authorised and contracted for	**65,694**	78,356	**64,657**	70,776
已核准支出但未簽約	Expenditure authorised but not contracted for	**3,089**	2,072	**2,739**	1,683
		68,783	80,428	**67,396**	72,459

(d) 經營租約承擔

(d) Operating lease commitments

於2001年12月31日，在不可撤銷的經營租約內，未來最低應付租賃款項總額如下：

At 31st December, 2001, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

		集團 The Group		銀行 The Bank	
		2001	2000	**2001**	2000
		港幣千元 HK$'000	港幣千元 HK$'000	**港幣千元 HK$'000**	港幣千元 HK$'000
行址	Premises				
租約約滿於：	Leases expiring:				
1年以內	within one year	**102,435**	99,401	**122,970**	112,564
1年至5年內	after one year but within five years	**82,479**	105,443	**70,222**	86,706
5年以後	after five years	**29,934**	34,206	**27,382**	33,145
		214,848	239,050	**220,574**	232,415

31. (a) 本年度除稅前溢利與經營業務現金(流出)/流入淨額對賬表

31. (a) Reconciliation of profit for the year before taxation to net cash (outflow) / inflow from operating activities

		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
本年度除稅前溢利	Profit for the year before taxation	**1,890,856**	2,180,747
應收利息及其他賬項之減額	Decrease in interest receivable and other accounts	**55,679**	796,115
應付利息及其他賬項之增額	Increase in interest payable and other accounts	**(72,428)**	(338,000)
壞賬及呆賬支出	Charge for bad and doubtful debts	**432,385**	706,786
非持作買賣用途的股份證券減值準備	Provision for diminution in non-trading equity securities	**10,321**	2,436
持至到期債務證券、投資證券和聯營公司的準備金調撥	Provisions on held-to-maturity debt securities, investment securities and associates	**45,049**	72,530
應佔聯營公司溢利減虧損	Share of profits less losses of associates	**12,741**	(51,878)
出售持至到期債務證券、投資證券和聯營公司所得淨收益	Net profit on disposal of held-to-maturity debt securities, investment securities and associates	**(21,445)**	(16,071)
出售非持作買賣用途的證券所得(利潤)/虧損	Net (profit) / loss on disposal of non-trading securities	**(705)**	13,145
出售固定資產(利潤)/虧損	Net (profit) / loss on disposal of fixed assets	**(8,369)**	5,167
已發行存款證及債券之利息費用	Interest expenses on certificates of deposit and bonds issued	**879,415**	992,090
固定資產折舊	Depreciation on fixed assets	**205,896**	170,395
商譽攤銷	Amortisation of goodwill	**98,064**	15,789
股份證券之股息收入	Dividend income from equity securities	**(21,753)**	(12,285)
交易業務現金流入淨額	Net cash inflow from trading activities	**3,505,706**	4,536,966
在銀行及其他金融機構存款之淨(增額)/減額(3個月後付還)	Net (increase) / decrease in placements with banks and other financial institutions (repayable beyond three months)	**(167,282)**	2,205,572
貿易票據之淨(增額)/減額	Net (increase) / decrease in trade bills	**(16,135)**	89,170
所持存款證之淨增額(3個月後付還)	Net increase in certificates of deposit held (repayable beyond three months)	**(153,230)**	(504,373)
持作買賣用途的股份證券之淨減額/(增額)/	Net decrease / (increase) in trading equity securities	**126,882**	(215,399)
客戶貸款之淨增額	Net increase in advances to customers	**(4,064,986)**	(7,466,403)
銀行及其他金融機構貸款之淨(增額)/減額	Net (increase) / decrease in advances to banks and other financial institutions	**(50,024)**	319,860
國庫債券之淨減額(3個月後付還)	Net decrease in treasury bills (repayable beyond three months)	**—**	4,530,325
債務證券之淨增額(3個月後付還)	Net increase in debt securities (repayable beyond three months)	**(1,510,356)**	(490,333)
銀行及其他金融機構存款結餘之淨增額	Net increase in deposits and balances of banks and other financial institutions	**261,124**	2,547,380
客戶存款之淨增額	Net increase in deposits of customers	**1,122,179**	6,776,082
匯兑調整	Exchange adjustments	**(32,226)**	11,137
經營業務現金(流出)/流入淨額	Net cash (outflow) / inflow from operating activities	**(978,348)**	12,339,984

(b) 收購附屬公司 (b) Purchase of subsidiaries

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
已購入淨資產	Net assets acquired		
庫存現金及款項結存於：	Cash and balances with:		
－ 本銀行	- The Bank	—	73,697
－ 其他銀行及金融機構	- Other banks and financial institutions	—	5,452,900
在銀行及其他金融機構於1至12個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	**337,775**	272,986
已扣除準備之貿易票據	Trade bills less provisions	—	28,614
其他證券投資	Other investments in securities	**125,213**	328
持有的存款證	Certificates of deposit held	—	473,250
已扣除準備之貸款及其他賬項	Advances and other accounts less provisions	**599,648**	15,094,184
持至到期的債務證券	Held-to-maturity debt securities	**6,397**	866,515
投資證券	Investment securities	**2,854**	2,027
固定資產	Fixed assets	**11,876**	691,090
銀行及其他金融機構的存款及結餘	Deposits and balances with banks and other financial institutions	**(7,798)**	(31,185)
客戶存款	Deposits of customers	**(947,322)**	(19,711,956)
已發行之存款證	Certificates of deposit issued	—	(101,395)
其他賬項及準備	Other accounts and provisions	**(11,576)**	(312,046)
少數股東權益	Minority interests	—	(436,985)
		117,067	2,362,024
購入由以前少數股東擁有之附屬公司的剩餘資產	Purchase of remaining net assets of a subsidiary owned by its former minority shareholders	**433,289**	—
賬項綜合時產生的商譽	Goodwill arising on consolidation	**389,978**	1,468,229
		940,334	3,830,253
應付投資金額	Investment cost payable		
－ 1月1日	- as at 1st January	**377,894**	—
－ 12月31日	- as at 31st December	**(1,682)**	(377,894)
以現金支付總額	Total amount satisfied by cash	**1,316,546**	3,452,359

(c) 收購附屬公司現金流出 / (流入)淨額 (c) Net cash outflow/(inflow) from acquisition of subsidiaries

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
現金購入價	Cash consideration	**1,316,546**	3,452,359
減：購入的現金及等同現金項目	Less: Cash and cash equivalents acquired	**(337,775)**	(6,196,144)
		978,771	(2,743,785)

(d) 2001年內融資變動分析

(d) Analysis of changes in financing for 2001

	借貸資本 Loan capital 港幣千元 HK$'000	股本(包括股份溢價) Share capital (including share premium) 港幣千元 HK$'000	存款證 Certificates of deposit 港幣千元 HK$'000	可換股債券 Convertible bonds 港幣千元 HK$'000
集團 The Group				
1月1日 At 1st January	**2,339,850**	**3,875,016**	**8,544,198**	**1,952,254**
融資現金流入 Cash inflow from financing	**4,272,498**	**84,419**	**6,069,750**	**—**
贖回存款證及可換股債券 Cash outflow upon redemption	**(2,339,790)**	**—**	**(6,026,322)**	**(1,635,345)**
資本費用 Capital fee paid	**—**	**(30)**	**—**	**—**
匯兑調整 Exchange adjustments	**(1,435)**	**—**	**(2,026)**	**(18)**
12月31日 At 31st December	**4,271,123**	**3,959,405**	**8,585,600**	**316,891**

2000年內融資變動分析

Analysis of changes in financing for 2000

	借貸資本 Loan capital 港幣千元 HK$'000	股本(包括股份溢價) Share capital (including share premium) 港幣千元 HK$'000	存款證 Certificates of deposit 港幣千元 HK$'000	可換股債券 Convertible bonds 港幣千元 HK$'000
集團 The Group				
1月1日 At 1st January	—	3,764,679	8,387,743	2,292,056
融資現金流入 Cash inflow from financing	2,340,000	110,367	3,894,950	—
贖回存款證及可換股債券 Cash outflow upon redemption	—	—	(3,854,112)	(347,985)
資本費用 Capital fee paid	—	(30)	—	—
經收購附屬公司的增置 Additions through acquisition of subsidiaries	—	—	101,395	—
匯兑調整 Exchange adjustments	(150)	—	14,222	8,183
12月31日 At 31st December	2,339,850	3,875,016	8,544,198	1,952,254

(e) 現金及等同現金項目分析

(e) Analysis of the balances of cash and cash equivalents

	2001 **港幣千元 HK$'000**	2000 港幣千元 HK$'000
現金及在銀行和其他金融機構結存 Cash and balances with banks and other financial institutions	**1,540,101**	1,460,823
通知及短期存款 Money at call and short notice	**35,494,524**	37,636,072
在銀行及其他金融機構的存款(3個月內付還) Other placements with banks and other financial institutions (repayable within three months)	**2,477,880**	3,267,645
國庫債券及債務證券(3個月內付還) Treasury bills and debt securities (repayable within three months)	**2,860,492**	3,869,953
存款證 Certificates of deposit	**468,679**	330,132
	42,841,676	46,564,625

32. 行政人員貸款

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公布如下：

32. Loans to Officers

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B(4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

	2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
相關貸款於12月31日的結欠總額 Aggregate amount of relevant loans outstanding at 31st December		
由銀行借出 By the Bank	**662,684**	365,244
由附屬公司借出 By subsidiaries	**16,806**	17,781
	679,490	383,025
年中相關貸款之最高結欠總額 The maximum aggregate amount of relevant loans outstanding during the year		
由銀行借出 By the Bank	**2,172,210**	614,898
由附屬公司借出 By subsidiaries	**17,781**	18,503

33. 有關連人士的重大交易

本集團為其職員提供一些退休福利計劃，並已於附註2(q)披露。於2001年內，本銀行給予這些計劃的供款總數為港幣59,000,000元(2000年：港幣47,000,000元)。

本集團與其有關連人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。本行借予一間聯營公司免息股東墊款，其於2001年12月31日的結餘為港幣33,000,000元(2000：港幣39,000,000元)，除此以外，所有存款及信貸的利率，均按照與一般同等信用水平之客戶相若的條款及規定。

於2001年，本集團從有關連人士所收取與支付予他們的利息，及在2001年12月31日，有關連人士的欠款及欠有關連人士的款項現總結如下：

33. Material Related Party Transactions

The Group maintains certain retirement benefit schemes for its staff as per Note 2(q). In the year 2001, the total amount of contributions the Bank made to the schemes was HK$59 million (2000 : HK$47 million).

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is an interest free shareholder's advance extended to one associate amounting to HK$33 million at 31st December, 2001 (2000 : HK$39 million), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

The interest received from and interest paid to the Group's related parties for the year, and the outstanding balances of amounts due from and due to them at the year end are aggregated as follows:

	2001 相對集團總數之百分率 % to Group total	2000 相對集團總數之百分率 % to Group total
利息收入 Interest income	**3.9**	2.6
利息支出 Interest expense	**3.0**	2.9
有關連人士的欠款(附註a) Amount due from related parties (Note a)	**3.8**	4.8
欠有關連人士的款項(附註b) Amount due to related parties (Note b)	**2.5**	1.9

附註：(a) 根據資產總額但不計入現金及短期資金、在銀行及其他金融機構於1至12個月內到期的存款、聯營公司投資及固定資產。

(b) 根據客戶存款及已發行之債務證券。

Notes: (a) Base on total assets excluding cash and short-term funds, placements with banks and other financial institutions maturing between one and twelve months, investments in associates and fixed assets.

(b) Based on deposits of customers and debt instruments issued.

34. 比較數字

由於會計政策變更(詳情載於附註3)，及為了符合本年度的呈報方式，若干比較數字已再分類。

34. Comparative Figures

Certain comparative figures have been adjusted as a result of the changes in accounting policies, details of which are set out in Note 3, and reclassified to conform with the current year's presentation.

(1) 資本充足比率及資本基礎

(1) Capital Adequacy Ratio and Capital Base

會計政策變更引起的前期調整，已計入於2000年12月31日的資本充足比率及資本基礎計算內。

Prior year adjustments resulting from changes in accounting policies have been taken into account in calculation of Capital Adequacy Ratio and Capital Base as at 31st December 2000.

(a) 資本充足比率

(a) Capital Adequacy Ratio

		2001 百分率 %	2000 重報 Restated 百分率 %
未經調整資本充足比率	Unadjusted capital adequacy ratio	17.5	16.3
調整後資本充足比率	Adjusted capital adequacy ratio	17.4	16.2

未經調整資本充足比率之計算，是根據香港金融管理局訂定之綜合基準及《銀行條例》附表3。綜合基準包括了本銀行及所有列於附註19的附屬公司。

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries referred to in Note 19 as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Banking Ordinance.

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

(b) 集團扣減後的資本基礎

(b) Group Capital Base after Deductions

		2001 港幣千元 HK$'000	2000 重報 Restated 港幣千元 HK$'000
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	3,583,711	3,536,945
股份溢價	Share premium	375,694	338,071
儲備	Reserves	12,422,457	11,388,012
少數股東權益	Minority interests	19,092	441,174
減：商譽	Deduct: Goodwill	(1,885,986)	(1,594,072)
核心資本總額	Total core capital	14,514,968	14,110,130
可計算的附加資本	Eligible supplementary capital		
土地及土地權益價值重估的儲備(以70%計算)	Reserves on revaluation of land and interests in land (at 70%)	963,083	969,824
一般呆賬準備金	General provisions for doubtful debts	1,330,094	1,277,672
有期後償債項	Term subordinated debt	4,271,123	2,339,850
可計算的附加資本總額	Total eligible supplementary capital	6,564,300	4,587,346
扣減前的資本基礎總額	Total capital base before deductions	21,079,268	18,697,476
資本基礎總額扣減項目	Deductions from total capital base	(913,104)	(1,029,437)
扣減後的資本基礎總額	Total capital base after deductions	20,166,164	17,668,039

(2) 流動資金比率

(2) Liquidity Ratio

		2001 百分率 %	2000 百分率 %
全年平均流動資金比率	Average liquidity ratio for the year	46.6	48.4

全年平均流動資金比率是每月平均流動資金比率的平均數，其計算是根據香港金融管理局訂定的綜合基準及《銀行條例》附表4。

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Banking Ordinance.

(3) 分部資料 (3) Segmental Information

(a) 按地區分部 (a) By Geographical Areas

按地區分部的資料是根據附屬公司的主要業務所在地點，或按負責報告業績或將資產入賬的本銀行分行地點予以披露。

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

2001

		香港 Hong Kong 港幣千元 HK$'000	中華人民共和國 People's Republic of China 港幣千元 HK$'000	其他亞洲國家 Other Asian Countries 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	分部間之交易抵銷 Inter-segment elimination 港幣千元 HK$'000	綜合總額 Consolidated 港幣千元 HK$'000
集團	The Group						
經營收入總額	Total operating income	**4,283,544**	**347,815**	**144,588**	**394,014**	**42,024**	**5,211,985**
除稅前溢利	Profit before taxation	**1,372,522**	**171,916**	**74,323**	**171,172**	**100,923**	**1,890,856**
資產總額	Total assets	**162,843,922**	**11,988,383**	**12,290,207**	**28,438,365**	**(33,795,944)**	**181,764,933**
負債總額	Total liabilities	**141,977,540**	**11,802,723**	**12,091,465**	**22,643,445**	**(29,287,956)**	**159,227,217**
或然負債及承擔	Contingent liabilities and commitments	**31,659,555**	**4,054,355**	**1,119,289**	**1,426,172**	**—**	**38,259,371**

2000 重報 Restated

		香港 Hong Kong 港幣千元 HK$'000	中華人民共和國 People's Republic of China 港幣千元 HK$'000	其他亞洲國家 Other Asian Countries 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	分部間之交易抵銷 Inter-segment elimination 港幣千元 HK$'000	綜合總額 Consolidated 港幣千元 HK$'000
集團	The Group						
經營收入總額	Total operating income	4,100,848	349,138	144,150	351,938	23,787	4,969,861
除稅前溢利	Profit before taxation	1,754,513	90,283	98,196	155,915	81,840	2,180,747
資產總額	Total assets	162,971,558	11,039,103	11,290,220	23,448,173	(29,580,804)	179,168,250
負債總額	Total liabilities	138,616,092	10,894,680	11,026,517	22,452,418	(23,909,576)	159,080,131
或然負債及承擔	Contingent liabilities and commitments	27,913,034	2,583,162	1,292,330	1,037,779	—	32,826,305

(b) 客戶貸款 (b) Advances to Customers

(i) 按行業分類 (i) By Industry Sectors

客戶貸款的行業類別是按該等貸款的用途分類，及未減除任何準備。

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
集團	The Group		
在香港使用的貸款	Loans for use in Hong Kong		
工商金融	Industrial, commercial and financial		
－ 物業發展	- Property development	**5,158,882**	5,220,885
－ 物業投資	- Property investment	**11,477,370**	10,590,097
－ 金融企業	- Financial concerns	**1,819,351**	2,679,540
－ 股票經紀	- Stockbrokers	**82,405**	135,947
－ 批發與零售業	- Wholesale and retail trade	**2,701,901**	2,865,242
－ 製造業	- Manufacturing	**1,568,309**	1,332,082
－ 運輸與運輸設備	- Transport and transport equipment	**4,322,030**	3,387,521
－ 其他	- Others	**7,350,675**	7,564,898
－ 小計	- Sub-total	**34,480,923**	33,776,212

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
個人	Individuals		
— 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	- Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**2,596,815**	2,647,378
— 購買其他住宅物業的貸款	- Loans for the purchase of other residential properties	**42,169,173**	41,120,118
— 信用咭貸款	- Credit card advances	**1,955,494**	1,601,340
— 其他	- Others	**3,760,291**	3,742,416
— 小計	- Sub-total	**50,481,773**	49,111,252
在香港使用的貸款總額	Total loans for use in Hong Kong	**84,962,696**	82,887,464
貿易融資	Trade finance	**3,067,857**	3,110,720
在香港以外使用的貸款	Loans for use outside Hong Kong	**20,144,009**	17,995,775
客戶貸款總額	Total advances to customers	**108,174,562**	103,993,959

(ii) 按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(ii) By Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		客戶貸款總額 Total advances to customers		不履行貸款 Non-performing loans		逾期3個月以上的客戶貸款 Advances overdue for over three months	
		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000	2001 港幣千元 HK$'000	2000 港幣千元 HK$'000	2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
集團	The Group						
香港	Hong Kong	**92,212,501**	90,016,930	**2,326,930**	2,459,904	**2,375,517**	2,931,325
中華人民共和國	People's Republic of China	**3,491,205**	3,188,183	**591,638**	855,006	**692,299**	894,893
其他亞洲國家	Other Asian Countries	**3,894,150**	3,261,599	**184,111**	226,110	**133,191**	132,690
其他	Others	**8,576,706**	7,527,247	**217,353**	204,188	**14,601**	156,797
總額	Total	**108,174,562**	103,993,959	**3,320,032**	3,745,208	**3,215,608**	4,115,705

(c) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。當某一地區的風險額佔總風險額10%或以上，該地區的風險額便予以披露。

(c) Cross-border Claims

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

		2001			
		銀行及其他金融機構 Bank and other financial institutions 港幣千元 HK$'000	公營機構 Public entites 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
集團	The Group				
其他亞洲國家	Other Asian Countries	**16,294,762**	**742,314**	**4,707,965**	**21,745,041**
北美洲	North America	**5,172,573**	**127,487**	**3,078,734**	**8,378,794**
西歐	Western Europe	**27,980,835**	**10,206**	**285,992**	**28,277,033**

		2000			
		銀行及其他金融機構 Bank and other financial institutions 港幣千元 HK$'000	公營機構 Public entites 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
集團	The Group				
其他亞洲國家	Other Asian Countries	20,139,117	742,392	3,868,548	24,750,057
北美洲	North America	8,202,895	73,655	3,213,945	11,490,495
西歐	Western Europe	25,121,665	—	170,617	25,292,282

(4) 逾期及經重組資產

(4) Overdue and Rescheduled Assets

(a) 逾期及經重組貸款

(a) Overdue and Rescheduled Advances

		2001		2000	
		港幣千元 HK$'000	佔客戶貸款總額的百分比 % of total advances to customers	港幣千元 HK$'000	佔客戶貸款總額的百分比 % of total advances to customers
集團	The Group				
逾期客戶貸款	Advances to customers overdue for				
– 3個月以上至6個月	- 6 months or less but over 3 months	**590,368**	**0.6**	887,241	0.9
– 6個月以上至1年	- 1 year or less but over 6 months	**558,080**	**0.5**	840,726	0.8
– 1年以上	- Over 1 year	**2,067,160**	**1.9**	2,387,738	2.3
		3,215,608	**3.0**	4,115,705	4.0
經重組客戶貸款	Rescheduled advances to customers	**223,648**	**0.2**	770,123	0.7
逾期及經重組客戶貸款總額	Total overdue and rescheduled advances	**3,439,256**	**3.2**	4,885,828	4.7
有抵押逾期貸款	Secured overdue advances	**2,543,835**	**2.4**	2,953,053	2.9
無抵押逾期貸款	Unsecured overdue advances	**671,773**	**0.6**	1,162,652	1.1

於2001年12月31日及2000年12月31日，本集團貸予銀行及其他金融機構的款項中，沒有逾期3個月以上或經重組的貸款。

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2001 and 31st December, 2000, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

(b) 對帳

(b) Reconciliation

		2001 港幣千元 HK$'000	2000 港幣千元 HK$'000
逾期貸款 (附註1)	Overdue advances (Note 1)	**3,215,608**	4,115,705
經重組貸款 (附註2)	Rescheduled advances (Note 2)	**223,648**	770,123
逾期及經重組貸款總額	Total overdue and rescheduled advances	**3,439,256**	4,885,828
減：逾期但仍累計利息貸款	Less: Overdue advances on which interest is still being accrued	**(315,046)**	(1,079,466)
減：經重組但仍累計利息貸款	Less: Rescheduled advances on which interest is still being accrued	**(116,270)**	(355,157)
加：不履行貸款但非逾期或經重組	Add: Non-performing loans which are not overdue or rescheduled	**312,092**	294,003
不履行貸款總額	Total non-performing loans	**3,320,032**	3,745,208

附註1：逾期貸款即逾期3個月以上的客戶貸款

附註2：根據修訂還款條款已逾期超過3個月的經重組貸款，已列入逾期貸款範圍，並不屬於經重組貸款。

Notes: (1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms were included under overdue advances and not rescheduled advances.

(c) 其他逾期資產

(c) Other Overdue Assets

		2001 債務證券 Debt securities 港幣千元 HK$'000	2001 累計利息 Accrued interest 港幣千元 HK$'000	2001 其他資產* Other assets* 港幣千元 HK$'000	2000 債務證券 Debt securities 港幣千元 HK$'000	2000 累計利息 Accrued interest 港幣千元 HK$'000	2000 其他資產* Other assets* 港幣千元 HK$'000
集團	The Group						
其他逾期資產	Other assets overdue for						
– 3個月以上至6個月	- 6 months or less but over 3 months	**—**	**3,641**	**2,476**	27,298	28,126	189
– 6個月以上至1年	- 1 year or less but over 6 months	**—**	**3,861**	**1,159**	54,507	7,914	431
– 1年以上	- Over 1 year	**15,595**	**2,062**	**890**	59,688	1,812	3,897
		15,595	**9,564**	**4,525**	141,493	37,852	4,517
經重組資產	Rescheduled assets	**—**	**—**	**—**	—	—	2,381
		15,595	**9,564**	**4,525**	141,493	37,852	6,898

*其他資產是指貿易票據及應收款項

* Other assets refer to trade bills and receivables.

(5) 貨幣風險

(5) Currency Concentrations

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外匯淨持倉總額或結構性淨持倉總額的10%或以上，便須予以披露。

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

		2001 港幣百萬元 HK$Million				2000 港幣百萬元 HK$Million		
		美元 USD	加元 CAD	其他 Others	總額 Total	美元 USD	其他 Others	總額 Total
集團	The Group							
現貨資產	Spot assets	**47,398**	**3,700**	**18,303**	**69,401**	49,274	16,275	65,549
現貨負債	Spot liabilities	**(49,546)**	**(3,944)**	**(19,792)**	**(73,282)**	(48,191)	(20,223)	(68,414)
遠期買入	Forward purchases	**13,777**	**318**	**4,041**	**18,136**	13,571	6,336	19,907
遠期賣出	Forward sales	**(11,156)**	**(118)**	**(2,571)**	**(13,845)**	(15,219)	(2,316)	(17,535)
長 / (短) 盤淨額	Net long/ (short) position	**473**	**(44)**	**(19)**	**410**	(565)	72	(493)

		2001 港幣百萬元 HK$Million					2000 港幣百萬元 HK$Million				
		美元 USD	加元 CAD	新加坡元 SGD	其他 Others	總額 Total	美元 USD	加元 CAD	新加坡元 SGD	其他 Others	總額 Total
結構性持倉淨額	Net structural position	**710**	**162**	**172**	**152**	**1,196**	657	172	184	108	1,121

(6) 風險管理

本集團已制定政策及程序，用以監察及控制本集團業務引起的風險，包括信貸風險、流動資金、資本及市場風險。這些政策由管理層、信貸委員會或資產及負債管理委員會定期檢討，並經董事會批核。內部稽核員亦會定期稽核，以保證該等政策及程序能得以遵從。本集團並設立投資委員會以制定投資策略，及監察投資活動的表現和遵從情況。

(a) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。為了監管本集團的信貸風險管理，董事會已授權由本銀行主席兼行政總裁任主席的信貸委員會以執行這職能。

本集團的信貸風險管理，是獨立於借貸單位，其執行是藉信貸政策制定、信貸評審、對遵從監管要求的保證、及資產素質的監管。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。再者，信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

於這方面，詳盡的信貸風險管理指引已載於本集團的信貸手冊，並經由信貸委員會定期檢閱及批核。載於信貸手冊內的為信貸權限授權、授信標準、信貸監管處理、10 級貸款分類系統、信貸追收及撥備政策。

(6) Risk Management

The Group has established policies and procedures for the control and monitoring of risk arising out of the business of the Group, including credit risk, liquidity risk, capital and market risk. These policies have been reviewed regularly by the Management, Credit Committee or Asset and Liability Management Committee and have been approved by the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established the Investment Committee to formulate the investment strategies and to monitor the performance and compliance of the investment activities.

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises from the loans and advances, treasury and other activities. To oversee the Group's credit risk management, the Board of Directors has delegated authority to the Credit Committee which is chaired by the Bank's Chairman and Chief Executive to perform this function.

The Group's credit risk management, which is independent of the lending units, is carried out by formulation of credit policies, credit assessment, assurance of compliance with the regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Moreover, concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in the Group's Credit Manual which is regularly reviewed and approved by the Credit Committee. Contained in the Credit Manual are the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

(b) 流動資金風險管理

流動資金風險是指本集團不能履行現時的責任。本集團已制定流動資金風險管理政策，並經由資產及負債管理委員會審閱及得到董事局的批核。本集團透過法定流動資金比率、貸存比率及到期錯配組合得以量度集團的流動資金。

資產及負債管理委員會每天均緊密監察集團的流動資金情況，以確保集團的資產、負債及合約承諾的流動結構能達到對資金的需求，並能經常符合法定的流動資金比率。本集團於2001年的平均流動資金比率是46.6%，遠超法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(c) 資本管理

本集團的政策是要維持雄厚的資本，以支持集團的業務發展，並能達到法定的資本充足比率要求。本集團在2001年12月31日在計入市場風險的調整後資本充足比率是17.4%，未經調整資本充足比率是17.5%，均遠超法定的最低要求。

本集團按各業務部門所承受的風險來分配資本。一些附屬公司或分行若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持足夠的資本。而某些本集團的附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(d) 市場風險管理

市場風險是指由市場上之息率及價格的變化，如利率、外匯牌價，股票價格及商品價格等，對銀行的資產、負債及承擔的影響，因而引起盈利或虧損的風險。

本集團的市場風險來自以當時市場價格估值(即市場標價基準)所持有作買賣交易的外匯、債務證券、股份及衍生工具和來自以成本加應計利息估值(即應計制基準)的投資及銀行活動的財務資產及負債，以及在資產負債表上以公正價值衡量並分類作其他投資項目的證券。本集團在衍生工具上的交易活動，主要是按照客戶需求及對沖其他交易項目而作出。本集團已制定市場風險管理政策，用以監控市場風險。

(b) Liquidity Risk Management

Liquidity risk is the risk that the Group cannot meet its current obligation. To manage liquidity risk, the Group has established the liquidity risk management policy which is reviewed by the Asset and Liability Management Committee and approved by the Board of Directors. The Group measures the liquidity of the Group through statutory liquidity ratio, loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments can meet its funding needs and that the statutory liquidity ratio is always complied with. The Group's average liquidity ratio was 46.6% for 2001 which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(c) Capital Management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 17.4% and the unadjusted ratio of 17.5% as at 31st December, 2001 were well above the statutory minimum ratio.

Capital is allocated to the various activities of the Group depending on the risk taken by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities. Certain financial subsidiaries are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(d) Market Risk Management

Market risk is the risk arising from the net effect of changes in market rates and prices, such as interest rates, foreign exchange rates, equity and commodity prices, on the Group's assets, liabilities and commitments, thus causing profits or losses.

The Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives which are valued at current market prices (mark-to-market basis) and from its investment and banking activities in financial assets and liabilities which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

本集團在衡量和監察各交易活動的市場風險，是根據本金（或名義）金額、未平倉盤及止蝕限制所制定，亦規定各營業部門、營業類別及整體的風險均控制在資產及負債管理委員會已檢閱及制定的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險會定期由資產及負債管理委員檢查並向董事局匯報，而超過已批核的限額，則於發生時即時報告。

The Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis while exceptions to limits are reported when they occur.

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團的風險數額的計算，是依據過去一天市場息率與價格的波動，及95%之置信程度，並計入不同市場及息率的相關程度。

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable movement in market rates and prices, if positions are held unchanged in a certain horizon time period. The Group's VaR is calculated using historical one-day movement in market rates and prices and a 95% confidence level and takes into account correlation between different markets and rates.

於2001年12月31日，本集團與市場風險有關的財資交易組合的風險數額為港幣310,000元（2000年：港幣280,000元）。而集團與市場風險有關的財資交易每日平均收入為港幣340,000元（2000年：港幣300,000元）。每日收入的標準差為港幣410,000元（2000年：港幣210,000元）。

The VaR for the Group's market risk-related treasury trading portfolio as at 31st December, 2001 was HK$0.31 million (2000 : HK$0.28 million). The average daily revenue earned from the Group's market risk-related treasury trading activities in 2001 was HK$0.34 million (2000 : HK$0.30 million). The standard deviation of these daily revenues was HK$0.41 million (2000 : HK$0.21 million).


日數
Number of days
140
120
100
80
60
40
20
0
2
1
1
1
5
72
104
43
9
4
0
1
-1以下 -1 Less
-1至-0.75 -1 to- 0.75
-0.75至-0.5 -0.75 to -0.5
-0.5至-0.25 -0.5 to -0.25
-0.25至0 -0.25 to 0
0至0.25 0 to 0.25
0.25至0.5 0.25 to 0.5
0.5至0.75 0.5 to 0.75
0.75至1 0.75 to 1
1至1.25 1 to 1.25
1.25至1.5 1.25 to 1.5
1.5以上 1.5More
收入（港幣百萬元） Revenues (HK$M)

與市場風險有關財資交易的收入每日分布圖－2001年
Daily distribution of market risk-related treasury trading revenues – Year 2001



日數
Number of days
140
120
100
80
60
40
20
0
0
0
0
0
14
90
119
17
6
0
1
0
-1以下 -1 Less
-1至-0.75 -1 to -0.75
-0.75至-0.5 -0.75 to -0.5
-0.5至-0.25 -0.5 to -0.25
-0.25至0 -0.25 to 0
0至0.25 0 to 0.25
0.25至0.5 0.25 to 0.5
0.5至0.75 0.5 to 0.75
0.75至1 0.75 to 1
1至1.25 1 to 1.25
1.25至1.5 1.25 to 1.5
1.5以上 1.5More
收入(港幣百萬元) Revenues (HK$M)

與市場風險有關財資交易的收入每日分布圖－2000年
Daily distribution of market risk-related treasury trading revenues – Year 2000

上圖為本集團2001年(對比2000年)與市場風險有關的財資交易收入的每日分布情況。圖中顯示243個交易日中有10日(2000年：於247個交易日中有14日)出現虧損，而最普遍的單日收入，是介乎港幣250,000元至港幣500,000 元之間，共計104日(2000年：相同收入範圍有119日)。最高的單日虧損為港幣2,660,000元(2000年：港幣140,000元)，次高的單日虧損則為港幣1,300,000元(2000年：港幣110,000元)，而最高的單日收入是港幣4,170,000元(2000年：港幣1,500,000元)。

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for 2001 (comparing with 2000) is provided above. This shows that 10 out of 243 days (2000 : 14 out of 247 days) are in the loss positions. The most frequent result was a daily revenue of between HK$0.25 million and HK$0.50 million with 104 occurrences (2000 : same band with 119 occurrences). The maximum daily loss was HK$2.66 million (2000 : HK$0.14 million) and the next maximum daily loss was HK$1.30 million (2000 : HK$0.11 million). The highest daily revenue was HK$4.17 million (2000 : HK$1.50 million).

(i) 外匯風險承擔

本集團的外匯風險源自外匯買賣、商業銀行業務及結構性外幣資產或負債。所有外幣持倉均由資金部管理，並維持在資產及負債管理委員會所訂定的限額內。

在2001年12月31日，外匯交易持倉的風險數額為港幣320,000元(2000年：港幣100,000元)。2001年平均每日外匯交易盈利為港幣320,000元(2000年：港幣270,000元)。

(i) Foreign Exchange Exposure

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 31st December, 2001 was HK$0.32 million (2000 : HK$0.10 million). The average daily foreign exchange dealing profit for 2001 was HK$0.32 million (2000 : HK$0.27 million).

本集團投資於分行、附屬公司及聯營公司的外幣投資，有關的溢利及虧損因為已撥入儲備內，所以未計算在風險數額內。管理此類外幣投資的主要宗旨，是要保護本集團的儲備不受匯率變動所影響。

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies are excluded from VaR measurements as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(ii) 利率風險承擔

本集團的利率持倉源自財資及商業銀行業務。利率風險來自交易組合及非交易組合。所有交易組合持倉由資金部管理，並維持在資產及負債管理委員會所訂定的限額內。而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差，及某些定息資產和負債的不同到期日所引致，此等利率風險亦由本集團的資產及負債管理委員會負責監管。

在2001年12月31日，債務證券及衍生工具交易(除外匯遠期合約)的風險數額為港幣170,000元(2000年： 港幣190,000元)，此類業務在2001年每日平均盈利為港幣20,000元(2000年：港幣20,000元)。

(ii) Interest Rate Exposure

The Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards, at 31st December, 2001 was HK$0.17 million (2000 : HK$0.19 million). The average daily profit due to these activities for 2001 was HK$0.02 million (2000 : HK$0.02 million).

(iii) 股票風險承擔

本集團的股票風險承擔包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期檢閱及監控股票買賣活動。在2001年12月31日，股票交易持倉的風險數額為港幣3,660,000元(2000年：港幣7,010,000元)。

(iii) Equities Exposure

The Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 31st December, 2001 was HK$3.66 million (2000 : HK$7.01 million).

BEA 東亞銀行

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